Financial highlights

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net income (CHF million)

Net income attributable to shareholders	841	609	793	38	6	5,098	6,724	(24)

of which from continuing operations	841	609	793	38	6	5,117	6,555	(22)

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.59	0.48	0.59	23	–	3.93	5.14	(24)

Basic earnings per share	0.59	0.48	0.59	23	–	3.91	5.28	(26)

Diluted earnings per share from continuing operations	0.59	0.48	0.56	23	5	3.91	5.01	(22)

Diluted earnings per share	0.59	0.48	0.56	23	5	3.89	5.14	(24)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	9.8	7.0	8.3	–	–	14.4	18.3	–

Core Results (CHF million) [1]

Net revenues	6,960	6,284	6,533	11	7	30,625	33,617	(9)

Provision for credit losses	(23)	(26)	(40)	(12)	(43)	(79)	506	–

Total operating expenses	5,676	5,557	5,228	2	9	23,904	24,528	(3)

Income from continuing operations before taxes	1,307	753	1,345	74	(3)	6,800	8,583	(21)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	81.6	88.4	80.0	–	–	78.1	73.0	–

Pre-tax income margin	18.8	12.0	20.6	–	–	22.2	25.5	–

Effective tax rate	31.0	15.5	34.3	–	–	22.8	21.4	–

Net income margin [2]	12.1	9.7	12.1	–	–	16.6	20.0	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,253.0	1,251.2	1,229.0	0.1	2.0	1,253.0	1,229.0	2.0

Net new assets	13.9	14.6	12.5	(4.8)	11.2	69.0	44.2	56.1

Balance sheet statistics (CHF million)

Total assets	1,032,005	1,067,388	1,031,427	(3)	0	1,032,005	1,031,427	0

Net loans	218,842	222,660	237,180	(2)	(8)	218,842	237,180	(8)

Total shareholders' equity	33,282	34,088	37,517	(2)	(11)	33,282	37,517	(11)

Tangible shareholders' equity [3]	24,385	24,874	27,922	(2)	(13)	24,385	27,922	(13)

Book value per share outstanding (CHF)

Total book value per share	28.35	28.78	32.09	(1)	(12)	28.35	32.09	(12)

Shares outstanding (million)

Common shares issued	1,186.1	1,186.1	1,185.4	0	0	1,186.1	1,185.4	0

Treasury shares	(12.2)	(1.8)	(16.2)	–	(25)	(12.2)	(16.2)	(25)

Shares outstanding	1,173.9	1,184.3	1,169.2	(1)	0	1,173.9	1,169.2	0

Market capitalization

Market capitalization (CHF million)	44,683	49,818	60,691	(10)	(26)	44,683	60,691	(26)

Market capitalization (USD million)	47,933	50,483	58,273	(5)	(18)	47,933	58,273	(18)

BIS statistics

Risk-weighted assets (CHF million)	218,702	227,683	221,609	(4)	(1)	218,702	221,609	(1)

Tier 1 ratio (%)	17.2	16.7	16.3	–	–	17.2	16.3	–

Total capital ratio (%)	21.9	21.9	20.6	–	–	21.9	20.6	–

Number of employees (full-time equivalents)

Number of employees	50,100	50,500	47,600	(1)	5	50,100	47,600	5

1 For further information on Core Results, refer to I – Credit Suisse results – Credit Suisse – Credit Suisse reporting structure. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Dear shareholders

Brady W. Dougan, Chief Executive Officer (left) and
Hans-Ulrich Doerig, Chairman of the Board of Directors. In the background is a portrait of Alfred Escher, who founded Credit Suisse in 1856.

In 2010, we have continued to execute on our client-focused, capital-efficient strategy with an industry leading return on equity of 14.4%. This has served us well through 2010, a year of transition toward the new regulatory environment. Our integrated business model with its balanced portfolio of income streams has proven resilient and leaves us well-capitalized with evidence of continued market share gains across businesses. We achieved net income attributable to shareholders of CHF 5.1 billion with total net new assets of CHF 69.0 billion and a tier 1 ratio of 17.2%.

Performance of our businesses in the fourth quarter
Private Banking achieved strong but seasonally lower net new assets of CHF 9.6 billion in 4Q10 and income before taxes of CHF 824 million. For the full year 2010, income before taxes was CHF 3,426 million, down 6% from 2009. We attracted net new assets of CHF 54.6 billion compared to CHF 41.6 billion in 2009. Our continued success in attracting client assets underscores our strong value proposition and the trust that clients place in us. Among the world’s wealth management firms, Private Banking has an unparalleled competitive position in regard to net new asset generation, profitability and client satisfaction. Revenues in 4Q10 increased 3% to CHF 2,914 million on higher client activity levels. As we continue to invest in our people, our advisory capabilities and multishore platform, our Private Bank is very well positioned for a recovery in client activity levels. In Switzerland, our Corporate & Institutional Clients business, which is an important provider of financing and services to the Swiss economy, achieved another strong result and had CHF 1.5 billion net new assets in 4Q10.

Investment Banking recorded pre-tax income of CHF 558 million in 4Q10 with net revenues of CHF 3,478 million. For the full year 2010, income before taxes was CHF 3,531 million compared to CHF 6,845 million in 2009. Investment Banking saw continued market share momentum while transitioning at a fast pace to a client focused model. The cash equities and prime services businesses maintained their leading positions.

Asset Management reported pre-tax income of CHF 180 million in 4Q10 with net revenue of CHF 617 million. For 2010,income before taxes was CHF 503 million compared to income before taxes of CHF 35 million in 2009. In 2010, Asset Management built on the progress already made and has maintained a positive trend in asset inflows with net new assets of CHF 4.5 billion in the fourth quarter. Our strong net new asset flows are a reflection of the division’s focus on asset allocation and alternative investments. We are pleased that the consistent execution of our strategy is maintaining strong momentum.

Positioned to succeed in new industry landscape
Our results for the full year with a return on equity of 14.4% underscore that our business model is able to produce sustainable returns over the cycle. We have a strong balance sheet, our capital base is solid and we have been very transparent on how we will meet the new requirements. We have remained focused on cost management and have demonstrated the ability to adjust quickly to the changing market environment. Our businesses have maintained good market share momentum and we are in a very strong position to deliver sustainable returns and consistent book value accretion for shareholders and clients.

The Board of Directors will propose a tax privileged distribution out of reserves from capital contributions of CHF 1.30 per share for 2010.
Outlook
2010 saw significant progress in defining the new regulatory environment. In light of this we have adjusted some of our existing targets, including the aim to achieve an annualized return on equity above 15%. These targets represent a prudent expectation of what our business can generate over the long term. If we can consistently meet those targets we are confident that this will establish Credit Suisse as best in class.

Yours sincerely

Hans-Ulrich Doerig Brady W. Dougan
February 2011

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Discontinued operations
Note 4 Segment information
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Trading revenues
Note 8 Other revenues
Note 9 Provision for credit losses
Note 10 Compensation and benefits
Note 11 General and administrative expenses
Note 12 Earnings per share
Note 13 Trading assets and liabilities
Note 14 Investment securities
Note 15 Loans
Note 16 Other assets and other liabilities
Note 17 Long-term debt
Note 18 Accumulated other comprehensive income
Note 19 Tax
Note 20 Employee variable deferred compensation
Note 21 Pension and other post-retirement benefits
Note 22 Derivatives and hedging activities
Note 23 Guarantees and commitments
Note 24 Transfers of financial assets and variable interest entities
Note 25 Fair value of financial instruments
Note 26 Assets pledged or assigned
Note 27 Subsidiary guarantee information
Note 28 Litigation
Investor information
Investor information
List of abbreviations

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 50,100 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators

Operating environment
The global economy continued to recover in 4Q10, but was constrained by high unemployment levels and renewed sovereign debt concerns in Europe. The US Federal Reserve (Fed) and the European Central Bank (ECB) responded with additional easing measures, however, on a global scale policy tightening continued. Equity markets ended the quarter higher, and volatility decreased. Bond yields in major markets increased sharply in 4Q10. The euro weakened against most major currencies due to the European sovereign debt crisis, and the Swiss franc strengthened against the US dollar and the euro.

Economic environment
Leading economic indicators pointed to renewed acceleration in economic momentum, driven by manufacturing gains across many major economies, but regional divergence remained pronounced. Greece continued to suffer from the effects of its austerity package, while growth in Germany remained strong. Gross domestic product (GDP) growth in emerging markets was strong, in some cases exceeding 5% year-on-year. In Switzerland, GDP increased 3%. Inflation remained subdued in developed countries, but there were signs of rising inflationary pressure in emerging markets.

The European sovereign debt crisis entered a second, broader phase. The Irish government announced that its 2010 budget deficit would rise to 32% of GDP as a result of additional capital injections into Irish banks, and Ireland was the first country to request support under the new European Union (EU) and International Monetary Fund rescue mechanism established in May. Ireland will receive a EUR 85 billion rescue package. European leaders announced in October that bondholders may have to share the burden of future bailouts by accepting losses on their investments. In December, European leaders agreed to establish a permanent rescue facility, after the expiration of the European Financial Stability Facility (EFSF) in June 2013, which will require an analysis of fiscal sustainability of any country requesting assistance. There were also discussions about a potential increase in the size of the EFSF. European sovereign debt has been closely watched by the major credit rating agencies. In 4Q10, Greece and Ireland's long-term debt ratings were downgraded. Portugal and Spain were also given lower ratings by some agencies. Moody’s issued a report confirming the AAA rating of US debt, but also discussed that its outlook could change.

Given high unemployment and low inflation and in order to promote a stronger economic recovery, the Fed announced in November further quantitative easing. The Fed said that it would purchase USD 600 billion of long-term treasuries by the end of the second quarter of 2011. The Fed also announced its intention to reinvest an additional USD 250 to 300 billion in treasuries with proceeds from existing securities holdings, while continuing to maintain interest rates at exceptionally low levels. The ECB expanded its European government bond buying program to support bond prices and lower the cost of borrowing for countries struggling with higher borrowing costs. The ECB also announced its decision to continue its extraordinary loan program to banks, which was initiated in August 2007 in response to the subprime crisis, rather than winding down the program as it had previously indicated. These monetary easing measures were an exception, however, as a number of central banks continued to tighten their policies. The Chinese central bank raised reserve requirement ratios and its policy rates. Policy rates were also raised in other countries including Australia, India and Sweden. Some central banks in emerging markets expressed concern about capital inflows. The Brazilian government raised the tax on foreign investment in fixed income instruments from 2% to 6%.

In Switzerland, the favorable economic trend continued, accompanied by a significant increase in the number of start-up companies, but with slowing momentum. Unemployment increased seasonally during 4Q10 and remained above the levels seen before the financial crisis, but below the levels of 4Q09. At the same time, the number of corporate bankruptcies remained at high levels, and there was concern that further appreciation of the Swiss franc could adversely affect the competitiveness of Swiss exports. Interest rates in Switzerland remained at historical lows, and there was strong competition and margin pressure in the mortgage business.

Equity markets had a good quarter, with major indices in the US, Japan and Germany recording gains above 9%. Switzerland was only up 2%, reflecting the underperformance of the banking sector compared to MSCI World in 4Q10 (refer to the charts “Equity markets”). Equity market gains reflected strong third quarter earnings and improved investor sentiment. Market volatility as indicated by the Chicago Board of Options Exchange Market Volatility Index (VIX) decreased in 4Q10 (refer to the charts “Equity markets”). Equity underwriting volume increased significantly, driven by strong initial public offering (IPO) volumes. October and November were the best two months for global IPO volume on record, driven by activity in Asia.

Bond yields increased sharply in 4Q10 after the Fed’s announcement of its intention to purchase USD 600 billion of treasuries. Yields in other major markets also increased, leading to a global bear market trend in major bond markets, with the US treasury market as the worst performer (refer to the charts “Yield curves”). Credit markets suffered from the increase in yields in 4Q10, posting unchanged or even negative total returns. Fixed income markets remained challenged by sovereign debt concerns in Europe, which drove credit spreads wider and volatility higher. The high yield and emerging markets credit segments continued to perform above average.

The two main topics in currency markets in 4Q10 were the Fed’s decision to buy more treasuries and the renewed European sovereign debt crisis. The latter weighed on the euro, which depreciated against most major currencies. Within Europe, the Swiss franc, the Norwegian krone and Swedish krona appreciated against the euro, with the Swiss franc reaching a new record. The significant rise of US yields in 4Q10 supported the US dollar against most Asian currencies, with only the Taiwanese dollar and the Chinese renminbi posting modest gains. High-yielding currencies of countries that export commodities, such as the Australian dollar and the South African rand, benefited from higher commodity prices and capital inflows.

4Q10 was a very strong quarter for commodity markets. Most major commodity indices achieved gains of more than 10%, with prices increasing across all sectors. In the agricultural sector, crop failures in several markets and regions triggered significant price increases. Gold prices rose to new all-time highs above USD 1,400 per ounce, driven by strong investment demand, and oil prices increased due to colder than normal temperatures in December and improving economic indicators.

Sector environment
As a result of the renewed European sovereign debt concerns in 4Q10, European banks underperformed the world banks index (refer to the charts “Equity markets”). Nevertheless, 4Q10 was characterized by improved client activity and higher trading volumes compared to 3Q10.

Regulators and governments continued regulatory reform, including capital and liquidity requirements, compensation and systemic risk. For further information, refer to – Core results – Regulatory proposals and developments.

The funding situation for European banks remained mixed during 4Q10, with full access to funding only available to better-positioned banks. Many smaller European banks experienced ongoing difficulties and significantly higher prices in fundraising. As a result, the ECB decided to extend its extraordinary loan program to banks.

The wealth management sector was better supported by improved equity and fixed income trading volumes despite sovereign debt concerns. The demand for products with underlying real assets, such as gold, real estate funds and inflation hedges, remained high. The strength of the Swiss franc continued to have an adverse foreign exchange impact on assets under management and results at Swiss institutions. The regulatory scrutiny of offshore banking in Europe continued in 4Q10. Retail banking in Switzerland was dampened by strong competition and margin pressure in the mortgage business, despite the first signs of increasing yields in December.

The investment banking sector experienced improved market activity compared to 3Q10. Global equity trading increased 8%. The global equity derivatives market recorded strong volumes reflecting investor demand for hedging tools. US bond market volumes increased 11% compared to 3Q10, driven primarily by trading in US treasuries and mortgage-backed bonds. Global equity capital market activities improved in 4Q10, with the highest quarterly equity underwriting volume on record. Global debt underwriting activity recorded a decrease of 8% compared to 3Q10, but an increase of 5% compared to 4Q09.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index was up almost 5% in 4Q10 and gained almost 11% in 2010, underperforming US equity indices, but outperforming several major European equity indices. There were strong inflows in equity funds and exchange-traded funds (ETFs), net inflows in money market funds and net outflows from bond funds. The MSCI Emerging Markets Index increased 7% from 3Q10.

Market volumes (growth in %)

	Global			Europe

end of 4Q10	QoQ	YoY		QoQ	YoY

Equity trading volume [1]	8	(1)		12	2

Announced mergers and acquisitions [2]	(5)	9		7	6

Completed mergers and acquisitions [2]	9	(17)		7	(16)

Equity underwriting [2]	84	(6)		269	(15)

Debt underwriting [2]	(8)	5		(26)	(31)

Syndicated lending - investment grade [2]	24	60	[3]	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic 3 12M10 vs 12M09

Credit Suisse
In 4Q10, we recorded net income attributable to shareholders of CHF 841 million. Diluted earnings per share were CHF 0.59. Return on equity attributable to shareholders was 9.8%. Our capital position remained strong with a BIS tier 1 ratio of 17.2%. For 2010, we had net income attributable to shareholders of CHF 5,098 million, down 24% compared to CHF 6,724 million in 2009. Return on equity attributable to shareholders was 14.4% in 2010.

Results

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Statements of operations (CHF million)

Net revenues	7,268	6,566	6,715	11	8	31,386	33,294	(6)

Provision for credit losses	(23)	(26)	(40)	(12)	(43)	(79)	506	–

Compensation and benefits	3,371	3,355	2,467	0	37	14,599	15,013	(3)

General and administrative expenses	1,743	1,752	2,298	(1)	(24)	7,231	7,701	(6)

Commission expenses	575	484	530	19	8	2,148	1,997	8

Total other operating expenses	2,318	2,236	2,828	4	(18)	9,379	9,698	(3)

Total operating expenses	5,689	5,591	5,295	2	7	23,978	24,711	(3)

Income from continuing operations before taxes	1,602	1,001	1,460	60	10	7,487	8,077	(7)

Income tax expense	405	117	461	246	(12)	1,548	1,835	(16)

Income from continuing operations	1,197	884	999	35	20	5,939	6,242	(5)

Income/(loss) from discontinued operations	0	0	0	–	–	(19)	169	–

Net income	1,197	884	999	35	20	5,920	6,411	(8)

Less net income/(loss) attributable to noncontrolling interests	356	275	206	29	73	822	(313)	–

Net income attributable to shareholders	841	609	793	38	6	5,098	6,724	(24)

of which from continuing operations	841	609	793	38	6	5,117	6,555	(22)

of which from discontinued operations	0	0	0	–	–	(19)	169	–

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.59	0.48	0.59	23	0	3.93	5.14	(24)

Basic earnings per share	0.59	0.48	0.59	23	0	3.91	5.28	(26)

Diluted earnings per share from continuing operations	0.59	0.48	0.56	23	5	3.91	5.01	(22)

Diluted earnings per share	0.59	0.48	0.56	23	5	3.89	5.14	(24)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	9.8	7.0	8.3	–	–	14.4	18.3	–

Return on tangible equity attributable to shareholders (annualized) [1]	13.4	9.7	11.1	–	–	19.8	25.1	–

Number of employees (full-time equivalents)

Number of employees	50,100	50,500	47,600	(1)	5	50,100	47,600	5

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	4Q10	3Q10	4Q09	4Q10	3Q10	4Q09	4Q10	3Q10	4Q09

Statements of operations (CHF million)

Net revenues	6,960	6,284	6,533	308	282	182	7,268	6,566	6,715

Provision for credit losses	(23)	(26)	(40)	0	0	0	(23)	(26)	(40)

Compensation and benefits	3,362	3,327	2,428	9	28	39	3,371	3,355	2,467

General and administrative expenses	1,739	1,746	2,270	4	6	28	1,743	1,752	2,298

Commission expenses	575	484	530	0	0	0	575	484	530

Total other operating expenses	2,314	2,230	2,800	4	6	28	2,318	2,236	2,828

Total operating expenses	5,676	5,557	5,228	13	34	67	5,689	5,591	5,295

Income from continuing operations before taxes	1,307	753	1,345	295	248	115	1,602	1,001	1,460

Income tax expense	405	117	461	0	0	0	405	117	461

Income from continuing operations	902	636	884	295	248	115	1,197	884	999

Income from discontinued operations	0	0	0	0	0	0	0	0	0

Net income	902	636	884	295	248	115	1,197	884	999

Less net income attributable to noncontrolling interests	61	27	91	295	248	115	356	275	206

Net income attributable to shareholders	841	609	793	–	–	–	841	609	793

Statement of operations metrics (%)

Cost/income ratio	81.6	88.4	80.0	–	–	–	78.3	85.2	78.9

Pre-tax income margin	18.8	12.0	20.6	–	–	–	22.0	15.2	21.7

Effective tax rate	31.0	15.5	34.3	–	–	–	25.3	11.7	31.6

Net income margin [1]	12.1	9.7	12.1	–	–	–	11.6	9.3	11.8

1 Based on amounts attributable to shareholders.

Core Results
In 4Q10, we recorded net income attributable to shareholders of CHF 841 million. Private Banking had resilient net new assets and stable income before taxes. Investment Banking net revenues reflected strong underwriting and advisory results and solid equity sales and trading results, with fixed income sales and trading results negatively impacted by challenging market conditions. Asset Management had higher performance, placement and transaction fees and gains from equity participations, and continued its positive trend in net new assets.

Core Results

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Statements of operations (CHF million)

Net interest income	1,670	1,699	1,890	(2)	(12)	6,474	6,763	(4)

Commissions and fees	3,836	3,271	3,917	17	(2)	14,131	13,702	3

Trading revenues	1,308	938	525	39	149	9,328	12,127	(23)

Other revenues	146	376	201	(61)	(27)	692	1,025	(32)

Net revenues	6,960	6,284	6,533	11	7	30,625	33,617	(9)

Provision for credit losses	(23)	(26)	(40)	(12)	(43)	(79)	506	–

Compensation and benefits	3,362	3,327	2,428	1	38	14,562	14,927	(2)

General and administrative expenses	1,739	1,746	2,270	0	(23)	7,194	7,604	(5)

Commission expenses	575	484	530	19	8	2,148	1,997	8

Total other operating expenses	2,314	2,230	2,800	4	(17)	9,342	9,601	(3)

Total operating expenses	5,676	5,557	5,228	2	9	23,904	24,528	(3)

Income from continuing operations before taxes	1,307	753	1,345	74	(3)	6,800	8,583	(21)

Income tax expense	405	117	461	246	(12)	1,548	1,835	(16)

Income from continuing operations	902	636	884	42	2	5,252	6,748	(22)

Income/(loss) from discontinued operations	0	0	0	–	–	(19)	169	–

Net income	902	636	884	42	2	5,233	6,917	(24)

Less net income attributable to noncontrolling interests	61	27	91	126	(33)	135	193	(30)

Net income attributable to shareholders	841	609	793	38	6	5,098	6,724	(24)

of which from continuing operations	841	609	793	38	6	5,117	6,555	(22)

of which from discontinued operations	0	0	0	–	–	(19)	169	–

Statement of operations metrics (%)

Cost/income ratio	81.6	88.4	80.0	–	–	78.1	73.0	–

Pre-tax income margin	18.8	12.0	20.6	–	–	22.2	25.5	–

Effective tax rate	31.0	15.5	34.3	–	–	22.8	21.4	–

Net income margin [1]	12.1	9.7	12.1	–	–	16.6	20.0	–

Number of employees (full-time equivalents)

Number of employees	50,100	50,500	47,600	(1)	5	50,100	47,600	5

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads on Credit Suisse vanilla debt carried at fair value. For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse debt as of the opening 1Q10 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to I – Credit Suisse results – Core Results – Accounting changes adopted in 1Q10 in the Credit Suisse Financial Report 1Q10 and II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2009. Our Core Results are also impacted by fair valuation gains/losses on cross currency swaps relating to our long-term debt. These fair valuation gains/losses on the cross currency swaps are recorded in the Corporate Center, reflect the volatility in the basis between the relevant currency yield curves and, over the life of the swaps, will result in no net gains/losses.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
In 4Q10, we recorded net income attributable to shareholders of CHF 841 million, up 6% compared to 4Q09. Net revenues were CHF 6,960 million, up 7%, and total operating expenses were CHF 5,676 million, up 9%, compared to 4Q09. Revenues were adversely impacted and expenses were favorably impacted by the weakening of the average rate of the euro and US dollar against the Swiss franc. Our 4Q10 results included fair value losses of CHF 164 million on Credit Suisse vanilla debt. CHF 58 million of fair value losses were charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, and CHF 106 million of fair value losses were included in the Corporate Center. The Corporate Center also included CHF 22 million of fair valuation losses on cross currency swaps relating to our long-term debt.

In Private Banking, net revenues of CHF 2,914 million declined 3% compared to 4Q09. Recurring revenues, representing 77% of net revenues, decreased 2%. In an ongoing low interest rate environment, net interest income decreased 2%, reflecting lower deposit margins on stable average volumes and slightly higher loan margins on higher average volumes. Recurring commissions and fees were down 3%, mainly reflecting lower semi-annual performance fees. Transaction-based revenues decreased 5%, primarily due to gains on auction rate securities (ARS) positions in 4Q09.

In Investment Banking, net revenues of CHF 3,478 million increased 14% compared to 4Q09. In 4Q10, fixed income sales and trading results were stronger compared to a weak 4Q09. 4Q10 fixed income sales and trading results reflected macroeconomic uncertainties, a seasonal decline in client activity and difficult market conditions for our global rates business. Fixed income sales and trading results in 4Q10 were driven by revenues in US residential mortgage-backed securities (RMBS) trading, emerging markets, global rates and foreign exchange, commodities and credit businesses. Equity sales and trading results were solid and stronger compared to 4Q09. Results in these businesses benefited from improved client trading activity during 4Q10 and continued leading franchise positions. Underwriting and advisory results were strong. We had strong equity underwriting revenues, driven by higher industry-wide issuance levels, particularly in IPOs, which had record industry-wide issuance levels during the quarter. Revenues in debt underwriting reflected strong results in leveraged finance, driven by record industry-wide high yield issuance volumes.Advisory revenues reflected improved completed mergers and acquisitions (M&A) market share. Results reflected fair value losses on Credit Suisse vanilla debt of CHF 54 million in 4Q10 compared to net fair value losses of CHF 243 million in 4Q09.

In Asset Management, net revenues of CHF 617 million were down 3%. Asset management fees of CHF 341 million were down 5%, largely as a result of the spin-off of businesses in 3Q10 and lower fees from fund administration services in 4Q10. Average assets under management increased 0.9% compared to 4Q09 reflecting increases in ETFs, index products and emerging markets, mostly offset by the effect of the transfer of the managed lending business to Investment Banking at the end of 4Q09. Placement, transaction and other fees were down 50%, primarily reflecting losses related to investments held by Asset Management Finance (AMF) and lower revenues from integrated solutions, partially offset by higher transaction fees from real estate funds and higher private equity placement fees. Performance fees and carried interest were down 24%, primarily from lower performance fees from Hedging-Griffo and from diversified investments relating to management of the Partner Asset Facility (PAF), partially offset by carried interest relating to realized private equity gains. Income from equity participations was down 55%, primarily reflecting the gains of CHF 58 million from the sale of Polish and Korean joint ventures in 4Q09. Investment-related gains were CHF 95 million, compared to losses of CHF 47 million in 4Q09. Other revenues decreased CHF 33 million, primarily reflecting gains of CHF 47 million in 4Q09 from securities purchased from our money market funds.

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center loss before taxes was CHF 255 million. The loss included CHF 128 million of fair value losses on our long-term vanilla debt, consisting of CHF 106 million from narrowing credit spreads and CHF 22 million from fair valuation losses on cross currency swaps relating to our long-term debt. The fair valuation losses on cross currency swaps were primarily due to volatility in the basis between euro and US dollar yield curves and, over the life of the swaps, will result in no net mark-to-market gains/losses. 4Q09 loss from continuing operations before taxes of CHF 701 million primarily reflected an additional charge of CHF 467 million for the settlement of the US economic sanctions matter.

Provision for credit losses reported net releases of CHF 23 million in 4Q10, with net releases of CHF 27 million in Investment Banking and net provisions of CHF 4 million in Private Banking.
Total operating expenses of CHF 5,676 million were up 9% compared to 4Q09, reflecting 38% higher compensation and benefits, offset in part by 23% lower general and administrative expenses. The increase in compensation and benefits was primarily due to the reversal of previously accrued performance-related variable compensation in 4Q09, reflecting the full-year risk-adjusted profitability in Investment Banking. The increase also included an increase in salaries and benefits, reflecting higher base salaries and increased headcount, and higher deferred compensation from prior-year awards. The decrease in general and administrative expenses was mainly due to lower provisions and losses, as 4Q09 reflected an additional charge of CHF 467 million for the settlement of the US economic sanctions matter. Operating expenses in 4Q10 were favorably impacted by the weakening of the average rate of the euro and US dollar against the Swiss franc compared to 4Q09.

The Core Results effective tax rate was 31.0% in 4Q10, compared to 15.5% in 3Q10. The 4Q10 effective tax rate was mainly impacted by the geographical mix of results but also reflected an increase in the valuation allowance against deferred tax assets, mainly in the UK, and a decrease in deferred tax liability balances in Switzerland. The lower effective tax rate in 3Q10 was due to the positive impact of a net release of tax contingency accruals following the favorable resolution of certain tax matters in 3Q10. The effective tax rate in 2010 of 22.8% was beneficially impacted by the recognition of additional deferred tax assets, a decrease of deferred tax liability balances in Switzerland and the release of tax contingency accruals. Overall, net deferred tax assets decreased CHF 340 million to CHF 9,005 million as of the end of 4Q10. For further information, refer to Note 19 – Tax in V – Condensed consolidated financial statements – unaudited.

Assets under management were CHF 1,253.0 billion as of the end of 4Q10, stable compared to the end of 3Q10. Positive market performance and net new assets were offset by adverse foreign exchange-related movements. Compared to the end of 4Q09, assets under management were up 2.0%. The increase reflected net new assets in both Private Banking, and Asset Management, and positive market performance, partially offset by adverse foreign exchange-related movements.

For 2010, net income attributable to shareholders was CHF 5,098 million, down 24% compared to 2009. Revenues were adversely impacted and expenses were favorably impacted by the weakening of the average rate of the euro and US dollar against the Swiss franc. Net revenues were CHF 30,625 million, down 9% compared to 2009, primarily due to a 21% decrease in Investment Banking revenues, reflecting the foreign exchange translation impact and significantly lower trading revenues, offset in part by higher debt underwriting and advisory revenues. Revenues in Private Banking were stable, reflecting stable net interest income, slightly higher recurring commissions and fees and slightly lower transaction-based revenues. Asset Management revenues increased 27%, primarily reflecting significant investment-related gains compared to losses in 2009. Provisions for credit losses improved significantly, with releases of CHF 79 million in 2010 compared to provisions of CHF 506 million in 2009. Total operating expenses were CHF 23,904 million, down 3%, mainly due to the foreign exchange translation impact and lower performance-related variable compensation, partially offset by an increase in salaries and benefits, reflecting higher base salaries and increased headcount, and the CHF 404 million charge relating to the UK levy on variable compensation. 2010 performance-related variable compensation accruals reflected lower risk-adjusted profitability, the higher base salaries and a higher proportion of performance-related variable compensation deferred through share-based, restricted cash and other awards.Compensation and benefits included significantly lower expenses relating to the PAF. General and administrative expenses decreased 5%, reflecting the foreign exchange translation impact and a significant decrease in litigation provisions and charges, offset in part by higher professional fees and IT costs. In 2010, we reported net new assets of CHF 69.0 billion, up 56.1% compared to 2009. Private Banking had CHF 54.6 billion of net new assets and Asset Management had net new assets of CHF 20.6 billion. For further information, refer to III – Overview of results and assets under management – Assets under management.

Core Results reporting by division

	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net revenues (CHF million)

Wealth Management Clients	2,464	2,385	2,572	3	(4)	9,829	9,871	0

Corporate & Institutional Clients	450	441	428	2	5	1,802	1,791	1

Private Banking	2,914	2,826	3,000	3	(3)	11,631	11,662	0

Investment Banking	3,478	3,421	3,038	2	14	16,214	20,537	(21)

Asset Management	617	582	637	6	(3)	2,332	1,842	27

Corporate Center	(49)	(545)	(142)	(91)	(65)	448	(424)	–

Net revenues	6,960	6,284	6,533	11	7	30,625	33,617	(9)

Provision for credit losses (CHF million)

Wealth Management Clients	14	8	9	75	56	70	33	112

Corporate & Institutional Clients	(10)	(16)	17	(38)	–	(52)	147	–

Private Banking	4	(8)	26	–	(85)	18	180	(90)

Investment Banking	(27)	(18)	(66)	50	(59)	(97)	326	–

Provision for credit losses	(23)	(26)	(40)	(12)	(43)	(79)	506	–

Total operating expenses (CHF million)

Wealth Management Clients	1,844	1,765	1,871	4	(1)	7,231	6,940	4

Corporate & Institutional Clients	242	233	246	4	(2)	956	891	7

Private Banking	2,086	1,998	2,117	4	(1)	8,187	7,831	5

Investment Banking	2,947	3,044	2,074	(3)	42	12,780	13,366	(4)

Asset Management	437	447	478	(2)	(9)	1,829	1,807	1

Corporate Center	206	68	559	203	(63)	1,108	1,524	(27)

Total operating expenses	5,676	5,557	5,228	2	9	23,904	24,528	(3)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	606	612	692	(1)	(12)	2,528	2,898	(13)

Corporate & Institutional Clients	218	224	165	(3)	32	898	753	19

Private Banking	824	836	857	(1)	(4)	3,426	3,651	(6)

Investment Banking	558	395	1,030	41	(46)	3,531	6,845	(48)

Asset Management	180	135	159	33	13	503	35	–

Corporate Center	(255)	(613)	(701)	(58)	(64)	(660)	(1,948)	(66)

Income from continuing operations before taxes	1,307	753	1,345	74	(3)	6,800	8,583	(21)

Core Results reporting by region

	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net revenues (CHF million)

Switzerland	2,030	2,006	2,066	1	(2)	8,416	8,800	(4)

EMEA	1,507	1,446	1,570	4	(4)	7,145	9,009	(21)

Americas	2,688	2,610	2,316	3	16	11,558	12,794	(10)

Asia Pacific	784	767	723	2	8	3,058	3,438	(11)

Corporate Center	(49)	(545)	(142)	(91)	(65)	448	(424)	–

Net revenues	6,960	6,284	6,533	11	7	30,625	33,617	(9)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	653	682	784	(4)	(17)	2,913	3,295	(12)

EMEA	(219)	(113)	205	94	–	417	2,146	(81)

Americas	1,038	660	932	57	11	3,762	4,262	(12)

Asia Pacific	90	137	125	(34)	(28)	368	828	(56)

Corporate Center	(255)	(613)	(701)	(58)	(64)	(660)	(1,948)	(66)

Income from continuing operations before taxes	1,307	753	1,345	74	(3)	6,800	8,583	(21)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Capital distribution proposal
Our Board of Directors will propose a distribution of CHF 1.30 per share out of reserves from capital contributions for 2010 at the annual general meeting on April 29, 2011. Due to a change in Swiss tax law that came into force in January 2011, the distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment.

Management changes
In November, Paul Calello, Chairman of Investment Banking, and a member of our Executive Board, passed away from non-Hodgkin's Lymphoma.
Recent developments
During 4Q10, Asset Management completed the acquisition of a significant noncontrolling interest in York Capital Management, a leading global hedge fund manager, based in New York.
As of November 17, 2010, the Group owned 99.95% of the share capital of Neue Aargauer Bank AG following its tender offer for shares not owned by the Group. The Group has applied for the cancellation of the remaining shares pursuant to Art. 33 of the Federal Act on Stock Exchanges and Securities Trading.

For further information, refer to Note 2 – Business developments in V – Condensed consolidated financial statements – unaudited.
Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. The Group of Twenty Finance Ministers and Central Bank Governors (G-20) pledged to increase regulation and improve coordination of oversight of banks and financial institutions.

For information on the liquidity principles agreed with the Swiss Financial Market Supervisory Authority (FINMA), the liquidity and capital standards under the Basel Committee on Banking Supervision (BCBS) Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the Basel II market risk framework (Basel II.5), refer to IV – Treasury and Risk management – Treasury management – Liquidity and funding management and – Regulatory developments and proposals.

In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Reform Act). Although the Reform Act provides a broad framework for regulatory changes, implementation will require further detailed rulemaking over several years by different regulators, including the Department of the Treasury, the Fed, the US Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation, the Commodity Futures Trading Commission and the newly created Financial Stability Oversight Council. The Reform Act will limit the ability of banking entities to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of tier 1 capital) or to engage in certain types of proprietary trading unrelated to serving clients, and provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. In addition, the Reform Act will create an extensive framework for the regulation of over-the-counter (OTC) derivatives and requires broader regulation of hedge funds and private equity funds, as well as credit agencies. The Reform Act also establishes a new regime for the orderly liquidation of systemically significant financial companies and authorizes assessments on financial institutions with USD 50 billion or more in consolidated assets to repay outstanding debts owed to the Treasury in connection with liquidation under the new insolvency regime. Implementation of the Reform Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the details, impact and timing of these reforms.

EU leaders have agreed that member states should impose a levy on financial institutions to ensure fair burden sharing and create incentives to contain systemic risks. While there is currently no consensus among member states on details of how the levies should be designed, the UK, Germany and France have said they would impose such levies. In June 2010, the UK proposed a levy attributable to the UK operations of large banks on certain funding. If adopted, in 2011 a levy would be imposed of four basis points on short-term liabilities and two basis points on longer-term liabilities, with the rates rising to seven basis points and three and a half basis points, respectively, in 2012.

In July 2010, the European Parliament approved amendments to the Capital Requirements Directive, including restrictions on the bonuses of senior management and certain other employees who could have a material impact on risk. These restrictions include limiting the portion that may be paid initially in cash and imposing deferrals and “at risk” requirements for a large portion of such bonuses. The amended directive requires member states to adopt national rules ensuring that institutions have compliant remuneration principles by January 2011, which are applicable to compensation awarded for services in 2010.

In September 2010, the EU Council of Ministers, the EU Commission and the European Parliament reached agreement on a new EU supervisory framework. The framework created four new supervisory bodies: the European Banking Authority, the European Securities and Markets Authority, the European Insurance and Occupational Pensions Authority, with responsibility for micro-prudential regulation, safeguarding financial soundness at the level of individual financial firms and protecting consumers of financial services, and the European Systemic Risk Board, with responsibility for macro-prudential oversight, monitoring potential threats to financial stability that arise from macro-economic developments.

In September 2010, the EU Commission published a proposal for a regulation on short selling and certain aspects of credit defaults swaps, which is expected to enter into force on July 1, 2012. The proposed regulation is intended to enhance disclosure obligations for short positions relating to EU shares, EU sovereign debt and credit default swaps (CDS) relating to EU sovereign debt issuers and would restrict uncovered, or naked, short selling.

In September 2010, the EU Commission published its proposal for a Regulation on OTC derivatives, Central Counterparties and Trade Repositories. The proposed regulation would require certain standardized OTC derivatives contracts to be centrally cleared and require market participants to file information on non-cleared OTC derivatives trades with central trade repositories.

In October 2010, the EU Commission published a communication setting out certain proposals for the taxation of the financial sector and a communication on a proposed EU framework for crisis management in the financial sector that would apply to all credit institutions and some investment firms whose failure presents a risk to the stability of the financial system. The EU Commission intends to publish a legislative proposal on the crisis management framework in 2011.

In December 2010, the EU Commission published a consultation on a review of the Markets in Financial Instruments Directive (MiFID). The consultation sets out a number of significant proposals, including a proposal for harmonizing the conduct of cross-border business by non-EU investment firms and credit institutions and proposals relating to broker crossing systems and trading activities that are currently outside MiFID's scope, new conduct of business requirements, and enhancements to the regulation of underwriting and placing. The EU Commission plans to propose amendments to MiFID in 2011.

Other governmental bodies are considering imposing taxes on, or limiting the tax deductibility of, certain large bonuses.
As these and other financial reform proposals are considered, we believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. We believe, however, that we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation, including the impact of related share repurchases and other hedging activities. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. Share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however the recognition of the obligation to deliver the shares increases equity by a corresponding amount. When Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Treasury shares are managed in aggregate and are not allocated to specific obligations under any particular share-based compensation program. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity and Note 20 – Employee variable deferred compensation in V – Condensed consolidated financial statements – unaudited and Note 25 – Tax – Tax benefits associated with share-based compensation in V – Consolidated Financial Statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Changes to our compensation structure
The 2010 compensation structure is based on existing compensation principles and responds to shareholder feedback, regulatory initiatives and dialogue and political as well as public concerns. Our 2010 compensation reflected changes to variable compensation awards to increase the amount of deferred compensation and to simplify the share-based and other awards. The new features of our compensation design are described below.

– The threshold for participation in variable deferred compensation awards has been lowered from CHF 125,000 to CHF 50,000, and the proportion of variable deferred compensation has been increased.
– Variable deferred compensation awards granted to employees up to and including the level of vice president will be in the form of share awards. Share awards granted as part of 2010 variable awards will vest over four years. The upside and downside potential is based solely on changes in the Group’s share price over four years.

– 50% of the variable deferred awards granted to members of the Executive Board, managing directors and directors will be in the form of share awards and 50% in Adjustable Performance Plan (APP) awards. APP awards are cash-based awards that vest over four years, on a pro-rata basis. Outstanding awards will be adjusted upwards or downwards based on the Group’s return on equity (ROE). For revenue-generating employees of each division, if the division is loss-making, outstanding awards for employees of that division will be adjusted downward. If the division generates a loss and the Group’s ROE is negative, the greater of the two adjustments will apply. For employees in Shared Services and other support functions, as well as for all Executive Board members, all outstanding APP awards are linked to the Group ROE. Only a negative Group ROE will trigger a negative adjustment of outstanding APP awards for these employees. This link to Group performance is intended to ensure that the compensation of employees in support functions is not directly linked to the performance of the businesses they support.

– Managing directors in Investment Banking will receive variable cash compensation in the form of restricted cash, which vests ratably over a two-year period and are subject to repayment if certain clawback events occur.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain commercial paper (CP), most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain collateralized debt obligations (CDO), certain asset-backed and mortgage-backed securities, certain loans, certain loans held-for-sale, non-traded equity securities, private equity and other long-term investments.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 4Q10, 57% and 43% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 9.6 billion during 4Q10, primarily reflecting decreases in loans held-for-sale, loans and other investments. These decreases primarily reflected transfers to level 2, foreign currency translation impacts and sales.

Our level 3 assets, excluding noncontrolling interests and assets which we do not consolidate under Basel II, were CHF 39.0 billion, compared to CHF 45.1 billion as of the end of 3Q10. As of the end of 4Q10, these assets comprised 4% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 8% as of the end of 3Q10, respectively.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 4Q10 was 50,100, stable compared to 3Q10. A 2% decrease in Investment Banking, mainly driven by a selective reduction of front office headcount across businesses, reflecting current market conditions, and a reduction in IT professionals, was offset by an increase in Private Banking, mainly in IT, reflecting the investment in growth markets, advisory and solutions capabilities and in the multi-shore business model. Headcount at the end of 4Q10 was up 5% from 4Q09, mainly due to an increase in IT professionals, reflecting investment in our growth markets and businesses, and employees in our client-facing businesses in Private Banking.

Number of employees by division

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	25,600	25,500	24,300	0	5

Investment Banking	20,700	21,200	19,400	(2)	7

Asset Management	2,900	2,900	3,100	0	(6)

Corporate Center	900	900	800	0	13

Number of employees	50,100	50,500	47,600	(1)	5

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year-to-date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process.

Growth
We targeted integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. Integrated bank collaboration revenues were CHF 1.2 billion for 4Q10 and CHF 4.4 billion for 2010. Going forward, we will target collaboration revenues of 18% to 20% of total revenues.

For net new assets, we target a growth rate above 6%. In 4Q10, we recorded an annualized net new asset growth rate of 4.4% and a rolling four-quarter average growth rate of 5.6%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 4Q10 total shareholder return was (9.8)%. The 4Q10 average total shareholder return of our peer group was (0.1)%.

For return on equity attributable to shareholders, we targeted an annual rate of return above 18%. The annualized return on equity attributable to shareholders was 9.8% in 4Q10. Going forward, in light of our strategic plan, we will target an annualized return on equity attributable to shareholders above 15%.

We targeted a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 81.6% for 4Q10. Going forward, we will target a pre-tax income margin above 28%.
Capital
For the Bank for International Settlements (BIS) tier 1 ratio, we targeted a minimum ratio of 12.5%. The BIS tier 1 ratio was 17.2% as of the end of 4Q10. Going forward, our capital targets will be based upon compliance with the Swiss “Too Big to Fail” and Basel III capital standards.

in / end of	Target	4Q10	2010	2009	2008	2007

Growth

Collaboration revenues (CHF billion)	CHF 10 billion annually by 2012	1.2	4.4	5.2	5.2	5.9

Net new asset growth (%) (annualized)	Above 6%	4.4	5.6	4.0	(0.2)	3.1

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(9.8)	(23.3)	80.1	(56.1)	(17.8)

Total shareholder return of peer group [1,2]	–	(0.1)	0.2	35.2	(55.0)	(18.0)

Return on equity attributable to shareholders (annualized)	Above 18%	9.8	14.4	18.3	(21.1)	18.0

Core Results cost/income ratio	Below 65%	81.6	78.1	73.0	195.7	73.1

Capital (%)

BIS tier 1 ratio (Basel II)	Above 12.5%	17.2	17.2	16.3	13.3	10.0	[3]

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 2 Peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group. 3 Under Basel I we reported a tier 1 ratio of 11.1% as of the end of 2007.

Results by division
Private Banking
Investment Banking
Asset Management

Private Banking
In 4Q10, we reported net revenues of CHF 2,914 million and income before taxes of CHF 824 million. Net new assets of CHF 9.6 billion were resilient, but seasonally lower. Wealth Management Clients contributed net new assets of CHF 8.1 billion. For 2010, income before taxes declined 6%, reflecting stable revenues, higher expenses and lower provision for credit losses. Net new assets for 2010 were CHF 54.6 billion, up 31.3% from 2009.

Results

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Statements of operations (CHF million)

Net revenues	2,914	2,826	3,000	3	(3)	11,631	11,662	0

Provision for credit losses	4	(8)	26	–	(85)	18	180	(90)

Compensation and benefits	1,201	1,139	1,213	5	(1)	4,737	4,651	2

General and administrative expenses	712	715	761	0	(6)	2,793	2,580	8

Commission expenses	173	144	143	20	21	657	600	10

Total other operating expenses	885	859	904	3	(2)	3,450	3,180	8

Total operating expenses	2,086	1,998	2,117	4	(1)	8,187	7,831	5

Income before taxes	824	836	857	(1)	(4)	3,426	3,651	(6)

of which Wealth Management Clients	606	612	692	(1)	(12)	2,528	2,898	(13)

of which Corporate & Institutional Clients	218	224	165	(3)	32	898	753	19

Statement of operations metrics (%)

Cost/income ratio	71.6	70.7	70.6	–	–	70.4	67.1	–

Pre-tax income margin	28.3	29.6	28.6	–	–	29.5	31.3	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,590	6,857	6,140	(4)	7	6,493	6,151	6

Pre-tax return on average utilized economic capital (%) [1]	50.5	49.3	56.3	–	–	53.2	59.8	–

Number of employees (full-time equivalents)

Number of employees	25,600	25,500	24,300	0	5	25,600	24,300	5

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net revenue (CHF million)

Net interest income	1,224	1,217	1,248	1	(2)	4,931	5,000	(1)

Non-interest income	1,690	1,609	1,752	5	(4)	6,700	6,662	1

Net revenues	2,914	2,826	3,000	3	(3)	11,631	11,662	0

Net revenue detail (CHF million)

Recurring	2,244	2,218	2,297	1	(2)	9,036	8,980	1

Transaction-based	670	608	703	10	(5)	2,595	2,682	(3)

Net revenues	2,914	2,826	3,000	3	(3)	11,631	11,662	0

Provision for credit losses (CHF million)

New provisions	77	47	74	64	4	289	419	(31)

Releases of provisions	(73)	(55)	(48)	33	52	(271)	(239)	13

Provision for credit losses	4	(8)	26	–	(85)	18	180	(90)

Balance sheet statistics (CHF million)

Net loans	182,880	183,015	176,009	0	4	182,880	176,009	4

of which Wealth Management Clients [1]	130,435	132,744	125,671	(2)	4	130,435	125,671	4

of which Corporate & Institutional Clients	52,445	50,271	50,338	4	4	52,445	50,338	4

Deposits	245,108	258,135	257,650	(5)	(5)	245,108	257,650	(5)

of which Wealth Management Clients [1]	194,013	207,078	210,718	(6)	(8)	194,013	210,718	(8)

of which Corporate & Institutional Clients	51,095	51,057	46,932	0	9	51,095	46,932	9

Number of relationship managers

Switzerland	2,020	2,010	1,980	0	2	2,020	1,980	2

EMEA	1,260	1,260	1,190	0	6	1,260	1,190	6

Americas	560	560	550	0	2	560	550	2

Asia Pacific	360	360	360	0	0	360	360	0

Wealth Management Clients	4,200	4,190	4,080	0	3	4,200	4,080	3

Corporate & Institutional Clients (Switzerland)	490	490	490	0	0	490	490	0

Number of relationship managers	4,690	4,680	4,570	0	3	4,690	4,570	3

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Results overview
Income before taxes of CHF 824 million decreased 4% compared to 4Q09 and net revenues of CHF 2,914 million declined 3%. Recurring revenues, representing 77% of net revenues, decreased 2%. In an ongoing low interest rate environment, net interest income decreased 2%, reflecting lower deposit margins on stable average volumes and slightly higher loan margins on higher average volumes. Recurring commissions and fees were down 3%, mainly reflecting lower semi-annual performance fees. Transaction-based revenues decreased 5%, primarily due to gains on ARS positions in 4Q09.

We recorded provision for credit losses of CHF 4 million, with net provisions of CHF 14 million in Wealth Management Clients and net releases of CHF 10 million in Corporate & Institutional Clients.
Total operating expenses of CHF 2,086 million were stable compared to 4Q09, reflecting stable compensation and benefits and slightly lower other operating expenses. Stable compensation and benefits reflected increases in headcount and base salaries offset by lower performance-related variable compensation. Other operating expenses decreased 2%, as 6% lower general and administrative expenses were partially offset by higher commission expenses.

Compared to 3Q10, income before taxes was stable. Net revenues increased 3%, reflecting a 10% increase in transaction-based revenues and stable recurring revenues. The increase in transaction-based revenues mainly resulted from higher brokerage and product issuing fees, due to some recovery from the particularly low client activity in 3Q10, and higher revenues from integrated solutions. Stable net interest income reflected slightly higher loan margins on stable average volumes and stable deposit margins on slightly lower average volumes. A 2% increase in recurring commissions and fees was primarily driven by semi-annual performance fees. Total operating expenses increased 4%, reflecting an increase in performance-related variable compensation and higher commission expenses.

Results in 4Q10 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 3Q10 and 4Q09.
For 2010, income before taxes was CHF 3,426 million, down 6% from 2009. Net revenues of CHF 11,631 million were stable compared to 2009. Stable net interest income reflected slightly lower loan and deposit margins on slightly higher average volumes. Recurring commissions and fees were up 3% and average assets under management increased 9.9%. Investor behavior remained cautious during 2010, reflected in investments in less complex, lower-margin products, also within managed investment products. Excluding fair value losses of CHF 50 million and CHF 118 million related to the Clock Finance transaction in 2010 and 2009, respectively, transaction-based revenues decreased 6%, mainly driven by lower integrated solutions revenues and brokerage fees and gains on real estate and ARS positions in 2009. Provision for credit losses in 2010 was CHF 18 million compared to CHF 180 million in 2009. Total operating expenses were CHF 8,187 million, up 5% compared to 2009. General and administrative expenses increased 8%, primarily reflecting insurance proceeds of CHF 100 million in 2009, higher marketing and sales expenses and ongoing investments in our client advisory services and international platforms, mainly IT investments, in 2010. Compensation and benefits increased 2%, primarily due to increases in headcount and base salaries, partially offset by lower performance-related variable compensation, reflecting the higher base salaries and the higher proportion of performance-related variable compensation deferred through share-based and other awards.

Assets under management as of the end of 4Q10 of CHF 932.9 billion were stable compared to the end of 3Q10, reflecting positive equity market movements and net new assets, offset by adverse foreign exchange-related movements, mainly due to the weakening of the euro and US dollar against the Swiss franc. Compared to the end of 4Q09, assets under management were up 2.0%, reflecting net new assets and positive equity and bond market movements, mostly offset by the adverse foreign exchange-related movements. Net new assets of CHF 9.6 billion in 4Q10 were resilient, but seasonally lower, and benefited from strong inflows from international regions of CHF 7.1 billion.

In 2010, we acquired net new assets of CHF 54.6 billion compared to CHF 41.6 billion in 2009, up 31.3%. Wealth Management Clients contributed net new assets of CHF 45.3 billion. Over 80% of Wealth Management Clients net new assets were from international regions, with particularly strong inflows from emerging markets and the ultra-high-net-worth (UHNW) client segment. Switzerland contributed net new assets of CHF 17.6 billion, including CHF 9.3 billion from Corporate & Institutional Clients.

While assets under management at the end of 2010 were only 2.0% higher than at the end of 2009, average assets under management increased 5.3% compared to 4Q09 and 2.1% compared to 3Q10. Average assets under management in 2010 increased 9.9% compared to 2009.

Assets under management - Private Banking

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Assets under management by region (CHF billion)

Switzerland	323.7	327.4	328.2	(1.1)	(1.4)	323.7	328.2	(1.4)

EMEA	268.6	271.7	277.3	(1.1)	(3.1)	268.6	277.3	(3.1)

Americas	137.2	135.8	129.6	1.0	5.9	137.2	129.6	5.9

Asia Pacific	78.5	78.2	67.7	0.4	16.0	78.5	67.7	16.0

Wealth Management Clients	808.0	813.1	802.8	(0.6)	0.6	808.0	802.8	0.6

Corporate & Institutional Clients (Switzerland)	124.9	122.0	112.1	2.4	11.4	124.9	112.1	11.4

Assets under management	932.9	935.1	914.9	(0.2)	2.0	932.9	914.9	2.0

Average assets under management (CHF billion)

Average assets under management	948.5	929.3	900.8	2.1	5.3	941.8	857.2	9.9

Assets under management by currency (CHF billion)

USD	300.9	304.3	298.2	(1.1)	0.9	300.9	298.2	0.9

EUR	220.7	229.0	248.4	(3.6)	(11.2)	220.7	248.4	(11.2)

CHF	292.3	285.1	269.9	2.5	8.3	292.3	269.9	8.3

Other	119.0	116.7	98.4	2.0	20.9	119.0	98.4	20.9

Assets under management	932.9	935.1	914.9	(0.2)	2.0	932.9	914.9	2.0

Net new assets by region (CHF billion)

Switzerland	1.0	1.2	(2.1)	(16.7)	–	8.3	5.5	50.9

EMEA	2.8	4.3	0.6	(34.9)	366.7	15.1	10.3	46.6

Americas	2.8	3.1	3.1	(9.7)	(9.7)	9.5	8.0	18.8

Asia Pacific	1.5	3.8	3.8	(60.5)	(60.5)	12.4	11.5	7.8

Wealth Management Clients	8.1	12.4	5.4	(34.7)	50.0	45.3	35.3	28.3

Corporate & Institutional Clients (Switzerland)	1.5	0.2	1.0	–	50.0	9.3	6.3	47.6

Net new assets	9.6	12.6	6.4	(23.8)	50.0	54.6	41.6	31.3

Growth in assets under management (CHF billion)

Net new assets	8.1	12.4	5.4	–	–	45.3	35.3	–

Other effects	(13.2)	(4.6)	4.6	–	–	(40.1)	73.3	–

of which market movements	17.4	26.9	13.1	–	–	36.8	83.3	–

of which currency	(28.6)	(30.6)	(6.4)	–	–	(70.8)	(4.1)	–

of which other	(2.0)	(0.9)	(2.1)	–	–	(6.1)	(5.9)	–

Wealth Management Clients	(5.1)	7.8	10.0	–	–	5.2	108.6	–

Corporate & Institutional Clients	2.9	1.7	3.1	–	–	12.8	17.4	–

Growth in assets under management	(2.2)	9.5	13.1	–	–	18.0	126.0	–

Growth in assets under management (annualized) (%)

Net new assets	4.1	5.4	2.8	–	–	6.0	5.3	–

of which Wealth Management Clients	4.0	6.2	2.7	–	–	5.6	5.1	–

of which Corporate & Institutional Clients	4.9	0.7	3.7	–	–	8.3	6.7	–

Other effects	(5.0)	(1.3)	3.0	–	–	(4.0)	10.7	–

Growth in assets under management	(0.9)	4.1	5.8	–	–	2.0	16.0	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.0	5.7	5.3	–	–	–	–	–

of which Wealth Management Clients	5.6	5.4	5.1	–	–	–	–	–

of which Corporate & Institutional Clients	8.3	8.1	6.7	–	–	–	–	–

Other effects	(4.0)	(2.0)	10.7	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	2.0	3.7	16.0	–	–	–	–	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles was a pre-tax income margin above 40%. In 4Q10, the pre-tax income margin was 28.3%, down 0.3 percentage points from 4Q09 and 1.3 percentage points from 3Q10. In 2010, the pre-tax income margin was 29.5%, down 1.8 percentage points from 2009. Going forward, we will target over market cycles a pre-tax income margin above 35%.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. Our annualized quarterly growth rate was 4.0% in 4Q10 and our growth rate was 5.6% in 2010.

Initiatives and achievements
In 4Q10, we continued our long-term strategy of organic growth and strengthened our client focus:
– For the second consecutive year we received the global award as “Best Private Bank Globally” from Euromoney. The award recognized the strength of our integrated banking business, our global reach and our first-class investment advice and expertise. In addition, Credit Suisse received regional and country awards, including Best Global Private Bank in Western Europe, the Middle East and Central and Eastern Europe, Australia, Egypt, Guernsey, Italy, Lebanon, Russia, Singapore, Switzerland and the United Arab Emirates.

– We were recognized as “Outstanding Global Private Bank” at the 20th Private Banker International Wealth Summit held in Singapore, recognizing the success of our growth strategy, reflected in strong net new assets during the financial crisis. Further, our businesses in Germany and Switzerland were awarded the distinction “Magna cum laude” by Handelsblatt’s Elite Report and our business in Germany maintained its leading position in the Fuchsbriefe “All-time best list” for the third consecutive year.

– We pursued IT and operations projects to migrate major Private Banking European locations to a common platform. This supports our growth and client servicing by broadening the products and solutions offering and generating economies of scale and lower costs. As a first major milestone we have migrated the Private Banking Luxembourg business, thereby increasing the product and service offering through this booking platform.

– We opened our first Asian family office hub in Singapore as part of our effort to expand our family office services and product offering for UHNW clients. This hub supports UHNW clients with their family office plans by providing networking and education opportunities and assisting clients in family wealth transfer matters, investment policy and governance.

– We launched, in collaboration with Asset Management, a new fund focused on megatrends, which we view as long-term, global developments that are independent of events in the financial markets, including demographics and sustainability. Our new fund is an investment solution that systematically invests in a diversified portfolio of equities, ETFs, and products that include identified megatrends.

– We launched, in collaboration with Asset Management, the first Swiss real estate fund that invests in diversified hospitality properties throughout Switzerland.
Results detail
The following provides a comparison of our 4Q10 results versus 4Q09 (YoY) and versus 3Q10 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Down 3% from CHF 3,000 million to CHF 2,914 million
Net interest income decreased 2%, reflecting lower deposit margins on stable average volumes and slightly higher loan margins on higher average volumes. Recurring commissions and fees were down 3%, mainly resulting from lower semi-annual performance fees from Hedging-Griffo. Recurring commission and fees were also impacted by continued cautious investor behavior, investing in lower-margin products, while average assets under management increased.Transaction-based revenues decreased 5%, mainly due to gains on ARS positions in 4Q09, partially offset by higher product issuing fees and lower fair value losses on the Clock Finance transaction.

QoQ: Up 3% from CHF 2,826 million to CHF 2,914 million
Stable net interest income reflected slightly higher loan margins on stable average volumes and stable deposit margins on slightly lower average volumes. A 2% increase in recurring commissions and fees was primarily driven by semi-annual performance fees. Transaction-based revenues increased 10%, mainly from higher brokerage and product issuing fees, due to some recovery from the particularly low client activity in 3Q10, higher revenues from integrated solutions and lower fair value losses on the Clock Finance transaction.

Provision for credit losses
YoY: Down from CHF 26 million to CHF 4 million
New provisions of CHF 77 million and releases of CHF 73 million resulted in provision for credit losses of CHF 4 million. Wealth Management Clients recorded net new provisions of CHF 14 million and Corporate & Institutional Clients recorded net releases of CHF 10 million, despite the high number of corporate insolvencies in Switzerland. A substantial part of the releases was in Corporate & Institutional Clients, while new provisions were recognized in Wealth Management Clients and Corporate & Institutional Clients. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities.

QoQ: Up from CHF (8) million to CHF 4 million
The increase reflected higher provisions and releases.
Operating expenses
Compensation and benefits
YoY: Stable at CHF 1,201 million
Stable compensation and benefits reflected higher headcount and base salaries, offset by lower performance-related variable compensation.
QoQ: Up 5% from CHF 1,139 million to CHF 1,201 million
The increase primarily reflected higher performance-related variable compensation, based on full-year results.
General and administrative expenses
YoY: Down 6% from CHF 761 million to CHF 712 million
The decrease was mainly due to lower IT expenses and marketing and sales expenses.
QoQ: Stable at CHF 712 million
Increased seasonal travel and entertainment and ongoing IT investments in our client advisory services and international platforms were offset by lower non-credit-related provisions, reflecting the CHF 44 million relating to ARS in 3Q10.

Personnel
Headcount at the end of 4Q10 was 25,600, up 100 from 3Q10. The increase was mainly in IT, reflecting investment in our growth markets, advisory and solutions capabilities and in our multi-shore business model. The number of relationship managers in Wealth Management Clients was stable during 4Q10 in all regions.

Wealth Management Clients
Net revenues
Recurring
YoY: Down 3% from CHF 1,898 million to CHF 1,832 million
The decrease resulted from 2% lower net interest income and 5% lower recurring commissions and fees. Net interest income reflected lower deposit margins on slightly lower average volumes and slightly higher loan margins on higher average volumes. Recurring commissions and fees declined, mainly reflecting lower semi-annual performance fees from Hedging-Griffo. Recurring commission and fees were also impacted by continued cautious investor behavior, investing in lower-margin products, while average assets under management increased 4.3%.

QoQ: Stable at CHF 1,832 million
Stable recurring revenues reflected stable net interest income and slightly higher recurring commissions and fees. Net interest income reflected stable loan and deposit margins on stable average loan volumes and slightly lower average deposit volumes. Slightly higher recurring commissions and fees mainly reflected semi-annual performance fees.

Transaction-based
YoY: Down 6% from CHF 674 million to CHF 632 million
The decrease was mainly related to gains on ARS positions in 4Q09 and lower revenues from integrated solutions, partly offset by higher product issuing fees.
QoQ: Up 12% from CHF 565 million to CHF 632 million
The increase mainly reflected higher brokerage and product issuing fees due to some recovery in client activity from particularly low levels in 3Q10, and higher revenues from integrated solutions.
Gross margin
Our gross margin was 120 basis points in 4Q10, ten basis points lower than 4Q09. The recurring margin decreased seven basis points, due to a 4.3% increase in average assets under management and the 3% decrease in recurring revenues. The transaction-based margin decreased three basis points, reflecting the 6% decrease in transaction-based revenues and the 4.3% increase in average assets under management.

Compared to 3Q10, the gross margin increased two basis points, reflecting the 12% increase in transaction-based revenues and 2.0% higher average assets under management.

Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Statements of operations (CHF million)

Net revenues	2,464	2,385	2,572	3	(4)	9,829	9,871	0

Provision for credit losses	14	8	9	75	56	70	33	112

Total operating expenses	1,844	1,765	1,871	4	(1)	7,231	6,940	4

Income before taxes	606	612	692	(1)	(12)	2,528	2,898	(13)

Statement of operations metrics (%)

Cost/income ratio	74.8	74.0	72.7	–	–	73.6	70.3	–

Pre-tax income margin	24.6	25.7	26.9	–	–	25.7	29.4	–

Net revenues (CHF million)

Net interest income	923	929	946	(1)	(2)	3,747	3,706	1

Non-interest income	1,541	1,456	1,626	6	(5)	6,082	6,165	(1)

Net revenues	2,464	2,385	2,572	3	(4)	9,829	9,871	0

Net revenue detail (CHF million)

Recurring	1,832	1,820	1,898	1	(3)	7,426	7,310	2

Transaction-based	632	565	674	12	(6)	2,403	2,561	(6)

Net revenues	2,464	2,385	2,572	3	(4)	9,829	9,871	0

Average assets under management (CHF billion)

Average assets under management	824.4	808.6	790.7	2.0	4.3	820.9	755.4	8.7

Gross margin (annualized) (bp) [1]

Recurring	89	90	96	–	–	91	97	–

Transaction-based	31	28	34	–	–	29	34	–

Gross margin	120	118	130	–	–	120	131	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Stable at CHF 301 million
Net interest income reflected slightly higher loan margins on slightly higher average volumes and lower deposit margins on higher average volumes.
QoQ: Up 5% from CHF 288 million to CHF 301 million
The increase reflected slightly higher deposit margins on slightly higher average volumes and higher loan margins on stable average volumes.
Non-interest income
YoY: Up 18% from CHF 126 million to CHF 149 million
The increase reflected lower fair value losses of CHF 16 million on the Clock Finance transaction compared to losses of CHF 30 million in 4Q09. Excluding the fair value losses on the Clock Finance transaction, non-interest income increased 6%, mainly driven by higher recurring commissions and fees, product issuing fees and revenues from integrated solutions.

QoQ: Down 3% from CHF 153 million to CHF 149 million
The decrease was driven by lower transaction-based revenues, partly offset by the impact from lower fair value losses on the Clock Finance transaction of CHF 16 million compared to losses of CHF 21 million in 3Q10. Excluding the fair value losses on the Clock Finance transaction, non-interest income decreased 5%. Recurring commissions and fees were stable.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 77 basis points was two basis points lower compared to 4Q09, as net revenues increased 5% and the average business volume increased 7.8%, mainly from higher assets under management. Compared to 3Q10, the return on business volume increased one basis point, reflecting the 2% increase in net revenues and a 4.2% increase in net loans.

Excluding the fair value losses on the Clock Finance transaction, return on business volume was 79 basis points in 4Q10, 80 basis points in 3Q10 and 84 basis points in 4Q09. The decrease compared to 4Q09 primarily reflected higher average business volume.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Statements of operations (CHF million)

Net revenues	450	441	428	2	5	1,802	1,791	1

Provision for credit losses	(10)	(16)	17	(38)	–	(52)	147	–

Total operating expenses	242	233	246	4	(2)	956	891	7

Income before taxes	218	224	165	(3)	32	898	753	19

Statement of operations metrics (%)

Cost/income ratio	53.8	52.8	57.5	–	–	53.1	49.7	–

Pre-tax income margin	48.4	50.8	38.6	–	–	49.8	42.0	–

Net revenue (CHF million)

Net interest income	301	288	302	5	0	1,184	1,294	(9)

Non-interest income	149	153	126	(3)	18	618	497	24

Net revenues	450	441	428	2	5	1,802	1,791	1

Net revenue detail (CHF million)

Recurring	412	398	399	4	3	1,610	1,670	(4)

Transaction-based	38	43	29	(12)	31	192	121	59

Net revenues	450	441	428	2	5	1,802	1,791	1

Average business volume (CHF billion)

Average business volume	234.8	231.4	217.9	1.5	7.8	231.8	208.9	11.0

Business volume (CHF billion)

Client assets	182.7	181.2	170.0	1	7	182.7	170.0	7

of which assets under management	124.9	122.0	112.1	2	11	124.9	112.1	11

of which commercial assets	50.9	52.5	51.1	(3)	0	50.9	51.1	0

of which custody assets	6.9	6.7	6.8	3	1	6.9	6.8	1

Net loans	52.4	50.3	50.3	4	4	52.4	50.3	4

Business volume	235.1	231.5	220.3	2	7	235.1	220.3	7

Return on business volume (annualized) (bp) [1]

Return on business volume	77	76	79	–	–	78	86	–

1 Net revenues divided by average business volume.

Investment Banking
In 4Q10, we reported income before taxes of CHF 558 million and net revenues of CHF 3,478 million. Net revenues reflected strong underwriting and advisory results and solid equity sales and trading results. Our fixed income sales and trading business delivered a resilient performance, despite macroeconomic uncertainties and a seasonal decline in client activity.

Results

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Statements of operations (CHF million)

Net revenues	3,478	3,421	3,038	2	14	16,214	20,537	(21)

Provision for credit losses	(27)	(18)	(66)	50	(59)	(97)	326	–

Compensation and benefits	1,823	1,872	870	(3)	110	8,033	8,652	(7)

General and administrative expenses	823	877	915	(6)	(10)	3,495	3,559	(2)

Commission expenses	301	295	289	2	4	1,252	1,155	8

Total other operating expenses	1,124	1,172	1,204	(4)	(7)	4,747	4,714	1

Total operating expenses	2,947	3,044	2,074	(3)	42	12,780	13,366	(4)

Income before taxes	558	395	1,030	41	(46)	3,531	6,845	(48)

Statement of operations metrics (%)

Cost/income ratio	84.7	89.0	68.3	–	–	78.8	65.1	–

Pre-tax income margin	16.0	11.5	33.9	–	–	21.8	33.3	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	18,766	20,883	19,446	(10)	(3)	20,364	20,202	1

Pre-tax return on average utilized economic capital (%) [1]	12.5	8.2	21.8	–	–	18.0	34.5	–

Number of employees (full-time equivalents)

Number of employees	20,700	21,200	19,400	(2)	7	20,700	19,400	7

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net revenue detail (CHF million)

Debt underwriting	594	509	401	17	48	2,015	1,141	77

Equity underwriting	297	169	464	76	(36)	901	1,190	(24)

Total underwriting	891	678	865	31	3	2,916	2,331	25

Advisory and other fees	350	212	329	65	6	1,090	793	37

Total underwriting and advisory	1,241	890	1,194	39	4	4,006	3,124	28

Fixed income sales and trading	888	1,458	818	(39)	9	6,446	10,457	(38)

Equity sales and trading	1,387	1,080	1,102	28	26	5,884	7,469	(21)

Total sales and trading	2,275	2,538	1,920	(10)	18	12,330	17,926	(31)

Other	(38)	(7)	(76)	443	(50)	(122)	(513)	(76)

Net revenues	3,478	3,421	3,038	2	14	16,214	20,537	(21)

Average one-day, 99% Value-at-Risk (CHF million) [1]

Interest rate & credit spread	104	122	125	(15)	(17)	121	157	(23)

Foreign exchange	19	25	9	(24)	111	19	16	19

Commodity	16	10	18	60	(11)	14	21	(33)

Equity	27	26	39	4	(31)	25	38	(34)

Diversification benefit	(62)	(65)	(96)	(5)	(35)	(68)	(98)	(31)

Average one-day, 99% Value-at-Risk	104	118	95	(12)	9	111	134	(17)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	136,883	147,545	144,439	(7)	(5)	136,883	144,439	(5)

Risk-weighted assets (USD)	146,009	151,026	140,096	(3)	4	146,009	140,096	4

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, 99% VaR measure was revised in 2Q10. For further information on VaR and changes in VaR methodology, refer to IV – Treasury and Risk management – Risk management – Market risk. 2 Includes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital.
Results overview
In 4Q10, income before taxes was CHF 558 million, down 46% compared to 4Q09, and up 41% from 3Q10. Net revenues increased to CHF 3,478 million, up 14% from 4Q09 and up 2% compared to 3Q10.
In 4Q10, fixed income sales and trading results were stronger compared to a weak 4Q09, but significantly lower than 3Q10, reflecting a challenging environment for the industry, driven by macroeconomic uncertainties, a seasonal decline in client activity and difficult market conditions for our global rates business. Our fixed income sales and trading results in 4Q10 were driven by revenues in US RMBS trading, emerging markets, global rates and foreign exchange, commodities and credit businesses.

Equity sales and trading results were solid and stronger compared to 4Q09 and 3Q10, driven by revenues from cash equities, prime services, derivatives and equity arbitrage trading. Results in these businesses benefited from improved client trading activity during 4Q10 and continued leading franchise positions.

Underwriting and advisory results were strong and in line with industry-wide capital issuance levels and M&A activity. We had strong equity underwriting revenues, driven by higher industry-wide issuance levels, particularly in IPOs, which had record industry-wide issuance levels during the quarter. Revenues in our debt underwriting businesses reflected strong results in leveraged finance, driven by record industry-wide high yield issuance volumes.Advisory revenues reflected improved completed M&A market share.

Our results reflected fair value losses on Credit Suisse vanilla debt of CHF 54 million in 4Q10 compared to net fair value losses of CHF 243 million in 4Q09 and fair value losses of CHF 57 million in 3Q10. Our results also reflected debit valuation adjustment (DVA) gains relating to certain structured note liabilities of CHF 15 million in 4Q10, compared to DVA losses of CHF 91 million in 4Q09 and DVA losses of CHF 172 million in 3Q10. For further information on DVA, refer to Note 25 – Fair Value of financial instruments in V – Condensed consolidated financial statements – unaudited.

Compensation and benefits of CHF 1,823 million in 4Q10 were significantly higher than 4Q09, primarily due to the reversal of performance-related variable compensation accruals in 4Q09, and lower than 3Q10, primarily reflecting the foreign exchange translation impact. In US dollars, compensation and benefits were flat compared to 3Q10, reflecting a slight increase in performance-related variable compensation accruals, mostly offset by a decrease in deferred compensation expense from prior-year share awards. Total other operating expenses were lower compared to 4Q09, primarily reflecting the foreign exchange translation impact and lower litigation charges. Excluding certain litigation charges of CHF 31 million in 4Q09, total other operating expenses in US dollars were flat compared to 4Q09, as an increase in commission expenses was mostly offset by a decrease in general and administrative expenses, driven by reductions across most expense categories. Total other operating expenses were lower compared to 3Q10, primarily reflecting the foreign exchange translation impact and lower litigation charges. Excluding certain litigation charges of CHF 29 million in 3Q10, total other operating expenses increased 3% in US dollars, driven by higher commission expenses and an increase in legal fees and occupancy expenses.

Risk-weighted assets of USD 146 billion decreased USD 5 billion compared to 3Q10. Average one-day, 99% risk management value-at-risk (VaR) of CHF 104 million decreased 12% compared to 3Q10.
Results in 4Q10 were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to 3Q10 and 4Q09, which adversely affected revenues and favorably impacted expenses. In US dollars, net revenues were 5% higher compared to 3Q10 and 20% higher compared to 4Q09 and total operating expenses were flat compared to 3Q10 and 49% higher compared to 4Q09. For information on foreign exchange translation rates, refer to VI – Investor information.

For 2010, income before taxes was CHF 3,531 million, compared to CHF 6,845 million in 2009. Net revenues were CHF 16,214 million, compared to CHF 20,537 million in 2009. Results in many of our businesses in 2010 reflected lower levels of client trading activity compared to 2009. Our 2010 revenues included strong results in US RMBS trading, cash equities, debt underwriting and prime services. Results in global rates and credit, including leveraged finance trading and investment grade trading, were solid, but reflected the normalization of market conditions from more favorable market conditions in 2009 and market volatility triggered by sovereign debt concerns in Europe in 2010. Results in our underwriting and advisory businesses were strong, reflecting an improvement in issuance volumes and completed M&A activity and improved share of wallet with clients. Our results included fair value losses on Credit Suisse vanilla debt of CHF 232 million in 2010, compared to net fair value losses of CHF 397 million in 2009, and DVA losses of CHF 73 million in 2010, compared to DVA losses of CHF 321 million in 2009. Our 2009 results included approximately CHF 1.3 billion of revenues in 1Q09 due to the normalization of market conditions that had been severely dislocated in 4Q08.

Total operating expenses were CHF 12,780 million, down CHF 586 million, or 4%, reflecting the foreign exchange translation impact. In US dollar terms, total operating expenses were flat, as an increase in total other operating expenses was mostly offset by a decrease in compensation and benefits. The decrease in compensation and benefits was primarily due to lower performance-related variable compensation accruals. The 2010 performance-related variable compensation accruals reflected lower risk-adjusted profitability, higher base salaries and a higher proportion of performance-related variable compensation deferred through share-based, restricted cash and other awards. The decrease was offset in part by an increase in salary expense, reflecting the higher base salaries and increased headcount, and higher deferred compensation from prior-year share awards. Excluding certain litigation charges of CHF 461 million in 2009 and CHF 29 million in 2010, total other operating expenses increased 11% from 2009, reflecting higher IT investments costs and commission expenses. Results in 2009 were also impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely affected revenues and favorably impacted expenses.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 16.0% in 4Q10, compared to 33.9% in 4Q09 and 11.5% in 3Q10.
Value-at-Risk
The average one-day, 99% risk management VaR was CHF 104 million in 4Q10, compared to CHF 95 million in 4Q09 and CHF 118 million in 3Q10. For further information on VaR, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital was 12.5% in 4Q10, compared to 21.8% in 4Q09 and 8.2% in 3Q10.
Risk-weighted assets
Risk-weighted assets decreased to USD 146 billion compared to USD 151 billion in 3Q10, primarily related to a reduction in counterparty credit risk across several businesses, and a decrease in risk-weighted assets in our exit businesses, including a reduction due to the sale on a non-recourse basis of a substantial portion of our commercial mortgage-backed securities (CMBS) exit portfolio in Europe.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Reynolds and Rank Group Limited (New Zealand packaging company), Weather Investments SpA (Italy-based telecommunications investment company), Precision Drilling (Canadian oil field services provider), Transdigm (US aircraft component manufacturer and supplier) and PPL Corporation (US electricity and natural gas supplier).

– Equity capital markets: We executed IPOs for HRT Participacoes em Petroleo (Brazil-based offshore exploration and production company), AIA Group (Asian life insurance business of American International Group) and QR National (Australian rail freight operator), a combined qualified institutional placement and a convertible bond issue for Tata Motors (Indian automobile manufacturer) and a rights offering for BBVA (Spanish banking group).

– Mergers and acquisitions: We advised on a number of key transactions, including the sale by Doughty Hanson & Co (UK private equity firm) of Impress Group (global metal packaging company) to Ardagh Glass (Irish packaging manufacturer), the acquisition of King Pharmaceuticals (US specialty pharmaceutical company) by Pfizer (global pharmaceuticals company), the acquisition by Advent International (global private equity firm) and Bain Capital (global private investment firm) of RBS WorldPay (merchant acquiring and processing business of The Royal Bank of Scotland Group) and the sale by Bakrie and Brothers (Indonesia-based group of companies) and Bukit Mutiara (Indonesian coal producer) of stakes in Bumi Resources and Berau Coal Energy (Indonesian coal assets) to Vallar (UK acquisition company).

Industry awards
– Awarded “Most Innovative Investment Bank of the Year” by The Banker. We were also awarded “Most Innovative Investment Bank for Equity Linked,” “Most Innovative Investment Bank for Equity Derivatives” and “Most Innovative Investment Bank for Bank Capital.”

– Awarded “Best Bank for High Yield Corporate Bonds” for the Americas by Credit magazine, based on a broad survey of buy-side credit market participants. Credit Suisse gained more market share than any other bank and was the only one of the top-three bookrunners to increase market share.

– We were also awarded “Best Euro High Yield Bond,” “Best Dollar High Yield Bond,” “Best Asian Local Currency Bond,” “Best Bond from a Supranational or Development Agency Issuer,” “Best Dollar Investment Grade Bond (corporate)” and “Best Euro Investment Grade Bond (financial)” in Credit magazine poll.

– Awarded “Credit Derivatives House of the Year” by Risk magazine.
– Awarded “Euro Bond of the Year” by the International Financing Review for our work with UniCredit. We were also awarded “EMEA High-Yield Bond of the Year” for our work with Ziggo, “Leveraged Loan of the Year” for our work with the Reynolds Group, “Latin America Loan of the Year” for our work with Americas Mining Corporation, “Emerging Asia Bond of the Year” for our work with the Republic of the Philippines, “SSAR Bond of the Year” for our work with the Canadian government, “Americas Equity Issue of the Year” for our work with the PPL corporation and “Swiss Franc Bond House of the Year.”

– We were recognized by Euromoney for the Rabobank contingent convertible note and the Wind refinancing transactions in their European Deals of the Year.
– Named “Cash Equities House of the Year” and “Prime Brokerage of the Year” by Financial News in its annual European Investment Banking Awards. We were also named “Financial Institutions Bond House of the Year” and awarded “FIG Investment Banking Team of the Year” in its Awards for Excellence in Investment Banking.

– Awarded “Equity Derivatives House of the Year” by AsiaRisk.
– Credit Suisse AES was awarded “Best Algorithmic Trading Service” by Financial News’ in its Awards for Excellence in Trading & Technology Europe 2010 and “Best Buy-Side Algorithmic/DMA Product or Service” in WatersTechnology’s Buy-Side Technology Awards 2010. We were named “Best Sell-Side Broker for Trading & Execution (Equities),” “Best in Electronic Trading,” “Best Internal Crossing Engine/Dark Pool” and “Most Innovative Smart Order Routing” in the trading and execution category by AsianInvestor in its 2010 Service Provider Awards. In the Prime Services category, we were awarded “Best Prime Broker for Securities Lending.”

– Awarded “Best Foreign Investment Bank, Indonesia” by The Asset for the fifth consecutive year in its Country Awards 2010 Southeast & South Asia. We were also named “Best Debt House, Indonesia” and awarded “Best Deal, Philippines” for our work with the Republic of the Philippines.

Market share momentum
– Credit Suisse was ranked third by Thomson in global completed M&A market share for 2010, compared to eighth in 2009.
– Credit Suisse was ranked third by Thomson in global high yield market share for 2010, compared to fourth in 2009.
– Credit Suisse maintained its #5 global rank in share of wallet for 2010 according to Dealogic, while improving market share to 6.3% compared to 5.9% in 2009.
– Credit Suisse improved its share of wallet according to Dealogic in the Americas to fifth in 2010 with 6.4% market share, from sixth in 2009 with 4.8% market share.
– Credit Suisse improved to fourth in global M&A in 2010 according to Dealogic with 6.4% share of wallet, compared to seventh in 2009 with 5.4% share of wallet.
Results detail
The following provides a comparison of our 4Q10 results versus 4Q09 (YoY) and versus 3Q10 (QoQ).
Net revenues
Debt underwriting
YoY: Up 48% from CHF 401 million to CHF 594 million
The increase was due to stronger results in leveraged finance, particularly in the US, reflecting a significant increase in industry-wide high yield issuance volumes. The volume of high yield issuance in 4Q10 was the highest for any quarter since Thomson began tracking this data in 1980. The increase was partly offset by lower revenues from investment grade issuance, reflecting a decrease in industry-wide issuance volumes and lower revenues from asset-backed securities (ABS).

QoQ: Up 17% from CHF 509 million to CHF 594 million
The increase reflected stronger results in leveraged finance, due to record industry-wide high yield issuance volumes, and stronger revenues from ABS. This was partly offset by lower revenues from investment grade issuance, reflecting significantly lower industry-wide investment grade issuance volumes. 3Q10 results also included significant structuring and syndication fees relating to a large private financing.

Equity underwriting
YoY: Down 36% from CHF 464 million to CHF 297 million
The decrease was driven by lower revenues from follow-on offerings, despite stable industry-wide follow-on issuances and market share, reflecting higher fee margins on certain large issuances in 4Q09. The decrease was partly offset by higher revenues from IPOs, reflecting record industry-wide IPO volumes and despite lower IPO market share.

QoQ: Up 76% from CHF 169 million to CHF 297 million
The increase reflected significantly higher revenues from IPOs, driven by record industry-wide IPO volumes in 4Q10 and stable market share, and higher revenues from convertible offerings.
Advisory and other fees
YoY: Up 6% from CHF 329 million to CHF 350 million
The increase was due to higher M&A fees driven by higher completed M&A market share. Our 4Q09 results included significant other advisory fees.
QoQ: Up 65% from CHF 212 million to CHF 350 million
The increase reflected an increase in industry-wide completed M&A activity and a significant increase in completed M&A market share.
Fixed income sales and trading
YoY: Up 9% from CHF 818 million to CHF 888 million
The increase was driven by higher revenues from our US RMBS trading, primarily non-agency, corporate lending and commodities businesses. In addition, we had revenues in our longevity risk management and fixed income arbitrage trading businesses compared to losses in 4Q09. The increase was partially offset by lower revenues from our global rates and investment grade trading businesses. Despite solid client flows, we had weaker results in our global rates business as challenging market conditions resulted in lower market-making revenues. Revenues from investment grade trading, particularly in Europe, were adversely affected by renewed market volatility from sovereign debt concerns and widening credit spreads. We had weaker results in several of our exit businesses compared to 4Q09, including special opportunities, our CDO business, certain commodities and residential mortgage businesses, partly offset by realized gains from the sale of a substantial portion of our CMBS exit portfolio. Our results also reflected DVA gains of CHF 5 million in 4Q10, compared to DVA losses of CHF 91 million in 4Q09, relating to structured note liabilities, and fair value losses on Credit Suisse vanilla debt of CHF 49 million compared to net fair value losses of CHF 219 million in 4Q09.

QoQ: Down 39% from CHF 1,458 million to CHF 888 million
The decrease was driven by a significant decline in our global rates business, which was impacted by challenging market conditions. Revenues in US RMBS trading, primarily non-agency, were lower compared to a strong 3Q10, reflecting a seasonal decline in client trading flows. We also had lower revenues in leveraged finance trading and investment grade trading businesses. Revenues from investment grade trading, particularly in Europe, were adversely affected by renewed market volatility from sovereign debt concerns and widening credit spreads. These results were partly offset by gains in several of our exit businesses, including from certain residential mortgage businesses and from the sale of a substantial portion of the CMBS exit portfolio. We also had higher revenues in longevity risk management and commodities. Our results reflected DVA gains of CHF 5 million compared to DVA losses of CHF 54 million in 3Q10, and fair value losses on Credit Suisse vanilla debt of CHF 49 million compared to fair values losses of CHF 51 million in 3Q10.

Equity sales and trading
YoY: Up 26% from CHF 1,102 million to CHF 1,387 million
The increase was driven by higher revenues in derivatives, reflecting higher client trading volumes, particularly in emerging markets. We also had higher revenues in prime services, reflecting higher client balances and activity. 4Q09 results in prime services had been impacted by weak levels of client activity, especially among hedge fund clients. In addition, the increase reflected higher revenues in equity arbitrage trading and convertibles. Revenues from cash equities were solid. Our results reflected fair value losses on Credit Suisse vanilla debt of CHF 5 million, compared to net fair value losses of CHF 24 million in 4Q09, and DVA gains of CHF 10 million compared to none in 4Q09.

QoQ: Up 28% from CHF 1,080 million to CHF 1,387 million
The increase was driven by higher revenues in derivatives, reflecting higher client trading volumes, particularly in emerging markets, and equity arbitrage trading. We also had higher revenues in cash equities, driven by an increase in industry-wide volumes, improved revenues from electronic trading and higher revenues in prime services. Our results reflected fair value losses on Credit Suisse vanilla debt of CHF 5 million compared to fair value losses of CHF 6 million in 3Q10, and DVA gains of CHF 10 million compared to DVA losses of CHF 118 million in 3Q10.

Provision for credit losses
YoY: From CHF (66) million to CHF (27) million
The provision release reflected lower releases, including against a guarantee provided in a prior year to a third-party bank, and lower recoveries.
QoQ: From CHF (18) million to CHF (27) million
The provision release reflected a release in 4Q10 compared to provisions in 3Q10 against a guarantee provided in a prior year to a third-party bank and lower provisions, releases and recoveries against other loans.

Operating expenses
Compensation and benefits
YoY: Up 110% from CHF 870 million to CHF 1,823 million
The increase reflected the reversal of previously accrued performance-related variable compensation in 4Q09, resulting in a negative accrual for that quarter. The increase was also driven by higher salary expense, reflecting higher base salaries and increased headcount, and higher deferred compensation from prior-year share awards.

QoQ: Down 3% from CHF 1,872 million to CHF 1,823 million
The decrease primarily reflected the foreign exchange translation impact and lower deferred compensation expense from prior-year share awards. In US dollars, compensation expenses were stable.
General and administrative expenses
YoY: Down 10% from CHF 915 million to CHF 823 million
The decrease primarily reflected the foreign exchange translation impact, lower litigation charges and reductions across most expense categories, including advertising, travel and entertainment and legal expenses.

QoQ: Down 6% from CHF 877 million to CHF 823 million
The decrease reflected the foreign exchange translation impact and lower litigation charges. Excluding certain litigation charges of CHF 29 million in 3Q10, general and administrative expenses increased in US dollars, driven by higher legal and occupancy expenses, partly offset by lower advertising and recruitment expenses.

Personnel
Headcount at the end of 4Q10 was 20,700, down 500 from 3Q10, driven by a selective reduction of front office headcount across businesses, reflecting current market conditions, and a reduction in IT professionals.

Asset Management
In 4Q10, we reported income before taxes of CHF 180 million and net revenues of CHF 617 million. Higher performance, placement and transaction fees and gains from equity participations were partially offset by lower investment-related gains and asset management fees. We recorded net new assets of CHF 4.5 billion, maintaining a positive trend in asset inflows. Net new assets for 2010 were CHF 20.6 billion, up substantially from CHF 0.4 billion in 2009.

Results

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Statements of operations (CHF million)

Net revenues	617	582	637	6	(3)	2,332	1,842	27

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	250	261	264	(4)	(5)	1,082	1,090	(1)

General and administrative expenses	147	150	160	(2)	(8)	583	557	5

Commission expenses	40	36	54	11	(26)	164	160	2

Total other operating expenses	187	186	214	1	(13)	747	717	4

Total operating expenses	437	447	478	(2)	(9)	1,829	1,807	1

Income/(loss) before taxes	180	135	159	33	13	503	35	–

Statement of operations metrics (%)

Cost/income ratio	70.8	76.8	75.0	–	–	78.4	98.1	–

Pre-tax income margin	29.2	23.2	25.0	–	–	21.6	1.9	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,426	3,595	3,358	(5)	2	3,439	3,388	2

Pre-tax return on average utilized economic capital (%) [1]	22.1	16.0	20.0	–	–	15.7	2.1	–

Number of employees (full-time equivalents)

Number of employees	2,900	2,900	3,100	0	(6)	2,900	3,100	(6)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in				% change		in				% change

	4Q10	3Q10	4Q09		QoQ	YoY	2010		2009		YoY

Net revenue detail by type (CHF million)

Asset management fees	341	350	360		(3)	(5)	1,412		1,376		3

Placement, transaction and other fees	33	30	66		10	(50)	143		169		(15)

Performance fees and carried interest	127	41	168		210	(24)	187		220		(15)

Equity participations	30	(3)	66		–	(55)	41		338		(88)

Investment-related gains/(losses)	95	153	(47)		(38)	–	420		(365)		–

Other revenues [1]	(9)	11	24	[2]	–	–	129	[2]	104	[2,3]	24

Net revenues	617	582	637		6	(3)	2,332		1,842		27

Net revenue detail by investment strategies (CHF million)

Alternative investments	391	299	385		31	2	1,201		1,085		11

Traditional investments	130	140	116		(7)	12	525		467		12

Diversified investments [4]	10	0	114		–	(91)	59		424		(86)

Other	(9)	(10)	69	[2]	(10)	–	127	[2]	231	[2,3]	(45)

Net revenues before investment-related gains/(losses)	522	429	684		22	(24)	1,912		2,207		(13)

Investment-related gains/(losses)	95	153	(47)		(38)	–	420		(365)		–

Net revenues	617	582	637		6	(3)	2,332		1,842		27

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [5]	47	40	56		–	–	41		42		–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains/(losses) on securities purchased from our money market funds. 3 Includes realized and unrealized gains/(losses) from client securities lending portfolios. 4 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 5 Asset management fees, placement, transaction and other fees, performance fees and carried interest divided by average assets under management.

Results overview
In 4Q10, income before taxes was CHF 180 million, up 13% compared to 4Q09. Net revenues of CHF 617 million were down slightly, primarily reflecting lower performance fees from Hedging-Griffo, gains in 4Q09 from the sale of two joint ventures and gains in 4Q09 from securities purchased from our money market funds, mostly offset by higher investment-related gains in 4Q10. Investment-related gains were CHF 95 million, compared to losses of CHF 47 million in 4Q09. Fee-based revenues decreased 16% compared to 4Q09. Asset management fees of CHF 341 million were down 5%, largely as a result of the spin-off of businesses in 3Q10 and lower fees from fund administration services in 4Q10. Average assets under management increased 0.9% compared to 4Q09 reflecting increases in ETFs, index products and emerging markets, mostly offset by the effect of the transfer of the managed lending business to Investment Banking at the end of 4Q09. Placement, transaction and other fees were down 50%, primarily reflecting losses related to investments held by AMF and lower revenues from integrated solutions, partially offset by higher transaction fees from real estate funds and higher private equity placement fees. Performance fees and carried interest were down 24%, primarily from lower performance fees from Hedging-Griffo and from diversified investments relating to management of the PAF, partially offset by carried interest relating to realized private equity gains. Income from equity participations was down 55%, primarily reflecting the gains of CHF 58 million from the sale of Polish and Korean joint ventures in 4Q09. Other revenues decreased CHF 33 million, primarily reflecting gains of CHF 47 million in 4Q09 from securities purchased from our money market funds. Net revenues before investment-related gains and gains from securities purchased from our money market funds were CHF 522 million, compared to CHF 637 million in 4Q09, primarily reflecting lower performance fees from Hedging-Griffo and for management of the PAF, losses related to investments held by AMF and the gains in 4Q09 from the sale of the two joint ventures.

Total operating expenses of CHF 437 million were down 9% compared to 4Q09, with lower compensation and benefits, general and administrative and commission expenses. Compensation and benefits decreased 5%, as lower performance-related variable compensation accruals and deferred compensation from prior-year awards were partially offset by higher base salaries. General and administrative expenses were down 8%.

Compared to 3Q10, income before taxes was up CHF 45 million. Net revenues were up CHF 35 million, primarily reflecting higher performance fees and carried interest and income from equity participations, partially offset by lower investment-related gains and asset management fees. Net revenues before investment-related gains and securities purchased from our money market funds were up 22%. Fee-based revenues increased 19% driven by higher performance fees and carried interest, partially offset by lower asset management fees. Average assets under management increased 1.8%. Total operating expenses decreased slightly, with decreases in compensation and benefits and general and administrative expenses.

Results in 4Q10 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 3Q10 and 4Q09.
For 2010, income before taxes was CHF 503 million, compared to income before taxes of CHF 35 million in 2009. Net revenues of CHF 2,332 million compared to net revenues of CHF 1,842 million in 2009, primarily reflecting investment-related gains compared to losses in 2009, and higher asset management fees, partially offset by lower income from equity participations, which in 2009 included gains from the transaction with Aberdeen Asset Management (Aberdeen) and the sale of the two joint ventures, lower performance fees, lower revenues from integrated solutions and losses related to investments held by AMF. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) were CHF 1,769 million, down 16% compared to 2009, primarily due to the lower revenues from equity participations. Total operating expenses were stable.

Assets under management were CHF 425.8 billion, stable compared to 3Q10, with net new assets and positive market performance offset by adverse foreign exchange-related movements, including the strengthening of the Swiss franc against the US dollar and euro.Net new assets of CHF 4.5 billion included net inflows of CHF 3.6 billion in alternative investments, primarily in real estate, ETFs and credit strategies, and net inflows of CHF 0.9 billion in traditional investments, as inflows in Swiss advisory and fixed income products were partially offset by outflows in multi-asset class solutions. Compared to 4Q09, assets under management were up 2.4%, primarily reflecting net new assets and positive market performance, partially offset by adverse foreign exchange-related movements. Net new assets of CHF 20.6 billion in 2010 included net inflows of CHF 13.0 billion in alternative investments, primarily in ETFs, real estate and index strategies, and net inflows of CHF 7.7 billion in traditional investments, primarily in multi-asset class solutions.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles was a pre-tax income margin above 40%. The pre-tax income margin was 29.2% in 4Q10, compared to 25.0% in 4Q09 and 23.2% in 3Q10. Going forward, we will target a pre-tax income margin above 35%.

Net new asset growth rate
In 4Q10, the rolling four-quarter average growth rate was 5.0%, compared to 0.1% in 4Q09 and 4.7% in 3Q10. The annualized quarterly growth rate was 4.3% in 4Q10, compared to 3.8% in 4Q09 and 3.4% in 3Q10. Going forward, we will target a net new asset growth rate above 6%.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees and performance fees and carried interest divided by average assets under management, was 47 basis points in 4Q10, compared to 56 basis points in 4Q09 and 40 basis points in 3Q10.

Assets under management - Asset Management

	in / end of			% change		in / end of		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Assets under management (CHF billion)

Alternative investments	195.6	189.0	185.5	3.5	5.4	195.6	185.5	5.4

of which hedge funds	27.3	23.3	25.2	17.2	8.3	27.3	25.2	8.3

of which private equity	30.8	32.4	32.2	(4.9)	(4.3)	30.8	32.2	(4.3)

of which real estate & commodities	43.4	41.3	41.5	5.1	4.6	43.4	41.5	4.6

of which credit	18.3	17.8	18.5	2.8	(1.1)	18.3	18.5	(1.1)

of which ETF	14.6	13.0	10.0	12.3	46.0	14.6	10.0	46.0

of which index strategies	54.2	54.1	51.9	0.2	4.4	54.2	51.9	4.4

of which other	7.0	7.1	6.2	(1.4)	12.9	7.0	6.2	12.9

Traditional investments	229.4	233.3	230.2	(1.7)	(0.3)	229.4	230.2	(0.3)

of which multi-asset class solutions	114.9	119.2	117.4	(3.6)	(2.1)	114.9	117.4	(2.1)

of which fixed income & equities	46.4	47.0	45.1	(1.3)	2.9	46.4	45.1	2.9

of which Swiss advisory	68.1	67.1	67.7	1.5	0.6	68.1	67.7	0.6

Diversified investments	0.8	0.8	0.3	0.0	166.7	0.8	0.3	166.7

Assets under management	425.8	423.1	416.0	0.6	2.4	425.8	416.0	2.4

Average assets under management (CHF billion)

Average assets under management	429.3	421.9	425.3	1.8	0.9	427.8	418.4	2.2

Assets under management by currency (CHF billion)

USD	100.8	96.4	94.8	4.6	6.3	100.8	94.8	6.3

EUR	58.7	62.3	61.5	(5.8)	(4.6)	58.7	61.5	(4.6)

CHF	245.1	243.7	240.3	0.6	2.0	245.1	240.3	2.0

Other	21.2	20.7	19.4	2.4	9.3	21.2	19.4	9.3

Assets under management	425.8	423.1	416.0	0.6	2.4	425.8	416.0	2.4

Growth in assets under management (CHF billion)

Net new assets	4.5	3.6	4.1	–	–	20.6	0.4	–

Other effects	(1.8)	(3.5)	(16.0)	–	–	(10.8)	4.1	–

of which market movements	3.5	8.3	6.7	–	–	8.9	30.7	–

of which currency	(9.4)	(10.2)	(2.3)	–	–	(23.4)	0.2	–

of which other	4.1	(1.6)	(20.4)	–	–	3.7	(26.8)	–

Growth in assets under management	2.7	0.1	(11.9)	–	–	9.8	4.5	–

Growth in assets under management (annualized) (%)

Net new assets	4.3	3.4	3.8	–	–	5.0	0.1	–

Other effects	(1.7)	(3.3)	(15.0)	–	–	(2.6)	1.0	–

Growth in assets under management	2.6	0.1	(11.2)	–	–	2.4	1.1	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.0	4.7	0.1	–	–	–	–	–

Other effects	(2.6)	(5.8)	1.0	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	2.4	(1.1)	1.1	–	–	–	–	–

Principal investments (CHF billion)

Principal investments [1]	3.4	3.6	3.8	(5.6)	(10.5)	3.4	3.8	(10.5)

1 Includes primarily private equity investments.

Initiatives and achievements
– We closed our acquisition of a significant noncontrolling interest in York Capital Management, a leading global event-driven hedge fund manager.
– In collaboration with Private Banking, we launched the first Swiss real estate fund that invests in diversified hospitality properties throughout Switzerland. The fund had strong demand from investors, raising CHF 900 million.

– We launched, in collaboration with Private Banking, a new fund focused on megatrends, which we view as long-term, global developments that are independent of events in the financial markets, including demographics and sustainability. Our new fund is an investment solution that systematically invests in a diversified portfolio of equities, ETFs, and products that include identified megatrends.

– We launched a fund that pursues investments in global emerging markets.
– We received two awards for our commodities platform. Futures and Options World recognized our commodity index products with the Silver Award for Best Innovation by a bank, broker or futures commission merchant. Additionally, the Credit Suisse Glencore Active Index Strategy Funds received the award for Commodity Deal of the Year from the Commodity Business Awards.

Results detail
The following provides a comparison of our 4Q10 results versus 4Q09 (YoY) and versus 3Q10 (QoQ).
Net revenues
Asset management fees
YoY: Down 5% from CHF 360 million to CHF 341 million
The decrease resulted from lower fees in alternative investments and diversified investments. The decline in alternative investments fees reflected the spin-off of our real estate private equity fund and our credit hedge fund at the end of 3Q10. The declines were partially offset by higher fees in ETFs and single-manager hedge funds, reflecting higher average assets under management. Traditional investments fees were stable as higher fees from fixed income products and equities were mostly offset by lower fees in Swiss advisory. Fees from diversified investments decreased mainly due to lower fees from fund administration services, reflecting the end of our transitional agreement with Aberdeen and the transfer of the Luxembourg fund administration business to Private Banking in 1Q10.

QoQ: Down 3% from CHF 350 million to CHF 341 million
The decrease reflected lower fees from alternative investments and traditional investments. The decline in alternative investments fees primarily reflected the spin-offs at the end of 3Q10. Fees in traditional investments were down in multi-asset class solutions.

Placement, transaction and other fees
YoY: Down 50% from CHF 66 million to CHF 33 million
The decline primarily reflected losses on investments held by AMF and lower revenues from integrated solutions, partially offset by higher transaction fees from real estate funds and higher private equity placement fees.

QoQ: Up 10% from CHF 30 million to CHF 33 million
The increase was due to higher private equity placement fees and higher real estate fund transaction fees, partially offset by the losses on investments held by AMF.
Performance fees and carried interest
YoY: Down 24% from CHF 168 million to CHF 127 million
The decrease was mainly due to significantly lower performance fees from Hedging-Griffo and from management of the PAF, partially offset by carried interest in alternative investments from realized private equity gains and fees from single-manager hedge funds, including from our investment in York Capital Management, which closed in 4Q10.

QoQ: Up 210% from CHF 41 million to CHF 127 million
The increase was mainly due to semi-annual performance fees from Hedging-Griffo and higher performance fees in alternative investments from single-manager hedge funds and carried interest from realized private equity gains.

Equity participations
YoY: Down 55% from CHF 66 million to CHF 30 million
The decrease was mainly due to the gains in 4Q09 of CHF 58 million from the sale of Polish and Korean joint ventures and lower income from our private equity investments in 4Q10, partially offset by higher income from diversified investments, primarily Aberdeen.

QoQ: Up from CHF (3) million to CHF 30 million
The increase was mainly due to lower income from diversified investments in 3Q10, reflecting the reduction in our ownership interest in Aberdeen due to issuances of shares by Aberdeen.
Investment-related gains/(losses)
YoY: Up from CHF (47) million to CHF 95 million
In 4Q10, we had realized and unrealized gains in private equity investments, mainly in energy, industrials and commodities sectors, partially offset by unrealized losses, mainly in the real estate sector. In 4Q09, we had unrealized losses in private equity investments, mainly in real estate, financial services and energy sectors, partially offset by unrealized gains in credit-related investments.

QoQ: Down 38% from CHF 153 million to CHF 95 million
In 4Q10, we had realized and unrealized gains in private equity investments, mainly in energy, industrials and commodities sectors, partially offset by unrealized losses, mainly in the real estate sector. In 3Q10, we had unrealized gains in private equity investments, mainly in the energy, technology and pharmaceutical sectors, and in credit-related investments.

Operating expenses
Compensation and benefits
YoY: Down 5% from CHF 264 million to CHF 250 million
The decrease was mainly due to lower performance-related variable compensation accruals and deferred compensation from prior-year awards, partially offset by increased base salaries.
QoQ: Down 4% from CHF 261 million to CHF 250 million
The decrease was mainly due to slightly lower salaries and benefits and taxes from reductions in headcount, including those related to the 3Q10 spin-offs, accelerated deferred compensation from prior-year awards in 3Q10 in connection with the spin-offs and lower performance-related variable compensation accruals.

General and administrative expenses
YoY: Down 8% from CHF 160 million to CHF 147 million
The decrease was mainly due to lower non-credit-related provisions, partially offset by higher fund administration costs, including the transfer of the Luxembourg fund administration business to Private Banking, and higher professional fees.

QoQ: Down 2% from CHF 150 million to CHF 147 million
The decrease was mainly due to a release of non-credit-related provisions, partially offset by higher professional fees.
Personnel
In 4Q10, headcount of 2,900 was stable from 3Q10 and down 200 from 4Q09. The decrease from 4Q09 was mainly related to the transfer of the Luxembourg fund administration business to Private Banking in 1Q10.

Overview of results and assets under management
Results
Assets under management

Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	4Q10	3Q10	4Q09	4Q10	3Q10	4Q09	4Q10	3Q10	4Q09	4Q10		3Q10		4Q09		4Q10	3Q10	4Q09		4Q10	3Q10	4Q09	4Q10	3Q10	4Q09

Statements of operations (CHF million)

Net revenues	2,914	2,826	3,000	3,478	3,421	3,038	617	582	637	(49)		(545)		(142)		6,960	6,284	6,533		308	282	182	7,268	6,566	6,715

Provision for credit losses	4	(8)	26	(27)	(18)	(66)	0	0	0	0		0		0		(23)	(26)	(40)		0	0	0	(23)	(26)	(40)

Compensation and benefits	1,201	1,139	1,213	1,823	1,872	870	250	261	264	88		55		81		3,362	3,327	2,428		9	28	39	3,371	3,355	2,467

General and administrative expenses	712	715	761	823	877	915	147	150	160	57		4		434		1,739	1,746	2,270		4	6	28	1,743	1,752	2,298

Commission expenses	173	144	143	301	295	289	40	36	54	61		9		44		575	484	530		0	0	0	575	484	530

Total other operating expenses	885	859	904	1,124	1,172	1,204	187	186	214	118		13		478		2,314	2,230	2,800		4	6	28	2,318	2,236	2,828

Total operating expenses	2,086	1,998	2,117	2,947	3,044	2,074	437	447	478	206		68		559		5,676	5,557	5,228		13	34	67	5,689	5,591	5,295

Income/(loss) from continuing operations before taxes	824	836	857	558	395	1,030	180	135	159	(255)		(613)		(701)		1,307	753	1,345		295	248	115	1,602	1,001	1,460

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		405	117	461		0	0	0	405	117	461

Income from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		902	636	884		295	248	115	1,197	884	999

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		0	0	0		0	0	0	0	0	0

Net income	–	–	–	–	–	–	–	–	–	–		–		–		902	636	884		295	248	115	1,197	884	999

Less net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		61	27	91		295	248	115	356	275	206

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		841	609	793		–	–	–	841	609	793

Statement of operations metrics (%)

Cost/income ratio	71.6	70.7	70.6	84.7	89.0	68.3	70.8	76.8	75.0	–		–		–		81.6	88.4	80.0		–	–	–	78.3	85.2	78.9

Pre-tax income margin	28.3	29.6	28.6	16.0	11.5	33.9	29.2	23.2	25.0	–		–		–		18.8	12.0	20.6		–	–	–	22.0	15.2	21.7

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		31.0	15.5	34.3		–	–	–	25.3	11.7	31.6

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		13.0	10.1	13.5		–	–	–	16.5	13.5	14.9

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		12.1	9.7	12.1		–	–	–	11.6	9.3	11.8

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,590	6,857	6,140	18,766	20,883	19,446	3,426	3,595	3,358	1,106	[2]	982	[2]	1,250	[2]	29,871	32,298	30,177		–	–	–	29,871	32,298	30,177

Pre-tax return on average utilized economic capital (%) [3]	50.5	49.3	56.3	12.5	8.2	21.8	22.1	16.0	20.0	–		–		–		18.1	9.9	18.4		–	–	–	22.1	13.0	20.0

Balance sheet statistics (CHF million)

Total assets	337,496	351,731	345,488	803,613	838,484	819,081	27,986	27,233	19,289	(143,945)	[4]	(157,877)	[4]	(161,826)	[4]	1,025,150	1,059,571	1,022,032		6,855	7,817	9,395	1,032,005	1,067,388	1,031,427

Net loans	182,880	183,015	176,009	35,970	39,639	61,175	–	–	–	(8)		6		(4)		218,842	222,660	237,180		–	–	–	218,842	222,660	237,180

Goodwill	749	765	789	6,347	6,558	6,843	1,489	1,551	1,635	–		–		–		8,585	8,874	9,267		–	–	–	8,585	8,874	9,267

Number of employees (full-time equivalents)

Number of employees	25,600	25,500	24,300	20,700	21,200	19,400	2,900	2,900	3,100	900		900		800		50,100	50,500	47,600		–	–	–	50,100	50,500	47,600

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 4Q10, assets under management were CHF 1,253.0 billion, stable compared to the end of 3Q10. Positive market performance and net new assets were offset by adverse foreign exchange-related movements. Compared to the end of 4Q09, assets under management were up CHF 24.0 billion, or 2.0%. The increase reflected net new assets in both Private Banking and Asset Management and positive market performance, partially offset by adverse foreign exchange-related movements.

In Private Banking, assets under management were CHF 932.9 billion, stable compared to the end of 3Q10, and up CHF 18.0 billion, or 2%, compared to the end of 4Q09. In Asset Management, assets under management were CHF 425.8 billion, stable compared to the end of 3Q10, and up CHF 9.8 billion compared to the end of 4Q09.

For further information, refer to II – Results by division – Private Banking and – Asset Management and Note 35 – Assets under management in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Assets under management and client assets

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Assets under management (CHF billion)

Private Banking	932.9	935.1	914.9	(0.2)	2.0

Asset Management	425.8	423.1	416.0	0.6	2.4

Assets managed by Asset Management for Private Banking clients	(105.7)	(107.0)	(101.9)	(1.2)	3.7

Assets under management	1,253.0	1,251.2	1,229.0	0.1	2.0

of which discretionary assets	429.1	430.7	422.3	(0.4)	1.6

of which advisory assets	823.9	820.5	806.7	0.4	2.1

Client assets (CHF billion)

Private Banking	1,087.1	1,095.1	1,063.4	(0.7)	2.2

Asset Management	452.5	450.5	444.7	0.4	1.8

Assets managed by Asset Management for Private Banking clients	(105.7)	(107.0)	(101.9)	(1.2)	3.7

Client assets	1,433.9	1,438.6	1,406.2	(0.3)	2.0

Growth in assets under management

in	4Q10	3Q10	4Q09	2010	2009

Growth in assets under management (CHF billion)

Private Banking	9.6	12.6	6.4	54.6	41.6

Asset Management	4.5	3.6	4.1	20.6	0.4

Assets managed by Asset Management for Private Banking clients	(0.2)	(1.6)	2.0	(6.2)	2.2

Net new assets	13.9	14.6	12.5	69.0	44.2

Private Banking	(11.8)	(3.1)	6.7	(36.6)	84.4

Asset Management	(1.8)	(3.5)	(16.0)	(10.8)	4.1

Assets managed by Asset Management for Private Banking clients	1.5	0.6	0.5	2.4	(9.8)

Other effects	(12.1)	(6.0)	(8.8)	(45.0)	78.7

Private Banking	(2.2)	9.5	13.1	18.0	126.0

Asset Management	2.7	0.1	(11.9)	9.8	4.5

Assets managed by Asset Management for Private Banking clients	1.3	(1.0)	2.5	(3.8)	(7.6)

Total growth in assets under management from continuing operations	1.8	8.6	3.7	24.0	122.9

Total growth in assets under management from discontinued operations	0.0	0.0	0.0	0.0	(67.9)	[1]

Total growth in assets under management	1.8	8.6	3.7	24.0	55.0

Growth in assets under management (annualized) (%) [2]

Private Banking	4.1	5.4	2.8	6.0	5.3

Asset Management	4.3	3.4	3.8	5.0	0.1

Assets managed by Asset Management for Private Banking clients	0.7	6.0	(7.7)	6.1	(2.3)

Net new assets	4.4	4.7	4.1	5.6	4.0

Private Banking	(5.0)	(1.3)	3.0	(4.0)	10.7

Asset Management	(1.7)	(3.3)	(15.0)	(2.6)	1.0

Assets managed by Asset Management for Private Banking clients	(5.6)	(2.3)	(1.9)	(2.4)	10.4

Other effects	(3.9)	(1.9)	(2.9)	(3.7)	7.1

Private Banking	(0.9)	4.1	5.8	2.0	16.0

Asset Management	2.6	0.1	(11.2)	2.4	1.1

Assets managed by Asset Management for Private Banking clients	(4.9)	3.7	(9.6)	3.7	8.1

Total growth in assets under management	0.5	2.8	1.2	1.9	11.1

1 Includes assets under management relating to the sale of part of our traditional investments business in Asset Management. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	4Q10	3Q10	4Q09

Growth in net new assets (rolling four-quarter average) (%) [1]

Private Banking	6.0	5.7	5.3

Asset Management	5.0	4.7	0.1

Assets managed by Asset Management for Private Banking clients	6.1	3.8	(2.3)

Growth in net new assets	5.6	5.5	4.0

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to foreign exchange-related movements and market performance as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 9.6 billion in 4Q10, including CHF 8.1 billion in Wealth Management Clients, with inflows mainly in international regions. Asset Management recorded net new assets of CHF 4.5 billion, with inflows mainly in alternative investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management

Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 17.2% as of the end of 4Q10.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target.

The impact of a one, two or three-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 2.1 billion, CHF 4.0 billion and CHF 4.7 billion, respectively, and would not be material to our liquidity and funding planning. As of the end of 4Q10, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

In April 2010, we agreed on revised liquidity principles with FINMA, following its consultation with the Swiss National Bank (SNB) to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of 2Q10. The crisis scenario assumptions include global market dislocation, large on- and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business. The principles call for additional reporting to FINMA. The principles may be modified to reflect the final BCBS liquidity requirements.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period beginning in 2011, addresses liquidity risk over a 30-day period and is in line with our liquidity risk management framework and our revised liquidity principles with FINMA. The NSFR, which is expected to be introduced January 1, 2018 following an observation period beginning in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The ratio of available stable funding to the amount of required stable funding must be greater than 100%. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 150 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer increased 23% compared to 3Q10. A significant part of this increase was due to increased central bank holdings. We further strengthened the liquidity buffer by increasing short-term liabilities through the issuance of US dollar-denominated certificates of deposits and CP. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with excess coverage of 25% as of 4Q10. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For further information, refer to the chart “Balance sheet funding structure”.

Our core customer deposits totaled CHF 266 billion as of 4Q10, a decrease of 2% from 3Q10, primarily due to the foreign exchange translation impact of the US dollar and euro decline against the Swiss franc. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. In 4Q10, our short-term debt increased to CHF 81 billion from CHF 50 billion in 3Q10, primarily reflecting the strengthening of the liquidity buffer. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities (VIEs), was 28% as of the end of 4Q10, down from 30% in 3Q10. The weighted average maturity of long-term debt was 6.5 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Debt issuances and redemptions
Our capital markets debt issuance includes issues of senior and subordinated debt in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 4Q10, the Bank issued CHF 144 million of senior debt, with maturities ranging between five and 20 years. In December 2010, the Bank launched its inaugural international covered bond, issuing EUR 1.25 billion (CHF 1.6 billion) with a five-year maturity. The Bank also raised CHF 511 million in multiple tranches of domestic covered bonds with maturities ranging between three and 18 years. Senior debt of CHF 1.25 billion, domestic covered bonds of CHF 70 million and subordinated debt of CHF 626 million matured in 4Q10. In January 2011, we issued USD 2.1 billion of senior debt with a maturity of three years.

Capital management
Our consolidated BIS tier 1 ratio was 17.2% as of the end of 4Q10, compared to 16.7% as of the end of 3Q10, reflecting stable tier 1 capital and decreased risk-weighted assets (RWAs). Our core tier 1 ratio increased to 12.7% as of the end of 4Q10 compared to 12.1% in 3Q10.

Both the Group and the Bank are subject to BIS and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to adjusted average assets. Under these requirements, we must maintain a minimum leverage ratio of 3% at the Group and Bank consolidated level by 2013. The leverage ratios for the Group and Bank consolidated level as of the end of 4Q10 were 4.4% and 4.1%, respectively, compared to 4.3% and 4.0% at the end of 3Q10. The improvement in the leverage ratios was primarily due to the decrease in adjusted average assets, reflecting the significant foreign exchange translation impact of the strengthening Swiss franc against our main currency exposures (the US dollar, euro, British pound and yen) through the quarter.

Under FINMA requirements that impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling 12-month period, we had no backtesting exceptions in 4Q10 and, consequently, the market risk capital multipliers remained at the FINMA and BIS minimum levels. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Capital structure

as of December 31, 2010

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Lower tier 2 subordinated debt capital under Basel II will no longer qualify for regulatory capital after 2020 but could have been issued through 2010. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Leverage ratio

	Group			Bank

end of	4Q10	3Q10	4Q09	4Q10	3Q10	4Q09

Tier 1 capital (CHF billion)

Tier 1 capital	37.7	37.9	36.2	35.3	35.7	34.7

Adjusted average assets (CHF billion)

Average assets [1]	1,065	1,090	1,047	1,041	1,067	1,026

Adjustments:
Assets from Swiss lending activities [2]	(139)	(139)	(137)	(115)	(114)	(114)

Cash and balances with central banks	(40)	(43)	(32)	(39)	(43)	(32)

Other	(28)	(25)	(19)	(27)	(23)	(15)

Adjusted average assets	858	883	859	860	887	865

Leverage ratio (%)

Leverage ratio	4.4	4.3	4.2	4.1	4.0	4.0

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Regulatory capital – Group
The increase in the tier 1 ratio compared to 3Q10 primarily reflected a 4% decrease in RWAs.
Tier 1 capital decreased 1% to CHF 37.7 billion as of the end of 4Q10. The decrease was driven by the effect of the significant foreign exchange translation impact and a quarterly dividend accrual, partly offset by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax), the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans) and decreased regulatory capital deductions. Total eligible capital decreased 4% to CHF 47.8 billion. Tier 2 capital decreased 16% to CHF 10.1 billion, primarily due to the significant foreign exchange translation impact, a decrease in the fair value of tier 2 instruments (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax), the regulatory amortization of lower tier 2 instruments and lower benefit from excess provisions, partially offset by slightly lower regulatory deductions.

RWAs decreased 4% to CHF 218.7 billion as of the end of 4Q10, mainly reflecting the significant foreign exchange translation impact and a decrease in Investment Banking credit-related exposures, partially offset by a slight increase in Private Banking credit-related exposures and operational risk. Excluding the foreign exchange translation impacts, market risk was flat.

For further information regarding market risk, refer to Risk management – Market risk.
Our total capital ratio was stable at 21.9% as of the end of 4Q10 compared to 3Q10, reflecting a decrease in eligible capital and a decrease in RWAs. For further information, refer to the table “BIS statistics”.

As of the end of 4Q10, we had CHF 3.4 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank, and CHF 11.1 billion of tier 1 capital hybrid instruments, of which CHF 2.9 billion were innovative instruments.

Regulators continued to focus on minimum bank capital requirements, harmonization of capital requirements, the improved quality of tier 1 capital and the continued inclusion in regulatory capital of tier 2 instruments. For further information, refer to Regulatory developments and proposals and I – Credit Suisse results – Core Results – Regulatory proposals and developments.

BIS statistics

	Group				Bank

end of	4Q10	3Q10	4Q09	% change QoQ	4Q10	3Q10	4Q09	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	158,735	167,752	164,997	(5)	147,516	155,912	154,982	(5)

Non-counterparty risk	7,380	7,281	7,141	1	6,819	6,719	6,547	1

Market risk	18,925	19,700	17,458	(4)	18,008	18,880	17,011	(5)

Operational risk	33,662	32,950	32,013	2	33,663	32,950	32,013	2

Risk-weighted assets	218,702	227,683	221,609	(4)	206,006	214,461	210,553	(4)

Eligible capital (CHF million)

Total shareholders' equity	33,282	34,088	37,517	(2)	27,783	28,051	31,228	(1)

Goodwill and intangible assets	(9,320)	(9,655)	(10,140)	(3)	(8,166)	(8,499)	(8,983)	(4)

Qualifying noncontrolling interests	3,350	3,369	1,742	(1)	4,373	4,535	4,762	(4)

Other adjustments [1]	403	(255)	(4,273)	–	1,768	1,704	(3,150)	4

Core tier 1 capital	27,715	27,547	24,846	1	25,758	25,791	23,857	0

Hybrid instruments [2]	11,098	11,478	12,198	(3)	10,589	10,933	11,617	(3)

Capital deductions 50% from tier 1	(1,088)	(1,097)	(837)	(1)	(1,037)	(1,046)	(779)	(1)

Tier 1 capital	37,725	37,928	36,207	(1)	35,310	35,678	34,695	(1)

Upper tier 2	1,128	2,010	1,989	(44)	1,713	2,642	2,681	(35)

Lower tier 2	10,034	11,022	8,369	(9)	11,583	12,419	9,723	(7)

Capital deductions 50% from tier 2	(1,088)	(1,097)	(837)	(1)	(1,037)	(1,046)	(779)	(1)

Tier 2 capital	10,074	11,935	9,521	(16)	12,259	14,015	11,625	(13)

Total eligible capital	47,799	49,863	45,728	(4)	47,569	49,693	46,320	(4)

Capital ratios (%)

Core tier 1 ratio	12.7	12.1	11.2	–	12.5	12.0	11.3	–

Tier 1 ratio	17.2	16.7	16.3	–	17.1	16.6	16.5	–

Total capital ratio	21.9	21.9	20.6	–	23.1	23.2	22.0	–

1 Includes cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. 2 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 1.1 billion and CHF 3.1 billion, respectively, in 4Q10 (3Q10: CHF 1.1 billion and CHF 3.7 billion, respectively; 4Q09: CHF 1.7 billion and CHF 4.4 billion, respectively) of equity from SPEs that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 28.6% and 29.1% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 4Q10 (3Q10: 29.4% and 29.8%, respectively; 4Q09: 32.9% and 32.7%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Tier 1 capital

in	4Q10	3Q10	4Q09	% change QoQ	% change YoY

Tier 1 capital (CHF million)

Balance at beginning of period	37,928	37,990	36,457	0	4

Net income	841	609	793	38	6

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	456	357	336	28	36

Foreign exchange impact on tier 1 capital	(1,276)	(2,204)	(134)	(42)	–

Other	(224)	1,176	(1,245)	–	(82)

Balance at end of period	37,725	37,928	36,207	(1)	4

The “Risk-weighted assets” chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty-risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWAs primarily reflect the capital requirements for our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWAs. For further information, refer to Regulatory developments and proposals.

Risk-weighted assets by division

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Risk-weighted assets by division (CHF million)

Private Banking	63,588	61,389	60,479	4	5

Investment Banking	131,233	141,463	136,116	(7)	(4)

Asset Management	13,544	14,106	14,549	(4)	(7)

Corporate Center	10,337	10,725	10,465	(4)	(1)

Risk-weighted assets	218,702	227,683	221,609	(4)	(1)

Excludes additional risk-weighted asset equivalents attributable to the segments that are deducted from Group tier 1 capital.

Capital

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,186.1	1,186.1	1,185.4	0	0

Treasury shares	(12.2)	(1.8)	(16.2)	–	(25)

Shares outstanding	1,173.9	1,184.3	1,169.2	(1)	0

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Shareholders' equity (CHF million)

Common shares	47	47	47	0	0

Additional paid-in capital	23,026	22,656	24,706	2	(7)

Retained earnings	25,316	24,570	25,258	3	0

Treasury shares, at cost	(552)	(93)	(856)	494	(36)

Accumulated other comprehensive income	(14,555)	(13,092)	(11,638)	11	25

Total shareholders' equity	33,282	34,088	37,517	(2)	(11)

Goodwill	(8,585)	(8,874)	(9,267)	(3)	(7)

Other intangible assets	(312)	(340)	(328)	(8)	(5)

Tangible shareholders' equity [1]	24,385	24,874	27,922	(2)	(13)

Book value per share outstanding (CHF)

Total book value per share	28.35	28.78	32.09	(1)	(12)

Goodwill per share	(7.31)	(7.49)	(7.93)	(2)	(8)

Other intangible assets per share	(0.27)	(0.29)	(0.28)	(7)	(4)

Tangible book value per share	20.77	21.00	23.88	(1)	(13)

1 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Our total shareholders’ equity decreased CHF 0.8 billion to CHF 33.3 billion as of the end of 4Q10 from CHF 34.1 billion as of the end of 3Q10. The decrease in total shareholders’ equity reflected a decrease in other comprehensive income due to the significant adverse impact of foreign exchange-related movements on cumulative translation adjustments of CHF 1.3 billion and a change in pension actuarial assumptions of CHF 148 million, partially offset by net income in 4Q10 and the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans).

Our total shareholders’ equity decreased CHF 4.2 billion from the end of 2009 to CHF 33.3 billion as of the end of 2010. The decrease in total shareholders’ equity reflected a decrease in other comprehensive income, due to the significant adverse impact of foreign exchange-related movements on cumulative translation adjustments, the cash dividend for 2009, the reduction in retained earnings as a result of the consolidation of Alpine Securitization Corp. on January 1, 2010 under new US GAAP rules and the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans), partially offset by net income. For further information on shareholders’ equity, refer to the Consolidated statements of changes in equity (unaudited) in V – Condensed consolidated financial statements – unaudited.

Regulatory developments and proposals
In April 2010, we agreed on revised liquidity principles with FINMA, following its consultation with the SNB, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of 2Q10. For more information on the liquidity principles with FINMA and the liquidity standards under the BCBS Basel III framework, refer to Liquidity and funding management.

In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and the liquidity standards. The framework is designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. The BCBS agreement was adopted by the G-20 nations in November 2010. Each G-20 nation will now need to implement the rules, and stricter requirements may be adopted by any G-20 nation.

Under Basel III, the minimum tier 1 common equity ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This tier 1 common equity ratio will have certain regulatory deductions or other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018 including deduction of deferred tax assets for tax-loss carryforwards and adjustments for unfunded pension liabilities. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% tier 1 common equity requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The new capital conservation buffer will be phased in from January 1, 2016 through January 1, 2019.

Basel III also provides for a countercyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed only rarely by national regulatory authorities based on credit exposure and certain other circumstances. Both the amount and the implementation of the countercyclical buffer require action by national regulatory authorities.

Most capital instruments that no longer meet the stricter criteria for inclusion in tier 1 common equity will be excluded beginning January 1, 2013. Capital instruments that no longer qualify as non-common tier 1 capital or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out.

In early October 2010, the Expert Commission appointed by the Swiss Federal Council released its report with recommendations on how to address the “Too Big to Fail” issues relating to big banks. The recommendations include capital and liquidity requirements and proposals regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The recommendations on capital requirements build on Basel III, but go beyond its minimum standards and the current “Swiss finish”. In December 2010, the Swiss Federal Council made a submission for legislative proposals to amend the Banking Act in 2011 based on a report by the Expert Commission. The consultation period will last until March 23, 2011. The Swiss Parliament is expected to adopt many of the recommendations into law in 2011.

The Expert Commission proposes to add a capital buffer to the Basel III minimum requirements equal to 8.5% of RWAs, which would consist of at least 5.5% in the form of common equity and up to 3% in the form of contingent capital with a high trigger. A high trigger means the bonds could be required to convert into common equity in the event the common equity tier 1 ratio falls below an agreed threshold. The Expert Commission also proposes to add a progressive capital component equal to 6% of RWAs, which could consist entirely of contingent capital with lower triggers or other qualifying instruments. The qualifying terms of contingent capital would need to be determined by FINMA in accordance with Swiss law.

The Expert Commission recommended that the Swiss capital requirements track the phase-in of the Basel III requirements. If enacted into law, the Bank and the Group would be required to have common equity of at least 10% of RWAs and contingent capital or other qualifying capital of another 9% of RWAs by January 1, 2019. These recommended requirements may change depending on the market share and size of the big banks and the terms of the requirements enacted into law by the Swiss Parliament. Assuming the Expert Commission’s recommendations become law, Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing contingent capital or other instruments that qualify for the buffer and progressive capital components.

In June 2010, the BCBS announced its decision to postpone the implementation of the revisions to the Basel II market risk framework to no later than December 31, 2011. On November 10, 2010, the Swiss Federal Council decided to follow the proposal of FINMA and implement the revisions to the Basel II market risk framework for FINMA regulatory capital purposes by the original implementation date of January 2011. The implementation of the Basel II.5 revisions for BIS purposes would have increased our RWAs as of the end of 4Q10 by approximately CHF 29 billion and reduced tier 1 capital as of the end of 4Q10 by approximately CHF 2.5 billion, resulting in a tier 1 capital ratio under Basel II.5 of 14.2% on January 1, 2011. We expect the combined Basel II.5 and Basel III revisions to increase our RWAs to approximately CHF 400 billion on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing RWAs by approximately CHF 50 to 70 billion in exit businesses, structured products, emerging markets and derivatives.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 4Q10, we made a number of enhancements to the position risk methodology for risk management purposes. For further information refer to Risk management – Economic capital and position risk. For capital management purposes, the impact of the position risk enhancements was partially mitigated by a reduction within other risks of the estimate for the impact of planned methodology changes. In addition, we now reflect within other risks the economic benefit that arises in a crisis on our short equity position in own shares as a result of deferred share-based compensation awards. Prior periods have been restated for methodology changes in order to show meaningful trends. The total impact of these methodology changes on 3Q10 economic capital was a decrease of CHF 959 million, or 3%.

There are a number of other planned revisions to Basel II market risk over the coming years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes. We are assessing further implications of the BCBS proposals on the economic capital framework. For further information, refer to I – Credit Suisse results – Core Results – Regulatory proposals and developments.

Utilized economic capital trends
In 4Q10, our utilized economic capital decreased 4%. Excluding the US dollar translation impact, utilized economic capital decreased 1%.
For Private Banking, utilized economic capital decreased 6% due to the reduction within other risks of the estimate for the impact of planned methodology changes, and lower position risk in private banking corporate & retail lending, due to updated loan default and recovery parameters reflecting improved economic conditions.

For Investment Banking, utilized economic capital decreased 2%. Excluding the US dollar translation impact, utilized economic capital increased 1%, primarily due to higher position risks in real estate & structured assets and increases within other risks. Other risks increased due to higher estimate for the impact of planned methodology changes and lower economic benefits in relation to our deferred share-based compensation awards.

For Asset Management, utilized economic capital decreased 8%, primarily due to a decline in equity trading & investments position risks from lower private equity exposures. Excluding the US dollar translation impact, utilized economic capital decreased 6%.

For Corporate Center, utilized economic capital decreased in 4Q10 due to the allocation of certain fixed income positions to the businesses.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio increased to 140% in 4Q10 from 135% in 3Q10, primarily reflecting lower utilized economic capital, partially offset by lower economic capital resources due to lower tier 1 capital. Our coverage ratio is within our target band of 110% to 140%.

Economic capital

	in / end of				% change

	4Q10		3Q10	4Q09	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	37,725		37,928	36,207	(1)	4

Economic adjustments [1]	3,223		3,126	3,898	3	(17)

Economic capital resources	40,948		41,054	40,105	0	2

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,783		22,221	22,921	(6)	(9)

Operational risk	2,936		2,872	2,812	2	4

Other risks [2]	5,578		5,351	4,620	4	21

Utilized economic capital	29,297		30,444	30,353	(4)	(3)

Economic capital coverage ratio (%)

Economic capital coverage ratio	139.8		134.9	132.1	–	–

Utilized economic capital by segment (CHF million)

Private Banking	6,373		6,806	6,145	(6)	4

Investment Banking	18,572		18,961	19,644	(2)	(5)

Asset Management	3,276		3,577	3,329	(8)	(2)

Corporate Center [3]	1,092		1,120	1,251	(3)	(13)

Utilized economic capital - Credit Suisse	29,297	[4]	30,444	30,353	(4)	(3)

Average utilized economic capital by segment (CHF million)

Private Banking	6,590		6,857	6,140	(4)	7

Investment Banking	18,766		20,883	19,446	(10)	(3)

Asset Management	3,426		3,595	3,358	(5)	2

Corporate Center [3]	1,106		982	1,250	13	(12)

Average utilized economic capital - Credit Suisse	29,871	[5]	32,298	30,177	(8)	(1)

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1 Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2011. 3 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 16 million. 5 Includes a diversification benefit of CHF 17 million.

Risk management
Our overall position risk decreased 6% in 4Q10. Excluding the US dollar translation impact, position risk decreased 3%. Average risk management VaR decreased 11% to CHF 103 million, and decreased 6% in US dollar terms. Period-end risk management VaR decreased 35% to CHF 87 million.

Economic capital and position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. In 4Q10, a number of enhancements to the position risk methodology for risk management purposes were made to emerging markets and private banking corporate & retail lending. For emerging market exposures, we have made fundamental changes to the position risk modeling. Previously, all emerging market exposures and associated risks were modeled in a separate emerging markets risk category capturing market risk and country event risk. We now calculate and report these risks in their respective position risk categories (e.g., fixed income trading). We continue to report separately position risk for emerging markets, which captures country event risks, such as sovereign default risk. The changes to private banking corporate & retail lending reflected an increase in the granularity of the credit parameters (e.g., default rate volatilities) applied in the calculation and increases to the severity of spread shocks for loans, reflecting observations over the market crisis. Prior periods have been restated for methodology changes in order to show meaningful trends. The total impact of 4Q10 methodology changes on 3Q10 position risk was an increase of CHF 212 million, or 2%.

Position risk

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,424	2,857	3,090	(15)	(22)

Equity trading & investments	2,363	2,626	2,839	(10)	(17)

Private banking corporate & retail lending	2,072	2,191	2,284	(5)	(9)

International lending & counterparty exposures	4,255	4,493	4,512	(5)	(6)

Emerging markets country event risk	632	522	512	21	23

Real estate & structured assets [2]	2,597	2,509	2,473	4	5

Simple sum across risk categories	14,343	15,198	15,710	(6)	(9)

Diversification benefit	(2,692)	(2,742)	(2,803)	(2)	(4)

Position risk (99% confidence level for risk management purposes)	11,651	12,456	12,907	(6)	(10)

Position risk (99.97% confidence level for capital management purposes)	20,783	22,221	22,921	(6)	(9)

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate, ABS exposure, real estate acquired at auction and real estate fund investments.

Key position risk trends
Position risk for risk management purposes at the end of 4Q10 decreased 6% compared to the end of 3Q10, largely due to the US dollar translation impact. Excluding the US dollar translation impact, position risk decreased 3% across most areas. Fixed income trading decreased due to a reduction in foreign exchange and interest rate exposures. Equity trading & investments decreased due to lower traded equity positions and private equity exposures. Private banking corporate & retail lending position risks decreased due to updated loan default and recovery parameters reflecting improved economic conditions. International lending & counterparty exposures were flat excluding the US dollar translation impact. Emerging markets country event risk increased due to higher foreign exchange exposures in Latin America and higher loan exposures in Asia. Real estate & structured assets position risks increased mainly due to lower RMBS hedges.

Compared to the end of 4Q09, position risk for risk management purposes decreased 10%. Excluding the US dollar translation impact, position risk decreased 2%. In addition to the US dollar translation impact, fixed income trading decreased following a reduction in credit spread exposures, partially offset by higher foreign exchange exposures. Equity trading & investments decreased mainly due to lower traded equity derivative exposures, and private banking corporate & retail lending declined due to updated loan default and recovery parameters reflecting improved economic conditions. These reductions were partially offset by increases in real estate & structured assets, due to higher residential real estate loan exposures, international lending & counterparty exposures, due to higher loan and derivative exposures in Investment Banking, and emerging markets country event risk, due to higher foreign exchange exposures in Latin America and higher loan exposures in Asia.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.

Risk management VaR adjusts VaR in cases where short-term market volatility over a six-month period is different than long-term volatility in a three-year dataset. We believe this makes VaR a more useful risk management tool and one that better reflects short-term market volatility. We have approval from FINMA to use this VaR methodology for risk management purposes. For market risk regulatory capital, we continued to use a scaled VaR methodology, referred to as regulatory VaR, which adjusts VaR in cases where short-term market volatility is higher than long-term volatility in a three-year dataset.

For both risk management VaR and regulatory VaR, we present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 99% VaR

	Risk Management VaR							Regulatory VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

4Q10 (CHF million)

Average	107	19	16	25	(64)		103	137

Minimum	81	6	8	9	–	[1]	72	103

Maximum	124	46	28	55	–	[1]	151	205

End of period	95	21	10	18	(57)		87	124

3Q10 (CHF million)

Average	123	25	10	24	(66)		116	145

Minimum	110	7	7	12	–	[1]	96	121

Maximum	139	73	18	51	–	[1]	139	171

End of period	127	27	18	25	(64)		133	159

4Q09 (CHF million)

Average	128	9	18	37	(95)		97	116

Minimum	104	5	14	16	–	[1]	82	95

Maximum	148	15	24	68	–	[1]	118	147

End of period	116	5	17	41	(75)		104	131

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average risk management VaR during 4Q10 decreased 11% to CHF 103 million from 3Q10. In US dollars, average risk management VaR during 4Q10 was down 6% compared to 3Q10, reflecting lower risk in interest rates and credit products in the second half of the quarter, offset by the introduction of an enhanced credit spread VaR methodology for emerging markets that better reflects the behavior of credit spreads during stressed market conditions and improves the capturing of basis risks. Average risk management VaR in Swiss francs increased 6% from 4Q09.

Period-end risk management VaR as of the end of 4Q10 decreased 35% to CHF 87 million from the end of 3Q10, and decreased 16% from the end of 4Q09. In US dollars, period-end risk management VaR decreased 32% from the end of 3Q10, and decreased 8% from the end of 4Q09. The decrease in period-end risk management VaR from 3Q10 reflected decreased interest rate, credit products and equity exposures combined with reductions in short-term volatility.

The total impact of the 4Q10 credit spread methodology changes on 3Q10 average risk management VaR would have been an increase of 4% from CHF 116 million to CHF 121 million.
In 4Q10, average regulatory VaR was CHF 137 million, a decrease of 6% from 3Q10. In US dollars, average regulatory VaR during 4Q10 was unchanged compared to 3Q10. Average regulatory VaR in Swiss francs increased 18% from 4Q09, reflecting increased risk in support of our client flow businesses across fixed income, including RMBS activity, and decreased diversification benefit.

Period-end regulatory VaR as of the end of 4Q10 decreased 22% to CHF 124 million from the end of 3Q10, and decreased 5% from the end of 4Q09. The decline primarily reflected decreased risk in interest rates, credit products and equity exposure. In US dollars, period-end regulatory VaR decreased 19% from the end of 3Q10, and increased 5% from the end of 4Q09.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no regulatory VaR backtesting exceptions during 4Q10. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 4Q10, 3Q10 and 4Q09. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 8.5 million as of the end of 4Q10, compared to a valuation increase of CHF 6.8 million as of the end of 3Q10.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2009. For further information on counterparty credit risk, refer to Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

We believe our risk-based credit exposure to Portugal, Italy, Ireland, Greece and Spain was not material to our financial condition as of the end of 4Q10.
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Balance sheet (CHF million)

Gross loans	219,891	223,806	238,600	(2)	(8)

Loans held-for-sale	24,925	28,033	14,287	(11)	74

Traded loans	4,346	4,744	5,249	(8)	(17)

Derivative instruments [1]	50,477	62,333	57,153	(19)	(12)

Total balance sheet	299,639	318,916	315,289	(6)	(5)

Off-balance sheet (CHF million)

Loan commitments [2]	209,553	220,009	228,484	(5)	(8)

Credit guarantees and similar instruments	7,408	8,056	8,067	(8)	(8)

Irrevocable commitments under documentary credits	4,551	4,173	4,583	9	(1)

Total off-balance sheet	221,512	232,238	241,134	(5)	(8)

Total credit risk	521,151	551,154	556,423	(5)	(6)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 136,533 million, CHF 137,806 million, and CHF 148,074 million of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 4Q10, 3Q10, and 4Q09, respectively.

Loan exposure
Compared to the end of 3Q10, gross loans decreased 2% to CHF 219.9 billion. In Private Banking, gross loans of CHF 183.7 billion were stable both in consumer loans and in corporate and institutional loans. In consumer loans, a slight decrease in loans collateralized by securities was mostly offset by an increase in consumer finance. In corporate and institutional loans, an increase in commercial and industrial loans in commodity wholesale trading relating to commercial clients in Switzerland was offset by lower loans to financial institutions and to the real estate sector. Gross loans in Investment Banking decreased 9% to CHF 36.2 billion, partially due to the US dollar translation impact. Excluding the US dollar translation impact, the reduction was driven by declines in loan exposures to governments and public institutions and commercial and industrial clients, primarily from repayments of loans in Portugal and emerging markets, partially offset by higher loans to financial institutions.

Gross impaired loans increased 2% to CHF 1.9 billion, as an increase of 4% in Private Banking, mainly due to downgrades in certain counterparty credit ratings, was partially offset by a decline of 5% in Investment Banking, primarily due to the US dollar translation impact. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including CDS.

We recorded a net release of provision for credit losses of CHF 23 million in 4Q10, compared to a net release of CHF 26 million in 3Q10, as a net release of provision of CHF 27 million in Investment Banking was partially offset by a net new provision of CHF 4 million in Private Banking. For further information refer to II – Results by division – Private Banking and Investment Banking.

Compared to the end of 4Q09, gross loans decreased 8%, as a significant decrease in Investment Banking was partially offset by an increase in Private Banking. In Investment Banking, in addition to the US dollar translation impact, we had a strong decrease in loans to financial institutions and in commercial and industrial loans. The increase of gross loans of 4% in Private Banking was primarily due to higher exposures in consumer loans collateralized by securities and in commercial and industrial loans. Gross impaired loans decreased CHF 434 million, or 19%, driven by lower non-performing loans and potential problem loans, mainly in Investment Banking.

Loans

	Private Banking						Investment Banking			Credit Suisse			[1]

end of	4Q10		3Q10		4Q09		4Q10	3Q10	4Q09	4Q10	3Q10	4Q09

Loans (CHF million)

Mortgages	84,625		84,449		82,642		0	0	0	84,625	84,449	82,642

Loans collateralized by securities	24,552		25,432		21,778		0	0	0	24,552	25,432	21,778

Consumer finance	5,026		4,475		4,269		682	875	1,033	5,708	5,350	5,302

Consumer loans	114,203		114,356		108,689		682	875	1,033	114,885	115,231	109,722

Real estate	21,209		21,911		21,648		2,153	2,091	3,410	23,362	24,002	25,058

Commercial and industrial loans	39,812		38,021		37,081		14,861	17,061	22,535	54,673	55,083	59,616

Financial institutions	7,309		8,419		8,373		17,463	17,117	30,637	24,764	25,541	39,006

Governments and public institutions	1,131		1,132		1,134		1,076	2,817	4,064	2,207	3,949	5,198

Corporate and institutional loans	69,461	[2]	69,483	[2]	68,236	[2]	35,553	39,086	60,646	105,006	108,575	128,878

Gross loans	183,664		183,839		176,925		36,235	39,961	61,679	219,891	223,806	238,600

of which held at fair value	–		–		–		18,552	21,329	36,246	18,552	21,329	36,246

Net (unearned income) / deferred expenses	(2)		(2)		21		(30)	(35)	(46)	(32)	(37)	(25)

Allowance for loan losses [3]	(782)		(822)		(937)		(235)	(287)	(458)	(1,017)	(1,109)	(1,395)

Net loans	182,880		183,015		176,009		35,970	39,639	61,175	218,842	222,660	237,180

Impaired loans (CHF million)

Non-performing loans	626		595		676		335	360	621	961	955	1,297

Non-interest-earning loans	321		349		336		19	19	0	340	368	336

Total non-performing and non-interest-earning loans	947		944		1,012		354	379	621	1,301	1,323	1,633

Restructured loans	4		0		0		48	53	6	52	53	6

Potential problem loans	397		348		448		113	108	210	510	456	658

Total other impaired loans	401		348		448		161	161	216	562	509	664

Gross impaired loans [3]	1,348		1,292		1,460		515	540	837	1,863	1,832	2,297

of which loans with a specific allowance	1,164		1,143		1,141		487	512	805	1,651	1,655	1,946

of which loans without a specific allowance	184		149		319		28	28	32	212	177	351

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	822		883		917		287	370	517	1,109	1,253	1,434

Net movements recognized in statements of operations	4		(9)		24		(41)	(30)	(37)	(37)	(39)	(13)

Gross write-offs	(47)		(48)		(36)		(3)	(20)	(21)	(50)	(68)	(57)

Recoveries	12		8		9		3	7	0	15	15	9

Net write-offs	(35)		(40)		(27)		0	(13)	(21)	(35)	(53)	(48)

Provisions for interest	1		1		(3)		2	(5)	5	3	(4)	2

Foreign currency translation impact and other adjustments, net	(10)		(13)		26		(13)	(35)	(6)	(23)	(48)	20

Balance at end of period [3]	782		822		937		235	287	458	1,017	1,109	1,395

of which individually evaluated for impairment	585		599		704		164	169	280	749	768	984

of which collectively evaluated for impairment	197		223		233		71	118	178	268	341	411

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.5		0.6		2.0	2.0	2.4	0.6	0.7	0.8

Gross impaired loans / Gross loans [4]	0.7		0.7		0.8		2.9	2.9	3.3	0.9	0.9	1.1

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	82.6		87.1		92.6		66.4	75.7	73.8	78.2	83.8	85.4

Allowance for loan losses / Gross impaired loans [3]	58.0		63.6		64.2		45.6	53.1	54.7	54.6	60.5	60.7

1 Includes Asset Management and Corporate Center. 2 Of which CHF 47,912 million, CHF 48,758 million and CHF 47,597 million were secured by financial collateral and mortgages at the end of 4Q10, 3Q10 and 4Q09, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	5,631	6,037	5,249	(7)	7	25,533	25,288	1

Interest expense	(3,955)	(4,321)	(3,335)	(8)	19	(18,992)	(18,397)	3

Net interest income	1,676	1,716	1,914	(2)	(12)	6,541	6,891	(5)

Commissions and fees	3,827	3,258	3,942	17	(3)	14,078	13,750	2

Trading revenues	1,315	943	548	39	140	9,338	12,151	(23)

Other revenues	450	649	311	(31)	45	1,429	502	185

Net revenues	7,268	6,566	6,715	11	8	31,386	33,294	(6)

Provision for credit losses	(23)	(26)	(40)	(12)	(43)	(79)	506	–

Compensation and benefits	3,371	3,355	2,467	0	37	14,599	15,013	(3)

General and administrative expenses	1,743	1,752	2,298	(1)	(24)	7,231	7,701	(6)

Commission expenses	575	484	530	19	8	2,148	1,997	8

Total other operating expenses	2,318	2,236	2,828	4	(18)	9,379	9,698	(3)

Total operating expenses	5,689	5,591	5,295	2	7	23,978	24,711	(3)

Income from continuing operations before taxes	1,602	1,001	1,460	60	10	7,487	8,077	(7)

Income tax expense	405	117	461	246	(12)	1,548	1,835	(16)

Income from continuing operations	1,197	884	999	35	20	5,939	6,242	(5)

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	(19)	169	–

Net income	1,197	884	999	35	20	5,920	6,411	(8)

Less net income/(loss) attributable to noncontrolling interests	356	275	206	29	73	822	(313)	–

Net income attributable to shareholders	841	609	793	38	6	5,098	6,724	(24)

of which from continuing operations	841	609	793	38	6	5,117	6,555	(22)

of which from discontinued operations	0	0	0	–	–	(19)	169	–

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	0.59	0.48	0.59	23	–	3.93	5.14	(24)

Basic earnings per share from discontinued operations	0.00	0.00	0.00	–	–	(0.02)	0.14	–

Basic earnings per share	0.59	0.48	0.59	23	–	3.91	5.28	(26)

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	0.59	0.48	0.56	23	5	3.91	5.01	(22)

Diluted earnings per share from discontinued operations	0.00	0.00	0.00	–	–	(0.02)	0.13	–

Diluted earnings per share	0.59	0.48	0.56	23	5	3.89	5.14	(24)

Consolidated balance sheets (unaudited)

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Assets (CHF million)

Cash and due from banks	65,467	49,377	51,857	33	26

of which reported from consolidated VIEs	1,432	1,441	–	(1)	–

Interest-bearing deposits with banks	1,524	1,656	1,177	(8)	29

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	220,443	225,630	209,499	(2)	5

of which reported at fair value	136,906	129,701	128,303	6	7

Securities received as collateral, at fair value	42,147	44,412	37,516	(5)	12

of which encumbered	21,352	24,348	27,816	(12)	(23)

Trading assets, at fair value	324,704	348,033	332,238	(7)	(2)

of which encumbered	87,723	98,784	112,994	(11)	(22)

of which reported from consolidated VIEs	8,717	8,305	–	5	–

Investment securities	8,397	8,980	11,232	(6)	(25)

of which reported at fair value	7,945	8,614	10,793	(8)	(26)

of which reported from consolidated VIEs	72	209	–	(66)	–

Other investments	16,482	17,104	23,993	(4)	(31)

of which reported at fair value	13,448	14,800	21,126	(9)	(36)

of which reported from consolidated VIEs	2,334	2,580	–	(10)	–

Net loans	218,842	222,660	237,180	(2)	(8)

of which reported at fair value	18,552	21,329	36,246	(13)	(49)

of which encumbered	783	788	1,105	(1)	(29)

of which reported from consolidated VIEs	3,745	5,643	–	(34)	–

allowance for loan losses	(1,017)	(1,109)	(1,395)	(8)	(27)

Premises and equipment	6,725	6,621	6,436	2	4

of which reported from consolidated VIEs	72	62	–	16	–

Goodwill	8,585	8,874	9,267	(3)	(7)

Other intangible assets	312	340	328	(8)	(5)

of which reported at fair value	66	78	30	(15)	120

Brokerage receivables	38,769	46,493	41,960	(17)	(8)

Other assets	79,585	87,156	68,744	(9)	16

of which reported at fair value	39,470	43,440	29,125	(9)	36

of which encumbered	2,388	2,471	3,262	(3)	(27)

of which reported from consolidated VIEs	19,570	17,556	–	11	–

Assets of discontinued operations held-for-sale	23	52	0	(56)	–

Total assets	1,032,005	1,067,388	1,031,427	(3)	0

Consolidated balance sheets (unaudited) (continued)

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Liabilities and equity (CHF million)

Due to banks	37,493	32,430	36,214	16	4

of which reported at fair value	3,444	3,804	4,695	(9)	(27)

Customer deposits	287,564	278,128	286,694	3	0

of which reported at fair value	3,537	3,544	2,676	0	32

of which reported from consolidated VIEs	54	37	–	46	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	198,373	191,687	(15)	(12)

of which reported at fair value	123,697	134,691	122,136	(8)	1

Obligation to return securities received as collateral, at fair value	42,147	44,412	37,516	(5)	12

Trading liabilities, at fair value	133,997	140,948	133,481	(5)	0

of which reported from consolidated VIEs	188	191	–	(2)	–

Short-term borrowings	21,683	10,460	7,645	107	184

of which reported at fair value	3,308	2,909	3,383	14	(2)

of which reported from consolidated VIEs	4,333	4,061	–	7	–

Long-term debt	173,752	178,780	159,365	(3)	9

of which reported at fair value	83,692	85,551	74,513	(2)	12

of which reported from consolidated VIEs	19,739	19,300	–	2	–

Brokerage payables	61,746	69,907	58,965	(12)	5

Other liabilities	62,214	69,275	71,532	(10)	(13)

of which reported at fair value	29,185	31,491	30,389	(7)	(4)

of which reported from consolidated VIEs	840	1,579	–	(47)	–

Total liabilities	988,990	1,022,713	983,099	(3)	1

Common shares	47	47	47	0	0

Additional paid-in capital	23,026	22,656	24,706	2	(7)

Retained earnings	25,316	24,570	25,258	3	0

Treasury shares, at cost	(552)	(93)	(856)	494	(36)

Accumulated other comprehensive income/(loss)	(14,555)	(13,092)	(11,638)	11	25

Total shareholders' equity	33,282	34,088	37,517	(2)	(11)

Noncontrolling interests	9,733	10,587	10,811	(8)	(10)

Total equity	43,015	44,675	48,328	(4)	(11)

Total liabilities and equity	1,032,005	1,067,388	1,031,427	(3)	0

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,468.3	1,468.3	1,469.4	0	0

Issued shares (million)	1,186.1	1,186.1	1,185.4	0	0

Treasury shares (million)	(12.2)	(1.8)	(16.2)	–	(25)

Shares outstanding (million)	1,173.9	1,184.3	1,169.2	(1)	0

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

4Q10 (CHF million)

Balance at beginning of period	47	22,656	24,570	(93)	(13,092)	34,088	10,587		44,675	1,184,336,359	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(21)	–	–	–	(21)	(16)		(37)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–	–	–	–	–	(948)		(948)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–	–	–	48		48	–

Net income/(loss)	–	–	841	–	–	841	356		1,197	–

Gains/(losses) on cash flow hedges	–	–	–	–	(16)	(16)	–		(16)	–

Foreign currency translation	–	–	–	–	(1,294)	(1,294)	(291)		(1,585)	–

Unrealized gains/(losses) on securities	–	–	–	–	(35)	(35)	–		(35)	–

Actuarial gains/(losses)	–	–	–	–	(121)	(121)	–		(121)	–

Net prior service cost	–	–	–	–	3	3	–		3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,463)	(1,463)	(291)		(1,754)	–

Issuance of common shares	–	1	–	–	–	1	–		1	23,615

Sale of treasury shares	–	53	–	3,457	–	3,510	–		3,510	84,149,886

Repurchase of treasury shares	–	–	–	(3,943)	–	(3,943)	–		(3,943)	(95,166,551)

Share-based compensation, net of tax	–	308	–	27	–	335	2		337	602,756

Financial instruments indexed to own shares [4]	–	29	–	–	–	29	–		29	–

Cash dividends paid	–	–	(95)	–	–	(95)	(16)		(111)	–

Change in scope of consolidation, net	–	–	–	–	–	–	11	[5]	11	–

Balance at end of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[6]

1 At par value CHF 0.04 each, fully paid, net of 1,814,468 treasury shares. In addition to the treasury shares, a maximum of 282,182,273 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 Represents newly consolidated funds, partially offset by deconsolidated funds. 6 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

3Q10 (CHF million)

Balance at beginning of period	47	22,462	23,961	0	(10,837)	35,633	10,951	46,584	1,186,091,476

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	1	–	–	–	1	(7)	(6)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(501)	(501)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,661	1,661	–

Net income/(loss)	–	–	609	–	–	609	275	884	–

Gains/(losses) on cash flow hedges	–	–	–	–	19	19	–	19	–

Foreign currency translation	–	–	–	–	(2,305)	(2,305)	(863)	(3,168)	–

Unrealized gains/(losses) on securities	–	–	–	–	23	23	–	23	–

Actuarial gains/(losses)	–	–	–	–	4	4	–	4	–

Net prior service cost	–	–	–	–	4	4	–	4	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,255)	(2,255)	(863)	(3,118)	–

Issuance of common shares	–	(21)	–	–	–	(21)	–	(21)	59,351

Sale of treasury shares	–	4	–	6,336	–	6,340	–	6,340	139,075,243

Repurchase of treasury shares	–	–	–	(6,471)	–	(6,471)	–	(6,471)	(141,789,201)

Share-based compensation, net of tax	–	334	–	42	–	376	7	383	899,490

Financial instruments indexed to own shares	–	(124)	–	–	–	(124)	–	(124)	–

Cash dividends paid	–	–	–	–	–	–	(35)	(35)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(979)	(979)	–

Other	–	–	–	–	–	–	78	78	–

Balance at end of period	47	22,656	24,570	(93)	(13,092)	34,088	10,587	44,675	1,184,336,359

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

4Q09 (CHF million)

Balance at beginning of period	47	25,424	24,527	(641)	(11,166)	38,191	14,823	53,014	1,170,371,240

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(61)	(61)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	99	99	–

Net income/(loss)	–	–	793	–	–	793	206	999	–

Gains/(losses) on cash flow hedges	–	–	–	–	7	7	–	7	–

Foreign currency translation	–	–	–	–	(119)	(119)	(84)	(203)	–

Unrealized gains/(losses) on securities	–	–	–	–	(35)	(35)	–	(35)	–

Actuarial gains/(losses)	–	–	–	–	(362)	(362)	–	(362)	–

Net prior service cost	–	–	–	–	37	37	–	37	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(472)	(472)	(84)	(556)	–

Issuance of common shares	–	4	–	–	–	4	–	4	377,727

Sale of treasury shares	–	75	–	5,387	–	5,462	–	5,462	99,093,119

Repurchase of treasury shares	–	–	–	(6,302)	–	(6,302)	–	(6,302)	(114,395,540)

Share-based compensation, net of tax	–	(718)	–	700	–	(18)	–	(18)	13,764,349

Financial instruments indexed to own shares	–	(79)	–	–	–	(79)	–	(79)	–

Cash dividends paid	–	–	(62)	–	–	(62)	(9)	(71)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(4,168)	(4,168)	–

Other	–	–	–	–	–	–	5	5	–

Balance at end of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

2010 (CHF million)

Balance at beginning of period	47	24,706		25,258	(856)	(11,638)	37,517	10,811		48,328	1,169,210,895	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(20)		–	–	–	(20)	(37)		(57)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(2,059)		(2,059)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–		–	–	–	–	1		1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	1,907		1,907	–

Net income/(loss)	–	–		5,098	–	–	5,098	822		5,920	–

Cumulative effect of accounting changes, net of tax [4]	–	–		(2,384)	–	135	(2,249)	–		(2,249)	–

Gains/(losses) on cash flow hedges	–	–		–	–	8	8	–		8	–

Foreign currency translation	–	–		–	–	(2,835)	(2,835)	(744)		(3,579)	–

Unrealized gains/(losses) on securities	–	–		–	–	7	7	–		7	–

Actuarial gains/(losses)	–	–		–	–	(245)	(245)	–		(245)	–

Net prior service cost	–	–		–	–	13	13	–		13	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(3,052)	(3,052)	(744)		(3,796)	–

Issuance of common shares	–	9		–	–	–	9	–		9	804,260

Sale of treasury shares	–	19		–	24,730	–	24,749	–		24,749	526,878,697

Repurchase of treasury shares	–	–		–	(26,846)	–	(26,846)	–		(26,846)	(569,477,317)

Share-based compensation, net of tax	–	(1,593)	[5]	–	2,420	–	827	9		836	46,529,530

Financial instruments indexed to own shares [6]	–	(95)		–	–	–	(95)	–		(95)	–

Cash dividends paid	–	–		(2,656)	–	–	(2,656)	(144)		(2,800)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(911)	[7]	(911)	–

Other	–	–		–	–	–	–	78		78	–

Balance at end of period	47	23,026		25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[8]

1 At par value CHF 0.04 each, fully paid, net of 16,159,287 treasury shares. In addition to the treasury shares, a maximum of 284,076,649 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Represents the impact of the adoption in 1Q10 of new accounting rules governing when an entity is consolidated under US GAAP. 5 Includes a tax benefit of CHF 615 million from the excess fair value of shares delivered over recognized compensation expense. 6 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Represents primarily the impact from the spin-off of a real estate private equity fund in 3Q10. 8 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2009 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(7)	(7)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(379)	(379)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,124	1,124	–

Net income/(loss)	–	–	6,724	–	–	6,724	(313)	6,411	–

Gains/(losses) on cash flow hedges	–	–	–	–	104	104	–	104	–

Foreign currency translation	–	–	–	–	(559)	(559)	(209)	(768)	–

Unrealized gains/(losses) on securities	–	–	–	–	47	47	–	47	–

Actuarial gains/(losses)	–	–	–	–	(348)	(348)	–	(348)	–

Net prior service cost	–	–	–	–	57	57	–	57	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(699)	(699)	(209)	(908)	–

Issuance of common shares	–	17	–	–	–	17	–	17	734,529

Sale of treasury shares	–	223	–	17,434	–	17,657	–	17,657	387,910,385

Repurchase of treasury shares	–	–	–	(19,019)	–	(19,019)	–	(19,019)	(421,658,017)

Share-based compensation, net of tax	–	(551)	–	1,481	–	930	–	930	38,331,965

Financial instruments indexed to own shares	–	(188)	–	–	–	(188)	–	(188)	–

Cash dividends paid	–	–	(246)	–	–	(246)	(129)	(375)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(4,258)	(4,258)	–

Other	–	40	–	–	–	40	58	98	–

Balance at end of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Comprehensive income (unaudited)

	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Comprehensive income (CHF million)

Net income	1,197	884	999	35	20	5,920	6,411	(8)

Other comprehensive income/(loss), net of tax	(1,754)	(3,118)	(556)	(44)	215	(3,796)	(908)	318

Comprehensive income/(loss)	(557)	(2,234)	443	(75)	–	2,124	5,503	(61)

Comprehensive income/(loss) attributable to noncontrolling interests	65	(588)	122	–	(47)	78	(522)	–

Comprehensive income/(loss) attributable to shareholders	(622)	(1,646)	321	(62)	–	2,046	6,025	(66)

Consolidated statements of cash flows (unaudited)

	in		% change

	2010	2009	YoY

Operating activities of continuing operations (CHF million)

Net income	5,920	6,411	(8)

(Income)/loss from discontinued operations, net of tax	19	(169)	–

Income from continuing operations	5,939	6,242	(5)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,166	1,114	5

Provision for credit losses	(79)	506	–

Deferred tax provision	1,224	875	40

Share of net income from equity method investments	(105)	(29)	262

Trading assets and liabilities, net	(12,052)	(11,471)	5

(Increase)/decrease in other assets	4,258	27,189	(84)

Increase/(decrease) in other liabilities	4,155	(40,993)	–

Other, net	3,722	2,381	56

Total adjustments	2,289	(20,428)	–

Net cash provided by/(used in) operating activities of continuing operations	8,228	(14,186)	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(98)	726	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(27,518)	54,403	–

Purchase of investment securities	(2,752)	(2,189)	26

Proceeds from sale of investment securities	988	891	11

Maturities of investment securities	3,748	4,458	(16)

Investments in subsidiaries and other investments	(1,674)	(1,907)	(12)

Proceeds from sale of other investments	2,467	1,710	44

(Increase)/decrease in loans	3,970	4,166	(5)

Proceeds from sales of loans	817	992	(18)

Capital expenditures for premises and equipment and other intangible assets	(1,689)	(1,387)	22

Proceeds from sale of premises and equipment and other intangible assets	17	3	467

Other, net	275	205	34

Net cash provided by/(used in) investing activities of continuing operations	(21,449)	62,071	–

Consolidated statements of cash flows (unaudited) (continued)

	in		% change

	2010	2009	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	26,391	(29,090)	–

Increase/(decrease) in short-term borrowings	10,934	4,098	167

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,097)	(46,654)	(85)

Issuances of long-term debt	57,910	62,829	(8)

Repayments of long-term debt	(51,390)	(72,472)	(29)

Issuances of common shares	9	17	(47)

Sale of treasury shares	24,749	17,657	40

Repurchase of treasury shares	(26,846)	(19,019)	41

Dividends paid/capital repayments	(2,800)	(375)	–

Excess tax benefits related to share-based compensation	615	180	242

Other, net	553	(2,080)	–

Net cash provided by/(used in) financing activities of continuing operations	33,028	(84,909)	–

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(6,155)	(1,154)	433

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(42)	0	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	13,610	(38,178)	–

Cash and due from banks at beginning of period	51,857	90,035	(42)

Cash and due from banks at end of period	65,467	51,857	26

Supplemental cash flow information (unaudited)

	in		% change

	2010	2009	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,041	1,232	(16)

Cash paid for interest	19,012	19,459	(2)

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	869	(100)

Liabilities sold	0	799	(100)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2009, included in the Credit Suisse Annual Report 2009. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 3Q10 consolidated statements of operations and the 3Q10 consolidated balance sheet and consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification or ASC) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and superseded all existing non-SEC accounting and reporting standards. Under the Codification, the FASB does not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB instead issues Accounting Standards Updates (ASU), which serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. SEC rules and interpretive releases remain in force for SEC registrants.

The Codification was not intended to change US GAAP, but it changed the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements include references only to the Codification topics.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

ASC Topic 260 – Earnings Per Share
In June 2008, the FASB provided guidance for when certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method.

The Group adopted the guidance as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the guidance.
ASC Topic 310 – Receivables
In January 2011, the FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (ASU 2011-01), an update to Topic 310 – Receivables.

The amendment in ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20. ASU 2011-01 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to Topic 310 – Receivables.
The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures will help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses.

The disclosures as of the end of a reporting period are effective for the first interim or annual reporting period ending after December 15, 2010. The disclosures about activity that occurred during a reporting period will be effective for the first interim or annual reporting period beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such does not impact the Group’s financial position, results of operations or cash flows. The Group adopted ASU 2010-20 on December 31, 2010 and will provide the disclosures required under this ASU in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2010.

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset” (ASU 2010-18), an update to Topic 310 – Receivables.
As a result of this update, modifications of loans that are accounted for within a pool do not result in the removal of these loans from the pool even if the modifications of those loans would otherwise be considered a troubled debt restructuring. An entity is required to continue to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.

ASU 2010-18 was effective for the first interim or annual reporting period that began after July 15, 2010, with early adoption permitted. The adoption of ASU 2010-18 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 320 – Investments – Debt and Equity Securities
In April 2009, the FASB updated accounting guidance regarding recognition and presentation of other-than-temporary impairments. The update amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows. For further information, refer to Note 14 – Investment securities.

In April 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in the ASU regarding other-than-temporary impairments and retains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 805 – Business Combinations
In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB updated accounting guidance regarding business combinations to require an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values at the acquisition date.

The guidance also required substantial new disclosures and changed the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group adopted the guidance prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

ASC Topic 810 – Consolidation
In February 2010, the FASB issued ASU 2010-10, “Amendments for Certain Investment Funds” (ASU 2010-10), an update to Topic 810 – Consolidation. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement of Financial Accounting Standards (SFAS) No.167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply investment company accounting. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualified special purpose entities (QSPEs). An entity that qualifies for deferral will continue to be assessed under the overall guidance on the consolidation of VIEs in Subtopic 810-10 (before the SFAS 167 amendments) or other applicable consolidation guidance, such as the guidance for consolidation of partnerships in Subtopic 810-20. The amendments in ASU 2010-10 do not defer the disclosure requirements in the SFAS 167 amendments to Topic 810.

ASU 2010-10 was effective for annual reporting periods that began after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. The impact of adopting ASU 2010-10 on January 1, 2010 is included in the impacts below regarding the adoption of ASU 2009-17.

In January 2010, the FASB issued ASU 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, (ASU 2010-02). ASU 2010-02 provides amendments to Subtopic 810-10 to clarify the scope of the decrease in ownership provisions. The amendment also clarifies the transactions to which the decrease in ownership guidance in Subtopic 810-10 does not apply. ASU 2010-02 also expands the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within Subtopic 810-10.

The Group adopted the provisions of ASU 2010-02 retrospectively to January 1, 2009. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17). ASU 2009-17 was issued to update the Codification for the June 2009 issuance of SFAS 167. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.

ASU 2009-17 was effective for annual reporting periods that began after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter.
The adoption of ASU 2009-17 on January 1, 2010 resulted in an increase of CHF 15.0 billion to our consolidated balance sheet and a reduction in total shareholders’ equity of CHF 2.2 billion, net of tax. The consolidation of these entities did not have an impact on tier 1 capital or risk-weighted assets. For further information, refer to Note 24 – Transfers of financial assets and variable interest entities.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities became intercompany transactions and are eliminated.
In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.
The guidance requires the recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted the presentation and transaction guidance of the update as of January 1, 2009.
ASC Topic 815 – Derivatives and Hedging
In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASU 2010-11), an update to Topic 815 – Derivatives and Hedging. ASU 2010-11 provides clarification on the scope exception in Topic 815 to clarify the type of embedded credit derivatives that are exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption and it relates only to the subordination of one financial instrument to another.

ASU 2010-11 was effective for the first interim or annual reporting period that began after June 15, 2010 with early adoption permitted. The adoption of ASU 2010-11 on July 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In June 2008, the FASB issued guidance to require an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted the guidance as of January 1, 2009. Adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under the Codification; and iii) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

The ASU mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows when it was adopted as of January 1, 2009. For further information, refer to Note 22 – Derivatives and hedging activities.

ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods that began after December 15, 2009, except for the disclosures on purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. For further information, refer to Note 25 – Fair value of financial instruments.

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-12 is applicable to an investment that has the attributes defined by ASC 946, Financial Services – Investment Companies, but does not have a readily determinable fair value. For those investments that are within its scope, ASU 2009-12 permits, as a practical expedient, an entity to measure the fair value of an investment using net asset value (NAV) per share of the investment and also requires additional disclosures. ASU 2009-12 also provides guidance regarding classification within the fair value hierarchy.

ASU 2009-12 was effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 on December 31, 2009 did not have a material impact on the Group’s financial condition, results of operations, cash flows or net classification within the fair value hierarchy. For further information, refer to Note 25 – Fair value of financial instruments.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-5 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 was effective for the first reporting period beginning after issuance, however, early application was permitted. The adoption of ASU 2009-05 on October 1, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 825 – Financial Instruments
In April 2009, the FASB issued guidance to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The guidance was effective for interim reporting periods ending after June 15, 2009. The guidance mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 855 – Subsequent Events
In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09), an update to Topic 855 – Subsequent Events. ASU 2010-09 provides amendments as follows:

(i) an entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued;

(ii) an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated; and
(iii) the scope of the reissuance disclosure requirements is refined to include revised financial statements only.
ASU 2010-09 was effective upon issuance. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on:
(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfer of Financial Assets” (ASU 2009-16). ASU 2009-16 was issued to update the Codification for the June 2009 issuance of SFAS No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140”, which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 was effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim or annual reporting periods thereafter. This standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions are recognized as sales or secured financings for accounting purposes but does not change the economics of the underlying transactions. The adoption of ASU 2009-16 on January 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In February 2008, the FASB issued guidance regarding a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Note 2 Business developments
Acquisitions and divestitures
In 4Q10, Credit Suisse’s Asset Management division completed the transaction to acquire a significant noncontrolling interest in York Capital Management (York), a leading global hedge fund manager, based in New York. Under the terms of the transaction, Credit Suisse paid an initial USD 425 million (CHF 419 million) for its interest in York. The transaction also provides for earn-out payments based on five-year financial performance by York as well as non-compete arrangements for the chief executive officer, chief investment officer and other senior York principals.

As of November 17, 2010, Credit Suisse Group AG owned 99.95% of the share capital of Neue Aargauer Bank AG. Credit Suisse Group AG has applied for the cancellation of the remaining shares pursuant to Art. 33 of the Federal Act on Stock Exchanges and Securities Trading.

For further information on divestitures, refer to Note 3 – Discontinued operations.
Note 3 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen Asset Management (Aberdeen). The transaction was completed with the final closing on July 1, 2009. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, resulting in a total interest of 23.9%, with subsequent ownership changes reflected in continuing operations. Prior to this transaction, Aberdeen was an unrelated party to the Group. In 1Q10 and 3Q10, Aberdeen issued shares resulting in a reduction of our ownership percentage to 21.0% as of the end of 4Q10. As part of the sale of the traditional investments business, we purchased certain assets in the amount of CHF 114 million in 1Q10 in accordance with contractual obligations and recognized unrealized losses of CHF 19 million included in discontinued operations.

The results of operations of the business sold have been reflected in income from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations

	in			% change		in			% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009		YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	0	0	0	–	–	(19)	56		–

Total operating expenses	0	0	0	–	–	0	(167)		100

Income/(loss) from discontinued operations before taxes	0	0	0	–	–	(19)	(111)		(83)

Gain/(loss) on disposal	0	0	0	–	–	0	261	[1]	(100)

Income tax expense/(benefit)	0	0	0	–	–	0	(19)		100

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	(19)	169		–

1 Represents net gains from the deconsolidation of subsidiaries. The Group did not retain any investment in the former subsidiaries.

Note 4 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes

	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net revenues (CHF million)

Private Banking	2,914	2,826	3,000	3	(3)	11,631	11,662	0

Investment Banking	3,478	3,421	3,038	2	14	16,214	20,537	(21)

Asset Management	617	582	637	6	(3)	2,332	1,842	27

Corporate Center	(49)	(545)	(142)	(91)	(65)	448	(424)	–

Noncontrolling interests without significant economic interest	308	282	182	9	69	761	(323)	–

Net revenues	7,268	6,566	6,715	11	8	31,386	33,294	(6)

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	824	836	857	(1)	(4)	3,426	3,651	(6)

Investment Banking	558	395	1,030	41	(46)	3,531	6,845	(48)

Asset Management	180	135	159	33	13	503	35	–

Corporate Center	(255)	(613)	(701)	(58)	(64)	(660)	(1,948)	(66)

Noncontrolling interests without significant economic interest	295	248	115	19	157	687	(506)	–

Income from continuing operations before taxes	1,602	1,001	1,460	60	10	7,487	8,077	(7)

Total assets

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Total assets (CHF million)

Private Banking	337,496	351,731	345,488	(4)	(2)

Investment Banking	803,613	838,484	819,081	(4)	(2)

Asset Management	27,986	27,233	19,289	3	45

Corporate Center [1]	(143,945)	(157,877)	(161,826)	(9)	(11)

Noncontrolling interests without significant economic interest	6,855	7,817	9,395	(12)	(27)

Total assets	1,032,005	1,067,388	1,031,427	(3)	0

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 5 Net interest income
	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net interest income (CHF million)

Loans	1,262	1,289	1,456	(2)	(13)	5,268	6,275	(16)

Investment securities	26	20	35	30	(26)	95	243	(61)

Trading assets	2,879	3,138	2,804	(8)	3	14,056	13,333	5

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	700	758	512	(8)	37	2,666	3,079	(13)

Other	764	832	442	(8)	73	3,448	2,358	46

Interest and dividend income	5,631	6,037	5,249	(7)	7	25,533	25,288	1

Deposits	(407)	(428)	(519)	(5)	(22)	(1,601)	(2,970)	(46)

Short-term borrowings	(14)	(17)	(21)	(18)	(33)	(63)	(248)	(75)

Trading liabilities	(1,618)	(1,648)	(1,251)	(2)	29	(9,011)	(7,362)	22

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(366)	(555)	(323)	(34)	13	(1,637)	(2,261)	(28)

Long-term debt	(1,452)	(1,568)	(1,164)	(7)	25	(6,333)	(5,031)	26

Other	(98)	(105)	(57)	(7)	72	(347)	(525)	(34)

Interest expense	(3,955)	(4,321)	(3,335)	(8)	19	(18,992)	(18,397)	3

Net interest income	1,676	1,716	1,914	(2)	(12)	6,541	6,891	(5)

Note 6 Commissions and fees
	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Commissions and fees (CHF million)

Lending business	465	397	279	17	67	1,455	1,048	39

Investment and portfolio management	1,121	1,054	1,248	6	(10)	4,316	4,289	1

Other securities business	16	19	27	(16)	(41)	75	136	(45)

Fiduciary business	1,137	1,073	1,275	6	(11)	4,391	4,425	(1)

Underwriting	601	473	724	27	(17)	2,125	2,375	(11)

Brokerage	973	856	1,040	14	(6)	3,953	4,102	(4)

Underwriting and brokerage	1,574	1,329	1,764	18	(11)	6,078	6,477	(6)

Other services	651	459	624	42	4	2,154	1,800	20

Commissions and fees	3,827	3,258	3,942	17	(3)	14,078	13,750	2

Note 7 Trading revenues
	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Trading revenues (CHF million)

Interest rate products	1,038	1,518	634	(32)	64	5,866	9,850	(40)

Foreign exchange products	509	2	290	–	76	2,258	314	–

Equity/index-related products	172	(138)	(441)	–	–	2,211	4,427	(50)

Credit products	(680)	(930)	(110)	(27)	–	(1,644)	(3,971)	(59)

Commodity, emission and energy products	192	169	99	14	94	323	560	(42)

Other products	84	322	76	(74)	11	324	971	(67)

Trading revenues	1,315	943	548	39	140	9,338	12,151	(23)

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is value-at-risk. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Note 8 Other revenues
	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	304	273	110	11	176	737	(523)	–

Loans held-for-sale	(1)	(11)	(21)	(91)	(95)	(84)	(287)	(71)

Long-lived assets held-for-sale	(48)	(36)	(18)	33	167	(176)	24	–

Equity method investments	56	32	49	75	14	209	120	74

Other investments	22	234	31	(91)	(29)	170	549	(69)

Other	117	157	160	(25)	(27)	573	619	(7)

Other revenues	450	649	311	(31)	45	1,429	502	185

Note 9 Provision for credit losses
	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Provision for credit losses (CHF million)

Provision for loan losses	(37)	(39)	(13)	(5)	185	(93)	315	–

Provision for lending-related and other exposures	14	13	(27)	8	–	14	191	(93)

Provision for credit losses	(23)	(26)	(40)	(12)	(43)	(79)	506	–

Note 10 Compensation and benefits
	in			% change		in				% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010		2009		YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	2,994	3,018	2,136	(1)	40	12,481		13,412		(7)

Social security	175	187	213	(6)	(18)	928		1,015		(9)

Other	202	150	118	35	71	1,190	[1]	586	[1]	103

Compensation and benefits	3,371	3,355	2,467	0	37	14,599		15,013		(3)

1 Includes pension and other post-retirement expense of CHF 483 million and UK bonus tax of CHF 404 million in 2010 and pension and other post-retirement expense of CHF 347 million in 2009.

Note 11 General and administrative expenses
	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

General and administrative expenses (CHF million)

Occupancy expenses	307	289	298	6	3	1,191	1,190	0

IT, machinery, etc.	339	332	346	2	(2)	1,348	1,230	10

Provisions and losses	62	126	528	(51)	(88)	533	1,457	(63)

Travel and entertainment	121	110	148	10	(18)	473	448	6

Professional services	578	535	596	8	(3)	2,176	1,835	19

Amortization and impairment of other intangible assets	9	8	17	13	(47)	35	49	(29)

Other	327	352	365	(7)	(10)	1,475	1,492	(1)

General and administrative expenses	1,743	1,752	2,298	(1)	(24)	7,231	7,701	(6)

Note 12 Earnings per share
	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Net income attributable to shareholders (CHF million)

Income from continuing operations	841	609	793	38	6	5,117	6,555	(22)

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	(19)	169	–

Net income attributable to shareholders	841	609	793	38	6	5,098	6,724	(24)

Preferred securities dividends	(95)	–	(64)	–	48	(162)	(131)	24

Net income attributable to shareholders for basic earnings per share	746	609	729	22	2	4,936	6,593	(25)

Available for common shares	705	575	692	23	2	4,670	6,204	(25)

Available for unvested share-based payment awards	41	34	37	21	11	266	389	(32)

Net income attributable to shareholders for diluted earnings per share	746	609	729	22	2	4,936	6,593	(25)

Available for common shares	705	575	694	23	2	4,671	6,214	(25)

Available for unvested share-based payment awards	41	34	35	21	17	265	379	(30)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,186.5	1,190.6	1,174.5	0	1	1,194.8	1,174.2	2

Dilutive share options and warrants	6.3	5.4	7.1	17	(11)	5.9	6.3	(6)

Dilutive share awards	0.0	0.0	54.4	–	(100)	0.4	29.5	(99)

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,192.8	1,196.0	1,236.0	0	(3)	1,201.1	1,210.0	(1)

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	69.1	69.7	62.9	(1)	10	67.4	73.9	(9)

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	0.59	0.48	0.59	23	0	3.93	5.14	(24)

Basic earnings per share from discontinued operations	0.00	0.00	0.00	–	–	(0.02)	0.14	–

Basic earnings per share available for common shares	0.59	0.48	0.59	23	0	3.91	5.28	(26)

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	0.59	0.48	0.56	23	5	3.91	5.01	(22)

Diluted earnings per share from discontinued operations	0.00	0.00	0.00	–	–	(0.02)	0.13	–

Diluted earnings per share available for common shares	0.59	0.48	0.56	23	5	3.89	5.14	(24)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 55.6 million, 54.0 million, 56.3 million, 50.2 million and 57.3 million for 4Q10, 3Q10, 4Q09, 2010 and 2009, respectively.

Note 13 Trading assets and liabilities
	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Trading assets (CHF million)

Debt securities	154,555	179,978	159,415	(14)	(3)

Equity securities [1]	102,941	89,330	100,531	15	2

Derivative instruments [2]	47,744	58,709	55,131	(19)	(13)

Other	19,464	20,016	17,161	(3)	13

Trading assets	324,704	348,033	332,238	(7)	(2)

Trading liabilities (CHF million)

Short positions	76,094	77,918	76,946	(2)	(1)

Derivative instruments [2]	57,903	63,030	56,535	(8)	2

Trading liabilities	133,997	140,948	133,481	(5)	0

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	28,500	34,537	32,231	(17)	(12)

Receivables not netted [1]	14,987	16,498	16,025	(9)	(6)

Total	43,487	51,035	48,256	(15)	(10)

Cash collateral payables (CHF million)

Payables netted against derivative positions	29,238	35,352	28,808	(17)	1

Payables not netted [1]	14,428	18,918	18,905	(24)	(24)

Total	43,666	54,270	47,713	(20)	(8)

1 Recorded as cash collateral on derivative instruments in Note 16 - Other assets and other liabilities.

Note 14 Investment securities
end of	4Q10	4Q09	% change

Investment securities (CHF million)

Debt securities held-to-maturity	452	439	3

Securities available-for-sale	7,945	10,793	(26)

Total investment securities	8,397	11,232	(25)

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

4Q10 (CHF million)

Debt securities issued by foreign governments	452	0	0	452

Debt securities held-to-maturity	452	0	0	452

Debt securities issued by the Swiss federal, cantonal or local governmental entities	267	15	0	282

Debt securities issued by foreign governments	5,975	233	2	6,206

Corporate debt securities	969	19	4	984

Collateralized debt obligations	371	13	1	383

Debt securities available-for-sale	7,582	280	7	7,855

Banks, trust and insurance companies	69	10	0	79

Industry and all other	10	1	0	11

Equity securities available-for-sale	79	11	0	90

Securities available-for-sale	7,661	291	7	7,945

4Q09 (CHF million)

Debt securities issued by foreign governments	410	0	0	410

Other debt securities	29	0	0	29

Debt securities held-to-maturity	439	0	0	439

Debt securities issued by the Swiss federal, cantonal or local governmental entities	291	14	0	305

Debt securities issued by foreign governments	8,718	277	2	8,993

Corporate debt securities	975	21	7	989

Collateralized debt obligations	321	19	0	340

Other debt securities	59	0	0	59

Debt securities available-for-sale	10,364	331	9	10,686

Banks, trust and insurance companies	84	9	0	93

Industry and all other	13	1	0	14

Equity securities available-for-sale	97	10	0	107

Securities available-for-sale	10,461	341	9	10,793

Gross unrealized losses on investment securities and the related fair value

	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

4Q10 (CHF million)

Debt securities issued by foreign governments	88	2	0	0	88	2

Corporate debt securities	88	1	37	3	125	4

Collateralized debt obligation	64	1	0	0	64	1

Debt securities available-for-sale	240	4	37	3	277	7

4Q09 (CHF million)

Debt securities issued by foreign governments	203	1	29	1	232	2

Corporate debt securities	0	0	138	7	138	7

Debt securities available-for-sale	203	1	167	8	370	9

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities

	2010		2009

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	985	3	723	168

Realized gains	5	0	17	22

Realized losses	(11)	0	(14)	(1)

Amortized cost, fair value and average yield of debt securities

	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

4Q10 (CHF million)

Due within 1 year	452	452	0.00	1,299	1,305	2.12

Due from 1 to 5 years	0	0	–	5,580	5,825	3.68

Due from 5 to 10 years	0	0	–	555	573	2.66

Due after 10 years	0	0	–	148	152	3.99

Total debt securities	452	452	0.00	7,582	7,855	3.34

Note 15 Loans
	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Loans (CHF million)

Mortgages	84,625	84,449	82,642	0	2

Loans collateralized by securities	24,552	25,432	21,778	(3)	13

Consumer finance	5,708	5,350	5,302	7	8

Consumer loans	114,885	115,231	109,722	0	5

Real estate	23,362	24,002	25,058	(3)	(7)

Commercial and industrial loans	54,673	55,083	59,616	(1)	(8)

Financial institutions	24,764	25,541	39,006	(3)	(37)

Governments and public institutions	2,207	3,949	5,198	(44)	(58)

Corporate and institutional loans	105,006	108,575	128,878	(3)	(19)

Gross loans	219,891	223,806	238,600	(2)	(8)

of which held at amortized cost	201,339	202,477	202,354	(1)	(1)

of which held at fair value	18,552	21,329	36,246	(13)	(49)

Net (unearned income)/deferred expenses	(32)	(37)	(25)	(14)	28

Allowance for loan losses	(1,017)	(1,109)	(1,395)	(8)	(27)

Net loans	218,842	222,660	237,180	(2)	(8)

Gross loans by location (CHF million)

Switzerland	138,989	138,455	136,689	0	2

Foreign	80,902	85,351	101,911	(5)	(21)

Gross loans	219,891	223,806	238,600	(2)	(8)

Impaired loan portfolio (CHF million)

Non-performing loans	961	955	1,297	1	(26)

Non-interest-earning loans	340	368	336	(8)	1

Total non-performing and non-interest-earning loans	1,301	1,323	1,633	(2)	(20)

Restructured loans	52	53	6	(2)	–

Potential problem loans	510	456	658	12	(22)

Total other impaired loans	562	509	664	10	(15)

Gross impaired loans	1,863	1,832	2,297	2	(19)

Allowance for loan losses

	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,109	1,253	1,434	(11)	(23)	1,395	1,639	(15)

Net movements recognized in statements of operations	(37)	(39)	(13)	(5)	185	(93)	315	–

Gross write-offs	(50)	(68)	(57)	(26)	(12)	(294)	(674)	(56)

Recoveries	15	15	9	0	67	63	63	0

Net write-offs	(35)	(53)	(48)	(34)	(27)	(231)	(611)	(62)

Provisions for interest	3	(4)	2	–	50	2	43	(95)

Foreign currency translation impact and other adjustments, net	(23)	(48)	20	(52)	–	(56)	9	–

Balance at end of period	1,017	1,109	1,395	(8)	(27)	1,017	1,395	(27)

of which individually evaluated for impairment	749	768	984	(2)	(24)	749	984	(24)

of which collectively evaluated for impairment	268	341	411	(21)	(35)	268	411	(35)

Note 16 Other assets and other liabilities
	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	14,987	16,498	16,025	(9)	(6)

Cash collateral on non-derivative transactions	1,792	1,337	1,827	34	(2)

Derivative instruments used for hedging	2,733	3,623	2,022	(25)	35

Assets held-for-sale	26,886	29,638	14,570	(9)	85

of which loans	24,925	28,033	14,287	(11)	74

of which real estate	1,946	1,589	270	22	–

Interest and fees receivable	5,158	6,196	5,755	(17)	(10)

Deferred tax assets	9,417	9,882	9,137	(5)	3

Prepaid expenses	452	643	970	(30)	(53)

Failed purchases	1,279	1,117	172	15	–

Other	16,881	18,222	18,266	(7)	(8)

Other assets	79,585	87,156	68,744	(9)	16

Other liabilities (CHF million)

Cash collateral on derivative instruments	14,428	18,918	18,905	(24)	(24)

Cash collateral on non-derivative transactions	20	22	29	(9)	(31)

Derivative instruments used for hedging	1,203	1,506	1,198	(20)	0

Provisions [1]	1,724	1,758	1,770	(2)	(3)

of which off-balance sheet risk	552	567	603	(3)	(8)

Interest and fees payable	6,798	7,394	7,028	(8)	(3)

Current tax liabilities	1,137	1,076	1,519	6	(25)

Deferred tax liabilities	412	537	318	(23)	30

Failed sales	7,354	8,209	9,258	(10)	(21)

Other	29,138	29,855	31,507	(2)	(8)

Other liabilities	62,214	69,275	71,532	(10)	(13)

1 Includes provisions for bridge commitments.

Note 17 Long-term debt
	end of			% change

	4Q10	3Q10	4Q09	QoQ	YoY

Long-term debt (CHF million)

Senior	130,792	134,220	134,806	(3)	(3)

Subordinated	23,221	25,260	24,559	(8)	(5)

Nonrecourse liabilities from consolidated VIEs	19,739	19,300	–	2	–

Long-term debt	173,752	178,780	159,365	(3)	9

of which reported at fair value	83,692	85,551	74,513	(2)	12

Note 18 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

4Q10 (CHF million)

Balance at beginning of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

Increase/(decrease)	(3)	(1,294)	(35)	(148)	0	(1,480)

Decrease due to equity method investments	(3)	0	0	0	0	(3)

Reclassification adjustments, included in net income	(10)	0	0	27	3	20

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

3Q10 (CHF million)

Balance at beginning of period	(36)	(7,871)	129	(3,019)	(40)	(10,837)

Increase/(decrease)	26	(2,290)	23	(23)	0	(2,264)

Increase due to equity method investments	6	0	0	0	0	6

Reclassification adjustments, included in net income	(13)	(15)	0	27	4	3

Balance at end of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

4Q09 (CHF million)

Balance at beginning of period	(48)	(8,651)	145	(2,529)	(83)	(11,166)

Increase/(decrease)	3	(149)	(18)	(367)	30	(501)

Increase due to equity method investments	11	0	0	0	0	11

Reclassification adjustments, included in net income	(7)	30	(17)	5	7	18

Balance at end of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

2010 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	46	(2,822)	0	(338)	0	(3,114)

Decrease due to equity method investments	(15)	0	1	0	0	(14)

Reclassification adjustments, included in net income	(23)	(13)	6	93	13	76

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

2009 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	30	(609)	62	(368)	30	(855)

Increase due to equity method investments	87	0	0	0	0	87

Reclassification adjustments, included in net income	(13)	50	(15)	20	27	69

Balance at end of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Note 19 Tax
Effective tax rate

in	4Q10	3Q10	4Q09	2010	2009

Effective tax rate (%)

Effective tax rate	25.3	11.7	31.6	20.7	22.7

The 4Q10 effective tax rate was mainly impacted by the geographical mix of results. The effective tax rate also reflected an increase in the valuation allowance against deferred tax assets mainly in the UK and a decrease in deferred tax liability balances in Switzerland. Overall, net deferred tax assets decreased CHF 340 million to CHF 9,005 million as of the end of 4Q10. The reduction in net deferred tax assets primarily related to foreign exchange translation losses of CHF 367 million.

Net deferred tax assets

end of	4Q10	3Q10	Change

Net deferred tax assets (CHF million)

Net operating losses	5,521	5,867	(346)

Temporary differences	3,484	3,478	6

Net deferred tax assets	9,005	9,345	(340)

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 85 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the UK – 2003; and the US – 1999.

Note 20 Employee variable deferred compensation
Payment of variable deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, cash and share-based awards are solely at the discretion of senior management. For further information on cash and share-based awards and the related fair value assumptions, refer to Note 26 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

The Group has generally repurchased its own shares (Group shares) in the open market to satisfy obligations in connection with share-based compensation. The Group can also issue new shares out of available conditional capital.

Adjustable Performance Plan awards
The APP is a cash-based plan for managing directors and directors. APP awards were granted for the first time in January 2010 as part of 2009 variable compensation. The 2009 APP awards are subject to a three-year, pro-rata vesting schedule, subject to early retirement rules, and the final value of the APP awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments.

Scaled Incentive Share Unit
The Scaled Incentive Share Unit (SISU) plan is a share-based long-term incentive plan for managing directors and directors. SISUs were granted for the first time in January 2010 as part of 2009 variable compensation. SISUs are similar to Incentive Share Units (ISUs) except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares.

Scaled Incentive Share Unit activities

in	4Q10	2010

Number of awards (million)

Balance at beginning of period	20.6	0.0

Granted	0.0	21.1

Settled	0.0	(0.2)

Forfeited	(0.2)	(0.5)

Balance at end of period	20.4	20.4

of which vested	0.2	0.2

of which unvested	20.2	20.2

Incentive Share Unit
ISUs have been a component of share-based variable deferred compensation for all employees since 2006. For 2009, ISUs were used for the variable deferred compensation awards for employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price.

Incentive Share Unit activities

in	4Q10	4Q09	2010	2009

Number of awards (million)

Balance at beginning of period	38.1	61.5	41.5	59.8

Granted	0.0	0.0	6.0	26.4

Settled	0.0	(19.5)	(8.4)	(43.6)

Forfeited	(0.4)	(0.5)	(1.4)	(1.1)

Balance at end of period	37.7	41.5	37.7	41.5

of which vested	3.9	2.7	3.9	2.7

of which unvested	33.8	38.8	33.8	38.8

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received variable deferred compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs.

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted Performance Incentive Plan (PIP) share units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets (performance conditions); and ii) Group share price performance compared to predefined targets and relative to peers (market conditions). At grant, PIP II units were equivalent to a Group share price of CHF 72.00.

On March 31, 2010, the Group announced the determination of the number of Group shares for holders of PIP I units. In accordance with the terms of the plan, each outstanding PIP I unit entitled the holder to approximately 4.8 Group shares. The PIP I awards were settled on April 20, 2010.

Performance Incentive Plan activities

	4Q10		4Q09		2010		2009

in	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	-	6.2	11.9	6.2	11.9	6.4	12.2

Settled	0.0	-	0.0	0.0	0.0	(11.7)	0.0	0.0

Forfeited	0.0	-	0.0	0.0	(0.1)	(0.2)	(0.2)	(0.3)

Balance at end of period	6.1	-	6.2	11.9	6.1	0.0	6.2	11.9

of which vested	5.3	-	4.5	10.2	5.3	0.0	4.5	10.2

of which unvested	0.8	-	1.7	1.7	0.8	0.0	1.7	1.7

Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested over the first three months of 2009.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Other share-based awards
In prior years, the Group awarded four different types of other share-based awards: phantom shares, blocked shares, longevity premium awards and special awards. These awards entitle the holder to receive one Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and five years.

Special awards are generally shares, which may be granted to new employees. These special awards may contain vesting conditions, depending on the terms of employment.
Other share-based award activities

	4Q10		4Q09		2010		2009

in	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF

Other share-based award activities

Balance at beginning of period	16.0	45.71	15.4	45.98	15.5	45.67	20.8	61.83

Granted	2.3	40.58	1.4	55.83	7.2	45.38	8.3	40.37

Settled	(0.9)	51.32	(1.1)	58.47	(5.0)	48.43	(12.8)	69.07

Forfeited	(0.1)	56.70	(0.2)	44.65	(0.4)	51.65	(0.8)	53.33

Balance at end of period	17.3	43.86	15.5	45.67	17.3	43.86	15.5	45.67

of which vested	1.3	–	1.2	–	1.3	–	1.2	–

of which unvested	16.0	–	14.3	–	16.0	–	14.3	–

Other cash awards
Other cash awards consist of voluntary deferred compensation, arbitrage trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Compensation expense relating to variable deferred compensation

in	4Q10	3Q10	4Q09	2010	2009

Compensation expense (CHF million)

Adjustable Performance Plan awards	205	241	–	963	–

Scaled Incentive Share Units	128	131	–	561	–

Incentive Share Units	130	166	319	723	1,526

Cash Retention Awards	130	141	161	578	822

Performance Incentive Plan [1]	(2)	0	(4)	(1)	(21)

Partner Asset Facility [2]	64	20	48	45	629

Other share-based awards	86	81	84	294	331

Other cash awards	104	130	169	422	431

Total compensation expense relating to variable deferred compensation	845	910	777	3,585	3,718

Total shares delivered (million)

Total shares delivered	0.6	0.9	14.2	47.3	39.1

1 Includes claw backs. 2 Compensation expense represents the change in underlying fair value of the indexed assets during the period. Compensation expense in 2009 also included the vesting of the remaining 33.3% in 1Q09.

Additional information

end of	4Q10

Estimated unrecognized compensation expense (CHF million)

Adjustable Performance Plan awards	613

Scaled Incentive Share Units	782

Incentive Share Units	334

Other share-based awards	496

Total	2,225

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.6

Note 21 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 488 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2010. As of December 31, 2010, CHF 868 million of contributions have been made, including special contributions of CHF 199 million to the Swiss pension plans in 3Q10 and CHF 135 million to the UK pension plan in 4Q10.

Components of total pension costs

	in			% change		in		% change

	4Q10	3Q10	4Q09	QoQ	YoY	2010	2009	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	73	75	59	(3)	24	300	251	20

Interest costs on benefit obligation	150	149	151	1	(1)	596	609	(2)

Expected return on plan assets	(199)	(200)	(192)	(1)	4	(800)	(776)	3

Amortization of recognized prior service cost	4	4	9	0	(56)	16	34	(53)

Amortization of recognized actuarial losses	36	35	7	3	414	128	31	313

Net periodic pension costs	64	63	34	2	88	240	149	61

Settlement (gains)/losses	1	0	6	–	(83)	(1)	7	–

Curtailment (gains)/losses	0	0	(2)	–	100	0	(2)	100

Special termination benefits	2	0	7	–	(71)	2	7	(71)

Total pension costs	67	63	45	6	49	241	161	50

Note 22 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 4Q10, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five months.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using foreign exchange forward contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

Fair value of derivative instruments

	Trading			Hedging			[1]

end of 4Q10	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,103.8	429.2	422.3	70.0	2.5	1.7

Options bought and sold (OTC)	2,420.3	44.9	46.1	0.0	0.0	0.0

Futures	2,769.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,732.8	480.9	474.6	70.0	2.5	1.7

Forwards	2,062.4	35.2	37.9	19.4	0.4	0.1

Swaps	1,059.0	35.0	45.8	0.0	0.0	0.0

Options bought and sold (OTC)	796.9	14.4	15.1	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,937.4	84.7	98.9	19.4	0.4	0.1

Forwards	15.9	1.7	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	25.4	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	41.8	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.7	4.2	7.5	0.0	0.0	0.0

Options bought and sold (OTC)	268.2	15.0	16.2	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	389.5	17.0	18.0	0.0	0.0	0.0

Equity/index-related products	955.5	37.3	41.8	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,188.4	678.9	689.4	89.4	2.9	1.8

The notional amount for derivative instruments (trading and hedging) was CHF 46,277.8 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	Trading			Hedging			[1]

end of 4Q09	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,671.5	473.6	464.5	58.6	1.8	1.3

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,900.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,916.5	523.7	517.0	58.6	1.8	1.3

Forwards	1,682.1	18.9	21.0	22.4	0.2	0.0

Swaps	995.8	31.7	34.0	0.0	0.0	0.0

Options bought and sold (OTC)	866.8	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,584.4	65.6	71.2	22.4	0.2	0.0

Forwards	12.3	1.6	1.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.3	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.6	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.1	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	337.4	17.9	21.1	0.0	0.0	0.0

Futures	124.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	502.5	1.2	1.4	0.0	0.0	0.0

Equity/index-related products	1,181.1	25.8	30.8	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,832.3	711.1	709.0	81.0	2.0	1.3

The notional amount for derivative instruments (trading and hedging) was CHF 43,913.3 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	4Q10		4Q09

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	681.8	691.2	713.1	710.3

Counterparty netting [1]	(602.9)	(602.9)	(623.8)	(623.8)

Cash collateral netting [2]	(28.5)	(29.2)	(32.2)	(28.8)

Replacement values (trading and hedging) after netting agreements	50.4	59.1	57.1	57.7

of which recorded in trading assets (PRV) and trading liabilities (NRV)	47.7	57.9	55.1	56.5

of which recorded in other assets (PRV) and other liabilities (NRV)	2.7	1.2	2.0	1.2

1 Netting of balances receivable and payable are based on legally enforceable netting agreements. 2 Netting of cash collateral received or paid are based on legally enforceable master netting agreements.

For further discussion of the fair value of derivatives, refer to Note 25 – Fair value of financial instruments.

Fair value hedges

in	4Q10	3Q10	4Q09	2010	2009

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	(715)	375	(323)	564	(664)

Foreign exchange products	(2)	(8)	(2)	21	3

Total	(717)	367	(325)	585	(661)

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	748	(376)	333	(546)	644

Foreign exchange products	3	8	2	(21)	(3)

Total	751	(368)	335	(567)	641

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	34	(1)	10	18	20

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges

in	4Q10		3Q10		4Q09		2010		2009

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	1		31		14		39		117

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	14	[1]	13	[1]	7	[2]	27	[1]	13	[2]

Represents gains/(losses) on effective portion.
1 Included in commissions and fees. 2 Included in total operating expenses.

The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months is CHF 19 million.
Net investment hedges

in	4Q10	3Q10		4Q09		2010		2009

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0	0		11		8		12

Foreign exchange products	469	603		116		1,563		(1,401)

Total	469	603		127		1,571		(1,389)

Gains/(losses) reclassified from AOCI into income (CHF million)

Interest rate products	0	0		0		0		0

Foreign exchange products	0	(7)	[1]	(5)	[1]	(4)	[1]	(21)	[2]

Total	0	(7)		(5)		(4)		(21)

Represents gains/(losses) on effective portion.
1 Included in other revenues. 2 Primarily included in discontinued operations.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. Instead of separately disclosing gains and losses of these derivative instruments by type of contracts, the Group elected to provide alternative disclosures as offered under US GAAP. For these alternative disclosures, refer to Note 7 – Trading revenues.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit risk-related contingent features.

Contingent credit risk

end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

4Q10 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	–	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

4Q09 (CHF billion)

Current net exposure	10.5	3.3	1.6	15.4

Collateral posted	9.0	3.4	–	12.4

Additional collateral required in a one-notch downgrade event	0.2	2.4	0.7	3.3

Additional collateral required in a two-notch downgrade event	0.5	4.4	1.0	5.9

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. They are generally privately negotiated OTC contracts, with numerous settlement and payment terms, and most are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and non-investment grade and could include corporate bonds, sovereign debt, ABS and loans. These instruments can be formed as single items (single-named instruments) or combined on a portfolio basis (multi-named instruments). The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit-risk-related events. The Group believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Group’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Group is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.

To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of credit protection sold.

The Group also considers estimated recoveries that they would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

The Group purchases its protection from banks and broker dealers, other financial institutions and other counterparties.
Fair value of credit protection sold
The fair values of the credit protection sold also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index, based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased

end of 4Q10	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF million)

Investment grade [2]	(467,460)	450,139		(17,321)	49,008	975

Non-investment grade	(195,340)	169,173		(26,167)	17,161	(2,208)

Total single-name instruments	(662,800)	619,312		(43,488)	66,169	(1,233)

of which sovereigns	(115,191)	113,546		(1,645)	10,305	(2,390)

of which non-sovereigns	(547,609)	505,766		(41,843)	55,864	1,157

Multi-name instruments (CHF million)

Investment grade [2]	(238,372)	215,052		(23,320)	14,480	(4,765)

Non-investment grade	(60,283)	55,884		(4,399)	16,112	(1,088)

Total multi-name instruments	(298,655)	270,936		(27,719)	30,592	(5,853)

of which sovereigns	(15,425)	14,589		(836)	643	(636)

of which non-sovereigns	(283,230)	256,347		(26,883)	29,949	(5,217)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above.

Credit protection sold

end of 4Q09	Credit protection sold	Fair value of credit protection sold	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	(608,416)	8,709	598,908

Non-investment grade	(222,402)	(12,790)	215,675

Total single-name instruments	(830,818)	(4,081)	814,583

of which sovereigns	(128,760)	(782)	128,141

of which non-sovereigns	(702,058)	(3,299)	686,442

Multi-name instruments (CHF million)

Investment grade [1]	(291,880)	(9,271)	285,683

Non-investment grade	(58,579)	494	56,144

Total multi-name instruments	(350,459)	(8,777)	341,827

of which sovereigns	(347)	(58)	111

of which non-sovereigns	(350,112)	(8,719)	341,716

1 Based on internal ratings of BBB and above.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

4Q10 (CHF million)

Single-name instruments	90,718	468,223	103,859	662,800

Multi-name instruments	27,257	227,007	44,391	298,655

Total	117,975	695,230	148,250	961,455

4Q09 (CHF million)

Single-name instruments	100,387	592,575	137,856	830,818

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,583	201,153	1,181,277

Note 23 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

4Q10 (CHF million)

Credit guarantees and similar instruments	3,413	3,995	7,408	6,922		512	4,357

Performance guarantees and similar instruments	8,076	4,030	12,106	10,840		100	4,317

Securities lending indemnifications	18,254	0	18,254	18,254		0	18,254

Derivatives	35,804	29,839	65,643	65,643		2,246	–	[2]

Other guarantees	4,349	1,109	5,458	5,387		8	2,622

Total guarantees	69,896	38,973	108,869	107,046		2,866	29,550

4Q09 (CHF million)

Credit guarantees and similar instruments	3,290	4,777	8,067	7,309		543	4,521

Performance guarantees and similar instruments	6,342	5,818	12,160	10,707		96	3,995

Securities lending indemnifications	22,644	0	22,644	22,644		0	22,644

Derivatives	29,168	51,427	80,595	80,595		2,455	–	[2]

Other guarantees	3,836	1,039	4,875	4,807		10	2,181

Total guarantees	65,280	63,061	128,341	126,062		3,104	33,341

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions have been met for certain active commercial and investment banks and certain other counterparties. Accordingly, the Group has not included such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the fair value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on mortgages
In connection with Investment Banking’s sale of residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The Group sold approximately USD 8.2 billion of residential mortgage loans to GSEs during the period January 1, 2004 to December 31, 2010. The Group had outstanding GSE repurchase claims of USD 39 million as of December 31, 2010 and 2009, respectively.

The Group sold approximately USD 21.7 billion of residential mortgage loans to private investors, primarily banks, during the period January 1, 2004 to December 31, 2010. The Group had outstanding repurchase claims relating to sales of residential mortgage loans to private investors of USD 434 million and USD 254 million as of December 31, 2010 and 2009, respectively.

The Group sold approximately USD 128.5 billion of residential mortgage loans in connection with non-agency securitizations during the period January 1, 2004 to December 31, 2010. The outstanding balance of these residential mortgage loans as of December 31, 2010 was USD 36.6 billion. The difference between the total balance of mortgage loans sold in connection with the securitizations and the outstanding balance as of December 31, 2010 is attributable to borrower payments of USD 77.5 billion, and losses of USD 14.4 billion to loan defaults. The Group had no outstanding repurchase claims relating to non-agency securitizations as of December 31, 2010. Representations and warranties in non-agency securitizations are more limited in scope than those relating to GSE securitizations, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties in non-agency securitizations. The Group is involved in litigation relating to its non-agency securitization activities.

The Group incurred losses relating to residential mortgage repurchases of USD 24 million during each of the years ending December 31, 2010 and 2009, respectively, primarily relating to claims from GSEs. The Group had a reserve of USD 29 million and USD 33 million as of December 31, 2010 and 2009, respectively, substantially all relating to claims from GSEs.

Repurchase claims may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

4Q10 (CHF million)

Irrevocable commitments under documentary credits	4,500	51	4,551	4,162		1,883

Loan commitments	153,759	55,794	209,553	202,999		142,425

Forward reverse repurchase agreements	51,968	0	51,968	51,968		51,968

Other commitments	1,375	2,485	3,860	3,860		55

Total other commitments	211,602	58,330	269,932	262,989		196,331

4Q09 (CHF million)

Irrevocable commitments under documentary credits	4,543	40	4,583	4,183		2,037

Loan commitments	175,656	52,828	228,484	222,128		159,349

Forward reverse repurchase agreements	43,481	0	43,481	43,481		43,481

Other commitments	6,377	2,588	8,965	8,965		6

Total other commitments	230,057	55,456	285,513	278,757		204,873

1 Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

Note 24 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue CDOs. The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a significant impact.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2010 and 2009 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement as of the end of 2010 and 2009, regardless of when the securitization occurred.

Securitizations

in	2010	2009	[1]

Gains and cash flows (CHF million)

CMBS
Net gain [2]	13	0

Proceeds from transfer of assets	523	144

Servicing fees	1	1

Cash received on interests that continue to be held	150	244

RMBS
Net gain [2]	214	194

Proceeds from transfer of assets	52,308	34,246

Servicing fees	6	6

Cash received on interests that continue to be held	488	329

ABS [3]
Net gain [2]	0	19

Proceeds from transfer of assets	0	104

Purchases of previously transferred financial assets or its underlying collateral	0	(18)

Cash received on interests that continue to be held	6	18

CDO
Net gain [2]	69	107

Proceeds from transfer of assets	2,952	2,374

Purchases of previously transferred financial assets or its underlying collateral [4]	(1,823)	(1,850)

Cash received on interests that continue to be held	157	13

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 3 Primarily home equity loans. 4 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2010 and 2009 transfers (which were not securitizations) treated as sales, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 2010 and 2009, regardless of when the transfer of assets occurred.

Other asset-backed financing activities

in	2010	2009

Gains and cash flows (CHF million)

Net gain [1]	16	12

Proceeds from transfer of assets [2]	1,424	3,494

Purchases of previously transferred financial assets or its underlying collateral	(696)	(219)

Cash received on interests that continue to be held	1,376	1,422

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 4Q10 and 4Q09, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

end of	4Q10		4Q09	[1]

CHF million

CMBS
Principal amount outstanding	45,129	[2]	48,854	[2]

Total assets of SPE	65,667		71,477

RMBS
Principal amount outstanding	79,077	[2]	92,083	[2]

Total assets of SPE	85,556		99,119

ABS
Principal amount outstanding	4,171		7,244

Total assets of SPE	4,171		7,244

CDO
Principal amount outstanding	29,275	[2]	37,474	[2]

Total assets of SPE	29,279		37,952

Other asset-backed financing activities
Principal amount outstanding	10,770		12,261	[2]

Total assets of SPE	10,770		13,862

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 25 – Fair value of financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer	CMBS	RMBS

CHF million, except where indicated

Fair value of beneficial interests	79	3,110

of which level 2	79	2,751

of which level 3	0	359

Weighted-average life, in years	6.4	7.7

Prepayment speed assumption (rate per annum), in % [1]	–	0.0-43.7

Cash flow discount rate (rate per annum), in % [2]	5.5-10.2	0.0-70.1

Expected credit losses (rate per annum), in %	3.2-8.0	0.0-71.5

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 4Q10 and 4Q09.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 4Q10	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	412		1,694	22	262		2,440

of which non-investment grade	25		1,070	22	35		2,397

Weighted-average life, in years	3.4		6.9	11.4	1.8		3.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.2-35.8	0-4.1	–		–

Impact on fair value from 10% adverse change	–		(38.8)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(78.1)	(0.3)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.2-40.3		2.2-52.5	7.5-28.0	0.7-29.2		0.8-7.8

Impact on fair value from 10% adverse change	(13.7)		(61.8)	(1.0)	(1.3)		(4.6)

Impact on fair value from 20% adverse change	(26.6)		(117.6)	(1.8)	(2.6)		(9.3)

Expected credit losses (rate per annum), in %	1.8-40.2		1.5-49.9	3.6-24.9	0.8-27.6		6.6-13.3

Impact on fair value from 10% adverse change	(9.8)		(48.2)	(0.6)	(0.8)		(4.1)

Impact on fair value from 20% adverse change	(19.2)		(92.1)	(1.2)	(1.5)		(8.4)

end of 4Q09	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 4Q10 and 4Q09. For information on assets pledged or assigned, refer to Note 26 – Assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	4Q10	4Q09

CHF million

CMBS
Other assets	602	940

Liability to SPE, included in Other liabilities	(602)	(940)

RMBS
Other assets	58	296

Liability to SPE, included in Other liabilities	(58)	(296)

ABS
Trading assets	19	116

Other assets	1,341	1,137

Liability to SPE, included in Other liabilities	(1,360)	(1,253)

CDO
Trading assets	203	193

Other assets	171	195

Liability to SPE, included in Other liabilities	(374)	(388)

Other asset-backed financing activities
Trading assets	1,381	1,575

Other assets	29	15

Liability to SPE, included in Other liabilities	(1,410)	(1,590)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 25 – Fair value of financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are provided to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Except as described below, the Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 1 – Summary of significant accounting policies.

The overall average maturity of the conduit’s outstanding CP was approximately 12 days and 14 days as of 4Q10 and 4Q09, respectively. As of 4Q10 and 4Q09, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 4Q10 and 4Q09, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.5 years and 3.6 years as of 4Q10 and 4Q09, respectively

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

The Group repositioned certain of its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities.

As of the end of 4Q10 and 4Q09, the fair value of its balance sheet exposure was zero and CHF 260 million, respectively. Net gains on securities purchased from the Group’s money market funds were CHF 143 million and CHF 109 million in 2010 and 2009, respectively.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. As a result of the issuance of new guidance, certain entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category. These entities were previously consolidated but were excluded from the scope of the table under previous guidance.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 4Q10 and 4Q09.
Consolidated VIEs in which the Group was the primary beneficiary

			Financial intermediation

end of 4Q10	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	39	33	72

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,278	420	4,100

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,892	3,508	35,942

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	322	327	840

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	543	627	25,154

Total assets of consolidated VIEs increased CHF 27.1 billion, from CHF 8.8 billion as of 4Q09 to CHF 35.9 billion as of 4Q10. A significant portion of the increase was due to the adoption of ASU 2009-17 as of January 1, 2010, including an incremental increase to the Group's consolidated balance sheet from the adoption of ASU 2009-17 of CHF 15.0 billion and an increase in total assets of consolidated VIEs of CHF 12.9 billion of variable interest assets previously recognized on the Group's balance sheet as of the end of 4Q09 that are now recognized as assets of consolidated VIEs. These increases were partially offset by a decrease of CHF 0.8 billion of assets from 2010 activity and certain previously consolidated VIEs that were not required to be included in this disclosure prior to the adoption of ASU 2009-17.

Consolidated VIEs in which the Group was the primary beneficiary (continued)

end of 4Q09	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524

Trading assets	473	2,750	3,223

Other investments	0	3,330	3,330

Net loans	0	157	157

Other assets	1	1,598	1,599

Total assets of consolidated VIEs	483	8,350	8,833

of which structured investment products	–	1,622	1,622

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466

Short-term borrowings	15	0	15

Long-term debt	193	1,717	1,910

Other liabilities	6	520	526

Total liabilities of consolidated VIEs	214	2,703	2,917

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain involvement with VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

In December 2009, the FASB issued ASU 2009-17, changing how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, but did not require retrospective application. The disclosure for 4Q09 has not been restated to reflect the expanded scope of entities now subject to consolidation, primarily relating to qualified SPEs, and therefore is not comparable to the 4Q10 disclosure.

Non-consolidated VIEs

		Financial intermediation

end of 4Q10	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	2,426	645	2,905	9,953

Net loans	332	145	1,634	6,520	2,031	10,662

Other assets	0	0	80	0	32	112

Total variable interest assets	462	3,992	4,140	7,165	4,968	20,727

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	4,270	7,936	5,370	25,896

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	66,068	31,006	15,778	238,367

			Financial intermediation

end of 4Q09	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	2,148	4,401	537	23,686

Other assets	0	4	0	207	0	1	212

Total variable interest assets	1,483	12,918	4,783	4,755	5,569	1,253	30,761

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,678	13,138	8,925	4,812	6,394	1,517	36,464

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	20,150	5,098	37,015	50,593	24,638	13,157	150,651

Note 25 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB amended and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis

end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Securities received as collateral	36,319	5,828	0	0		42,147

Debt	84,937	58,605	11,013	0		154,555

of which foreign governments	67,775	8,100	373	0		76,248

of which corporates	196	34,722	3,803	0		38,721

of which RMBS	16,233	6,937	3,264	0		26,434

of which CMBS	0	2,226	1,861	0		4,087

of which CDO	0	5,764	1,135	0		6,899

Equity	91,376	10,943	622	0		102,941

Derivatives	7,004	663,116	8,719	(631,095)		47,744

of which interest rate products	3,217	475,596	2,072	–		–

of which foreign exchange products	1	83,857	843	–		–

of which equity/index-related products	3,002	31,967	2,300	–		–

of which credit derivatives	0	46,824	2,725	–		–

Other	7,229	10,217	2,018	0		19,464

Trading assets	190,546	742,881	22,372	(631,095)		324,704

Debt	6,186	1,590	79	0		7,855

of which foreign governments	5,904	284	18	0		6,206

of which corporates	0	984	0	0		984

of which CDO	0	321	62	0		383

Equity	4	86	0	0		90

Investment securities	6,190	1,676	79	0		7,945

Private equity	0	0	4,609	0		4,609

of which equity funds	0	0	3,516	0		3,516

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	631	807	4,723	0		6,161

of which private	8	614	4,719	0		5,341

Life finance instruments	0	0	1,844	0		1,844

Other investments	631	1,382	11,435	0		13,448

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,526	9,253	(195)		39,470

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	239,572	924,296	50,660	(631,290)		583,238

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(4,518)	0		(5,910)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not consolidated under Basel II	239,050	911,771	38,987	(631,290)		558,518

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs which the Group does not consolidate under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,444	0	0		3,444

Customer deposits	0	3,537	0	0		3,537

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Obligations to return securities received as collateral	36,319	5,828	0	0		42,147

Debt	44,635	11,356	65	0		56,056

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,432	65	0		9,503

Equity	19,580	404	28	0		20,012

Derivatives	6,817	673,437	9,107	(631,432)		57,929

of which interest rate products	2,980	470,284	1,341	–		–

of which foreign exchange products	16	95,916	2,941	–		–

of which equity/index-related products	2,971	35,897	2,940	–		–

of which credit derivatives	0	45,343	1,256	–		–

Trading liabilities	71,032	685,197	9,200	(631,432)		133,997

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	66,493	16,797	0		83,692

of which treasury debt over two years	0	19,500	0	0		19,500

of which structured notes over two years	0	20,162	9,488	0		29,650

of which nonrecourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	26,047	3,734	(596)		29,185

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	916,921	30,361	(632,028)		423,007

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Securities received as collateral	36,803	713	0	0		37,516

Debt	93,078	54,357	11,980	0		159,415

of which foreign governments	60,439	10,721	39	0		71,199

of which corporates	3,585	32,094	4,816	0		40,495

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,329	13,714	488	0		100,531

Derivatives	6,474	693,368	11,192	(655,903)		55,131

of which credit derivatives	0	63,864	4,339	–		–

Other	6,337	8,514	2,310	0		17,161

Trading assets	192,218	769,953	25,970	(655,903)		332,238

Debt	9,967	633	86	0		10,686

of which foreign governments	8,712	262	19	0		8,993

Equity	5	102	0	0		107

Investment securities	9,972	735	86	0		10,793

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	7,192	0		12,851

of which private	0	3,902	7,190	0		11,092

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	14,253	0		21,126

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,633	6,744	(24)		29,125

Total assets at fair value	246,303	945,325	59,676	(655,927)		595,377

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,011)	0		(8,639)

Assets at fair value excluding noncontrolling interests	245,006	944,994	52,665	(655,927)		586,738

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,695	0	0		4,695

Customer deposits	0	2,676	0	0		2,676

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Obligation to return securities received as collateral	36,803	713	0	0		37,516

Debt	48,719	9,692	93	0		58,504

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	19	7,011	93	0		7,123

Equity	17,908	503	31	0		18,442

Derivatives	6,058	691,049	11,827	(652,399)		56,535

of which credit derivatives	0	59,869	1,996	–		–

Trading liabilities	72,685	701,244	11,951	(652,399)		133,481

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	57,867	16,646	0		74,513

Other liabilities	246	26,253	3,995	(105)		30,389

Total liabilities at fair value	109,734	918,597	32,962	(652,504)		408,789

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Transfers between level 1 and level 2 during 2010 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3

						Trading revenues			Other revenues

2010	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	(209)		0		8	0		0	(116)	1,197

Debt	11,980	3,142	(2,422)	(1,946)		193		1,037	0		(2)	(969)	11,013

of which corporates	4,816	770	(604)	(870)		45		121	0		(2)	(473)	3,803

of which RMBS	3,626	1,239	(1,093)	(824)		126		491	0		0	(301)	3,264

of which CMBS	2,461	259	(207)	(577)		12		(73)	0		0	(14)	1,861

of which CDO	559	607	(435)	(28)		7		526	0		0	(101)	1,135

Equity	488	334	(177)	48		(3)		(31)	0		0	(37)	622

Derivatives	11,192	2,493	(2,156)	(2,411)		108		301	0		(1)	(807)	8,719

of which interest rate products	1,529	576	(206)	(109)		102		353	0		(1)	(172)	2,072

of which equity/index-related products	3,298	236	(644)	(744)		104		315	0		0	(265)	2,300

of which credit derivatives	4,339	1,407	(1,060)	(870)		(141)		(739)	0		0	(211)	2,725

Other	2,310	688	(778)	14		27		(37)	0		0	(206)	2,018

Trading assets	25,970	6,657	(5,533)	(4,295)		325		1,270	0		(3)	(2,019)	22,372

Investment securities	86	0	(133)	148		0		4	0		0	(26)	79

Equity	12,205	328	(397)	(2,329)		0		(14)	25		581	(808)	9,591

Life finance instruments	2,048	0	0	(134)		0		113	0		0	(183)	1,844

Other investments	14,253	328	(397)	(2,463)		0		99	25		581	(991)	11,435

Loans	11,079	1,215	(3,686)	(1,689)		51		81	0		34	(827)	6,258

of which commercial and industrial loans	8,346	703	(1,644)	(3,251)		43		(267)	0		34	(406)	3,558

of which financial institutions	2,454	160	(1,839)	1,439		8		362	0		0	(389)	2,195

Other intangible assets	30	0	0	91		0		0	0		(48)	(7)	66

Other assets	6,744	4,808	(7,169)	4,158		852		1,043	0		39	(1,222)	9,253

of which loans held-for-sale	6,220	4,744	(7,132)	4,294		849		1,106	0		46	(1,195)	8,932

Total assets at fair value	59,676	13,008	(16,918)	(4,259)		1,228		2,505	25		603	(5,208)	50,660

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	356		(3)		3	0		0	(55)	507

Trading liabilities	11,951	2,109	(2,632)	(2,134)		397		454	0		0	(945)	9,200

of which interest rate derivatives	1,786	387	(307)	(283)		57		(179)	0		0	(120)	1,341

of which foreign exchange derivatives	2,936	156	(16)	(421)		5		561	0		0	(280)	2,941

of which equity/index-related derivatives	3,635	194	(744)	(574)		140		639	0		0	(350)	2,940

of which credit derivatives	1,996	1,244	(939)	(467)		35		(530)	0		0	(83)	1,256

Short-term borrowings	164	46	(69)	33		5		(41)	0		0	(15)	123

Long-term debt	16,646	4,313	(8,781)	4,595		658		1,600	0		0	(2,234)	16,797

of which structured notes over two years	14,781	1,330	(3,364)	(2,198)		(52)		179	0		0	(1,188)	9,488

of which nonrecourse liabilities	0	2,789	(5,069)	7,975		696		1,425	0		0	(991)	6,825

Other liabilities	3,995	409	(150)	(42)		(39)		(283)	0		170	(326)	3,734

of which failed sales	1,932	197	(37)	161		5		(244)	0		0	(165)	1,849

Total liabilities at fair value	32,962	6,877	(11,632)	2,808		1,018		1,733	0		170	(3,575)	30,361

Net assets/liabilities at fair value	26,714	6,131	(5,286)	(7,067)		210		772	25		433	(1,633)	20,299

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. For further information, refer to Note 1 – Summary of significant accounting policies. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

					Trading revenues			Other revenues

2009	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,570	0	0	(58)	0	0	0	0	0	2	1,514

Debt	19,860	2,189	(3,693)	(7,002)	61	663	110	0	0	(2)	(206)	11,980

of which corporates	13,193	677	(2,332)	(7,543)	(9)	618	232	0	0	(2)	(18)	4,816

of which RMBS	2,512	754	(863)	819	(33)	19	540	0	0	0	(122)	3,626

of which CMBS	2,306	195	(154)	363	24	9	(210)	0	0	0	(72)	2,461

Equity	2,187	1,829	(1,510)	(1,905)	(133)	(41)	(26)	0	0	(5)	92	488

Derivatives	24,795	5,051	(8,994)	(10,134)	(1,389)	472	1,488	0	0	0	(97)	11,192

of which credit derivatives	12,107	3,939	(4,649)	(5,955)	(1,230)	440	(378)	0	0	0	65	4,339

Other	4,254	276	(1,971)	(1,017)	17	103	726	0	0	1	(79)	2,310

Trading assets	51,096	9,345	(16,168)	(20,058)	(1,444)	1,197	2,298	0	0	(6)	(290)	25,970

Investment securities	0	0	0	47	0	0	35	0	0	0	4	86

Equity	16,933	1,981	(1,602)	(3,261)	0	0	10	(103)	(3)	(1,588)	(162)	12,205

Life finance instruments	1,942	9	0	314	1	0	(164)	0	0	0	(54)	2,048

Other investments	18,875	1,990	(1,602)	(2,947)	1	0	(154)	(103)	(3)	(1,588)	(216)	14,253

Loans	14,309	1,006	(1,424)	(3,686)	57	(328)	1,202	0	0	0	(57)	11,079

Other intangible assets	113	0	0	(48)	0	0	0	0	0	(36)	1	30

Other assets	13,645	1,068	(3,132)	(5,293)	(61)	528	58	0	0	0	(69)	6,744

Total assets at fair value	98,038	14,979	(22,326)	(31,985)	(1,505)	1,397	3,439	(103)	(3)	(1,630)	(625)	59,676

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	205	0	0	2	0	0	0	0	0	(1)	206

Trading liabilities	23,590	4,997	(8,686)	(7,925)	(857)	882	115	0	0	0	(165)	11,951

of which derivatives	23,455	4,706	(8,470)	(7,806)	(835)	892	43	0	0	0	(158)	11,827

Short-term borrowings	350	381	(5)	(795)	(3)	(1)	216	0	0	0	21	164

Long-term debt	23,853	1,864	(2,932)	(6,155)	168	343	(268)	0	0	0	(227)	16,646

Other liabilities	3,251	678	(1,603)	595	3	187	264	22	0	737	(139)	3,995

Total liabilities at fair value	51,047	8,125	(13,226)	(14,283)	(687)	1,411	327	22	0	737	(511)	32,962

Net assets/liabilities at fair value	46,991	6,854	(9,100)	(17,702)	(818)	(14)	3,112	(125)	(3)	(2,367)	(114)	26,714

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

	2010				2009

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	982	458	1,440	[1]	2,280	(2,495)	(215)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,197)	120	(1,077)		(2,506)	(2,354)	(4,860)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 4Q10 were CHF 3,921 million, primarily from trading assets and loans held-for-sale. The transfers were related to credit and emerging market debt instruments as credit spreads were less observable during the period. Transfers out of level 3 assets during 4Q10 were CHF 7,343 million, primarily in loans held-for-sale and loans. The transfers out of level 3 assets in loans held-for-sale were mainly from mortgage-linked assets and corporate banking lending due to an increase in price observability and coverage of vendor quotes.

Transfers into level 3 assets during 2010 were CHF 13,008 million, primarily from loans held-for-sale and trading assets. Transfers were from emerging markets debt, rate products and private equity investments. Transfers out of level 3 assets during 2010 were CHF 16,918 million, primarily in trading assets and loans held-for-sale. Consistent with 4Q10, transfers out of level 3 assets principally comprised mortgage-linked assets and corporate banking lending due to an increase in price observability and coverage of vendor quotes.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Nonrecurring fair value changes

end of	4Q10	4Q09

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.6	1.1

of which level 2	0.1	0.1

of which level 3	0.5	1.0

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivatives. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, foreign exchange commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include Single Premium Immediate Annuity, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs however; central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivatives as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

	4Q10			4Q09

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	105	187	(82)	168	273	(105)

Non-interest-earning loans	653	2,087	(1,434)	1,519	3,763	(2,244)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	136,906	135,939	967	128,303	127,575	728

Loans	18,552	18,677	(125)	36,246	33,672	2,574

Other assets [1]	25,078	36,195	(11,117)	11,991	23,441	(11,450)

Due to banks and customer deposits	(410)	(420)	10	(1,868)	(1,870)	2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(123,697)	(123,562)	(135)	(122,136)	(122,053)	(83)

Short-term borrowings	(3,308)	(3,262)	(46)	(3,383)	(3,439)	56

Long-term debt	(83,692)	(90,271)	6,579	(74,513)	(75,767)	1,254

Other liabilities	(5,734)	(7,569)	1,835	(6,197)	(8,531)	2,334

1 Primarily loans held-for-sale.

Gains and losses on financial instruments

	2010		2009

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	11	[1]	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,901	[1]	1,363	[1]

Other trading assets	46	[2]	262	[2]

Other investments	(225)	[3]	998	[3]

of which related to credit risk	(2)		0

Loans	1,065	[1]	7,976	[2]

of which related to credit risk	707		5,255

Other assets	5,896	[2]	1,458	[1]

of which related to credit risk	589		549

Due to banks and customer deposits	(27)	[2]	(9)	[1]

of which related to credit risk	0		2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(471)	[1]	(1,421)	[1]

Short-term borrowings	(51)	[2]	(778)	[2]

of which related to credit risk [4]	1		6

Long-term debt	(6,162)	[2]	(10,345)	[2]

of which related to credit risk [4]	273		(4,004)

Other liabilities	(232)	[2]	1,299	[2]

of which related to credit risk	(97)		1,125

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF 341 million and CHF (4,458) million in 2010 and 2009, respectively.

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions

end of 4Q10	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		29		29	0

Equity funds	37		6,340	[1]	6,377	0

Equity funds sold short	0		(109)		(109)	0

Total funds held in trading assets and liabilities	37		6,260		6,297	0

Debt funds	20		330		350	234

Equity funds	8		219		227	0

Others	5		252		257	0

Hedge funds	33		801	[2]	834	234

Debt funds	12		0		12	19

Equity funds	3,516		0		3,516	1,054

Real estate funds	322		0		322	223

Others	759		0		759	213

Private equities	4,609		0		4,609	1,509

Equity method investments	1,183		0		1,183	0

Total funds held in other investments	5,825		801		6,626	1,743

Total fair value	5,862	[3]	7,061	[4]	12,923	1,743	[5]

1 47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 22% is redeemable on demand with a notice period of less than 30 days and 17% is redeemable on a monthly basis with a notice period primarily of more than 30 days. 3 Includes CHF 2,399 million attributable to noncontrolling interests. 4 Includes CHF 95 million attributable to noncontrolling interests. 5 Includes CHF 641 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)

end of 4Q09	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	121		8,002	[1]	8,123	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	150		8,022		8,172	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equities	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,404	[3]	9,543		15,947	1,977	[4]

1 40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 38% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period of more than 60 days, 23% is redeemable on an annual basis with a notice period of more than 60 days and 9% is redeemable on demand with a notice period of less than 30 days. 3 Includes CHF 2,631 million attributable to noncontrolling interests. 4 Includes CHF 803 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and estimated fair values of financial instruments

	4Q10		4Q09

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	220,443	220,443	209,499	209,499

Securities received as collateral	42,147	42,147	37,516	37,516

Trading assets	324,704	324,704	332,238	332,238

Investment securities	8,397	8,397	11,232	11,232

Loans	218,842	221,937	237,180	239,756

Other financial assets [1]	189,973	190,011	177,891	177,948

Financial liabilities (CHF million)

Due to banks and deposits	325,057	325,051	322,908	322,897

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	168,394	191,687	191,687

Obligation to return securities received as collateral	42,147	42,147	37,516	37,516

Trading liabilities	133,997	133,997	133,481	133,481

Short-term borrowings	21,683	21,683	7,645	7,645

Long-term debt	173,752	172,698	159,365	159,093

Other financial liabilities [2]	123,549	123,549	130,180	130,180

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 26 Assets pledged or assigned
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Assets pledged or assigned

end of	4Q10	4Q09

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	169,702	225,593

of which assets provided with the right to sell or repledge	112,246	145,177

Fair value of collateral received with the right to sell or repledge	356,970	337,448

of which sold or repledged	307,894	300,665

Note 27 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 4Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,077	3,374		5,451	46	134		5,631

Interest expense	(1,306)	(2,607)		(3,913)	(45)	3		(3,955)

Net interest income	771	767		1,538	1	137		1,676

Commissions and fees	1,263	2,333		3,596	2	229		3,827

Trading revenues	(45)	1,277		1,232	0	83		1,315

Other revenues	342	105		447	858	(855)		450

Net revenues	2,331	4,482		6,813	861	(406)		7,268

Provision for credit losses	2	(47)		(45)	0	22		(23)

Compensation and benefits	931	2,345		3,276	25	70		3,371

General and administrative expenses	362	1,288		1,650	(7)	100		1,743

Commission expenses	82	454		536	2	37		575

Total other operating expenses	444	1,742		2,186	(5)	137		2,318

Total operating expenses	1,375	4,087		5,462	20	207		5,689

Income/(loss) from continuing operations before taxes	954	442		1,396	841	(635)		1,602

Income tax expense	267	46		313	0	92		405

Income/(loss) from continuing operations	687	396		1,083	841	(727)		1,197

Net income/(loss)	687	396		1,083	841	(727)		1,197

Less net income/(loss) attributable to noncontrolling interests	242	86		328	0	28		356

Net income/(loss) attributable to shareholders	445	310		755	841	(755)		841

of which from continuing operations	445	310		755	841	(755)		841

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 4Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,840	3,235		5,075	59	115		5,249

Interest expense	(939)	(2,329)		(3,268)	(58)	(9)		(3,335)

Net interest income	901	906		1,807	1	106		1,914

Commissions and fees	1,022	2,672		3,694	3	245		3,942

Trading revenues	(117)	859		742	0	(194)		548

Other revenues	(17)	354		337	806	(832)		311

Net revenues	1,789	4,791		6,580	810	(675)		6,715

Provision for credit losses	3	(55)		(52)	0	12		(40)

Compensation and benefits	657	1,756		2,413	5	49		2,467

General and administrative expenses	383	1,872		2,255	12	31		2,298

Commission expenses	80	419		499	0	31		530

Total other operating expenses	463	2,291		2,754	12	62		2,828

Total operating expenses	1,120	4,047		5,167	17	111		5,295

Income/(loss) from continuing operations before taxes	666	799		1,465	793	(798)		1,460

Income tax expense	274	165		439	0	22		461

Income/(loss) from continuing operations	392	634		1,026	793	(820)		999

Net income/(loss)	392	634		1,026	793	(820)		999

Less net income/(loss) attributable to noncontrolling interests	(14)	107		93	0	113		206

Net income/(loss) attributable to shareholders	406	527		933	793	(933)		793

of which from continuing operations	406	527		933	793	(933)		793

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 2010	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,897	15,928		24,825	209	499		25,533

Interest expense	(5,454)	(13,344)		(18,798)	(203)	9		(18,992)

Net interest income	3,443	2,584		6,027	6	508		6,541

Commissions and fees	4,403	8,719		13,122	9	947		14,078

Trading revenues	667	8,405		9,072	0	266		9,338

Other revenues	1,081	296		1,377	4,982	(4,930)		1,429

Net revenues	9,594	20,004		29,598	4,997	(3,209)		31,386

Provision for credit losses	13	(137)		(124)	0	45		(79)

Compensation and benefits	4,177	10,195		14,372	90	137		14,599

General and administrative expenses	1,883	5,205		7,088	(196)	339		7,231

Commission expenses	307	1,684		1,991	3	154		2,148

Total other operating expenses	2,190	6,889		9,079	(193)	493		9,379

Total operating expenses	6,367	17,084		23,451	(103)	630		23,978

Income/(loss) from continuing operations before taxes	3,214	3,057		6,271	5,100	(3,884)		7,487

Income tax expense	952	306		1,258	2	288		1,548

Income/(loss) from continuing operations	2,262	2,751		5,013	5,098	(4,172)		5,939

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	2,262	2,732		4,994	5,098	(4,172)		5,920

Less net income/(loss) attributable to noncontrolling interests	592	210		802	0	20		822

Net income/(loss) attributable to shareholders	1,670	2,522		4,192	5,098	(4,192)		5,098

of which from continuing operations	1,670	2,541		4,211	5,098	(4,192)		5,117

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 2009	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,947	15,575		24,522	256	510		25,288

Interest expense	(4,949)	(13,204)		(18,153)	(250)	6		(18,397)

Net interest income	3,998	2,371		6,369	6	516		6,891

Commissions and fees	3,548	9,222		12,770	10	970		13,750

Trading revenues	2,956	9,208		12,164	0	(13)		12,151

Other revenues	(836)	1,526		690	6,707	(6,895)		502

Net revenues	9,666	22,327		31,993	6,723	(5,422)		33,294

Provision for credit losses	24	436		460	0	46		506

Compensation and benefits	4,613	10,093		14,706	31	276		15,013

General and administrative expenses	1,981	5,641		7,622	(19)	98		7,701

Commission expenses	356	1,492		1,848	0	149		1,997

Total other operating expenses	2,337	7,133		9,470	(19)	247		9,698

Total operating expenses	6,950	17,226		24,176	12	523		24,711

Income/(loss) from continuing operations before taxes	2,692	4,665		7,357	6,711	(5,991)		8,077

Income tax expense/(benefit)	1,403	391		1,794	(13)	54		1,835

Income/(loss) from continuing operations	1,289	4,274		5,563	6,724	(6,045)		6,242

Income/(loss) from discontinued operations, net of tax	0	169		169	0	0		169

Net income/(loss)	1,289	4,443		5,732	6,724	(6,045)		6,411

Less net income/(loss) attributable to noncontrolling interests	(858)	161		(697)	0	384		(313)

Net income/(loss) attributable to shareholders	2,147	4,282		6,429	6,724	(6,429)		6,724

of which from continuing operations	2,147	4,113		6,260	6,724	(6,429)		6,555

of which from discontinued operations	0	169		169	0	0		169

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,133	59,898		65,031	18	418		65,467

Interest-bearing deposits with banks	85	4,372		4,457	0	(2,933)		1,524

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,338	88,370		220,708	0	(265)		220,443

Securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading assets	101,913	219,343		321,256	0	3,448		324,704

Investment securities	0	6,331		6,331	0	2,066		8,397

Other investments	7,878	8,177		16,055	34,611	(34,184)		16,482

Net loans	31,243	169,505		200,748	6,733	11,361		218,842

Premises and equipment	1,003	5,217		6,220	0	505		6,725

Goodwill	595	6,855		7,450	0	1,135		8,585

Other intangible assets	89	215		304	0	8		312

Brokerage receivables	15,745	23,028		38,773	0	(4)		38,769

Other assets	13,414	65,891		79,305	266	14		79,585

Assets of discontinued operations held-for-sale	0	23		23	0	0		23

Total assets	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

Liabilities and equity (CHF million)

Due to banks	120	47,555		47,675	6,210	(16,392)		37,493

Customer deposits	0	263,767		263,767	0	23,797		287,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,189	48,205		168,394	0	0		168,394

Obligation to return securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading liabilities	28,589	105,348		133,937	0	60		133,997

Short-term borrowings	38,717	(19,201)		19,516	0	2,167		21,683

Long-term debt	41,984	129,156		171,140	1,989	623		173,752

Brokerage payables	44,791	17,071		61,862	0	(116)		61,746

Other liabilities	11,139	50,067		61,206	147	861		62,214

Total liabilities	330,780	638,817		969,597	8,346	11,047		988,990

Total shareholders' equity	18,183	9,600		27,783	33,282	(27,783)		33,282

Noncontrolling interests	5,724	5,657		11,381	0	(1,648)		9,733

Total equity	23,907	15,257		39,164	33,282	(29,431)		43,015

Total liabilities and equity	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,989	50,546		52,535	11	(689)		51,857

Interest-bearing deposits with banks	26,464	(24,264)		2,200	0	(1,023)		1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,573	72,805		208,378	0	1,121		209,499

Securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading assets	127,563	203,744		331,307	0	931		332,238

Investment securities	0	9,190		9,190	29	2,013		11,232

Other investments	11,150	12,397		23,547	40,301	(39,855)		23,993

Net loans	13,011	208,441		221,452	7,746	7,982		237,180

Premises and equipment	968	4,933		5,901	0	535		6,436

Goodwill	654	7,478		8,132	0	1,135		9,267

Other intangible assets	57	261		318	0	10		328

Brokerage receivables	16,654	25,218		41,872	0	88		41,960

Other assets	9,284	58,995		68,279	303	162		68,744

Total assets	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

Liabilities and equity (CHF million)

Due to banks	143	49,938		50,081	8,015	(21,882)		36,214

Customer deposits	0	258,697		258,697	0	27,997		286,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,150	43,437		191,587	0	100		191,687

Obligation to return securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading liabilities	31,165	103,710		134,875	0	(1,394)		133,481

Short-term borrowings	45,426	(39,368)		6,058	0	1,587		7,645

Long-term debt	34,886	121,790		156,676	2,722	(33)		159,365

Brokerage payables	41,098	18,034		59,132	0	(167)		58,965

Other liabilities	14,716	55,538		70,254	136	1,142		71,532

Total liabilities	358,064	606,667		964,731	10,873	7,495		983,099

Total shareholders' equity	19,246	11,982		31,228	37,517	(31,228)		37,517

Noncontrolling interests	8,537	5,986		14,523	0	(3,712)		10,811

Total equity	27,783	17,968		45,751	37,517	(34,940)		48,328

Total liabilities and equity	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 2010	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	26,915	(18,352)		8,563	6,031	(6,366)		8,228

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,967	(7,119)		(2,152)	0	2,054		(98)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(9,985)	(18,919)		(28,904)	0	1,386		(27,518)

Purchase of investment securities	0	(241)		(241)	0	(2,511)		(2,752)

Proceeds from sale of investment securities	0	988		988	0	0		988

Maturities of investment securities	0	1,312		1,312	29	2,407		3,748

Investments in subsidiaries and other investments	(263)	(1,102)		(1,365)	(2,522)	2,213		(1,674)

Proceeds from sale of other investments	847	1,304		2,151	5	311		2,467

(Increase)/decrease in loans	98	6,394		6,492	715	(3,237)		3,970

Proceeds from sales of loans	0	817		817	0	0		817

Capital expenditures for premises and equipment and other intangible assets	(510)	(1,157)		(1,667)	0	(22)		(1,689)

Proceeds from sale of premises and equipment and other intangible assets	0	17		17	0	0		17

Other, net	68	181		249	0	26		275

Net cash provided by/(used in) investing activities of continuing operations	(4,778)	(17,525)		(22,303)	(1,773)	2,627		(21,449)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(12)	27,302		27,290	(1,767)	868		26,391

Increase/(decrease) in short-term borrowings	5,953	4,158		10,111	0	823		10,934

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,158)	9,161		(6,997)	0	(100)		(7,097)

Issuances of long-term debt	497	54,482		54,979	0	2,931		57,910

Repayments of long-term debt	(6,343)	(42,588)		(48,931)	(465)	(1,994)		(51,390)

Issuances of common shares	0	1,567		1,567	32	(1,590)		9

Sale of treasury shares	0	2,082		2,082	39	22,628		24,749

Repurchase of treasury shares	0	(1,623)		(1,623)	(2,103)	(23,120)		(26,846)

Dividends paid/capital repayments	0	(3,305)		(3,305)	(2,378)	2,883		(2,800)

Excess tax benefits on share based awards	478	130		608	0	7		615

Other, net	(2,850)	(486)		(3,336)	2,395	1,494		553

Net cash provided by/(used in) financing activities of continuing operations	(18,435)	50,880		32,445	(4,247)	4,830		33,028

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(558)	(5,609)		(6,167)	(4)	16		(6,155)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(42)		(42)	0	0		(42)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	3,144	9,352		12,496	7	1,107		13,610

Cash and due from banks at beginning of period	1,989	50,546		52,535	11	(689)		51,857

Cash and due from banks at end of period	5,133	59,898		65,031	18	418		65,467

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 2009	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(29,040)	16,834		(12,206)	6,825	(8,805)		(14,186)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,620	(8,036)		1,584	(1,038)	180		726

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	55,753	(245)		55,508	0	(1,105)		54,403

Purchase of investment securities	0	(67)		(67)	0	(2,122)		(2,189)

Proceeds from sale of investment securities	331	560		891	0	0		891

Maturities of investment securities	0	2,209		2,209	0	2,249		4,458

Investments in subsidiaries and other investments	(1,036)	(925)		(1,961)	(6,530)	6,584		(1,907)

Proceeds from sale of other investments	610	1,309		1,919	0	(209)		1,710

(Increase)/decrease in loans	(12,266)	15,956		3,690	588	(112)		4,166

Proceeds from sales of loans	0	992		992	0	0		992

Capital expenditures for premises and equipment and other intangible assets	(287)	(1,087)		(1,374)	0	(13)		(1,387)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0	0		3

Other, net	(8)	177		169	(5)	41		205

Net cash provided by/(used in) investing activities of continuing operations	52,717	10,846		63,563	(6,985)	5,493		62,071

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(188)	(30,139)		(30,327)	(60)	1,297		(29,090)

Increase/(decrease) in short-term borrowings	15,675	(12,416)		3,259	0	839		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38,671)	(8,683)		(47,354)	0	700		(46,654)

Issuances of long-term debt	9,046	52,421		61,467	56	1,306		62,829

Repayments of long-term debt	(9,452)	(61,609)		(71,061)	(500)	(911)		(72,472)

Issuances of common shares	0	(13)		(13)	29	1		17

Sale of treasury shares	0	1,695		1,695	752	15,210		17,657

Repurchase of treasury shares	0	(2,150)		(2,150)	(2,531)	(14,338)		(19,019)

Dividends paid/capital repayments	(32)	(225)		(257)	(111)	(7)		(375)

Excess tax benefits on share based awards	0	181		181	0	(1)		180

Other, net	(640)	(2,988)		(3,628)	1,485	63		(2,080)

Net cash provided by/(used in) financing activities of continuing operations	(24,262)	(63,926)		(88,188)	(880)	4,159		(84,909)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(64)	(1,091)		(1,155)	1,037	(1,036)		(1,154)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(649)	(37,337)		(37,986)	(3)	(189)		(38,178)

Cash and due from banks at beginning of period	2,638	87,883		90,521	14	(500)		90,035

Cash and due from banks at end of period	1,989	50,546		52,535	11	(689)		51,857

1 Includes eliminations and consolidation adjustments.

Note 28 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings are described in “Legal proceedings” in the Credit Suisse Annual Report 2009 and updated in subsequent quarterly reports. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when reasonably possible losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group does not believe that an aggregate range of reasonably possible losses can be determined for its matters as of the end of 4Q10. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

In 4Q10, the Group recorded net litigation provisions of CHF 43 million, primarily in the Investment Banking segment. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of these proceedings, in the aggregate, will not have a material adverse effect on its financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such matters may exceed current litigation provisions and may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Investor information
Investor information

Investor information
Share data

	in / end of

	2010		2009	2008	2007

Share price (common shares, CHF)

Average	45.97		45.65	48.87	83.02

Minimum	37.04		22.48	24.90	61.90

Maximum	56.40		60.40	66.95	95.45

End of period	37.67		51.20	28.50	68.10

Share price (American Depositary Shares, USD)

Average	44.16		42.61	45.48	68.97

Minimum	36.54		19.04	19.01	55.93

Maximum	54.57		59.84	59.76	79.03

End of period	40.41		49.16	28.26	60.10

Market capitalization

Market capitalization (CHF million)	44,683		60,691	33,762	76,024

Market capitalization (USD million)	47,933		58,273	33,478	67,093

Dividend per share (CHF)

Dividend per share paid	–		2.00	0.10	2.50

Capital distribution	1.30	[1]	–	–	–

1 Proposal of the Board of Directors to the Annual General Meeting on April 29, 2011.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of February 4, 2011	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Stable

Financial calendar and information sources

Financial calendar

First quarter 2011 results	Wednesday, April 27, 2011

Annual General Meeting	Friday, April 29, 2011

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of				Average in		Average in

	4Q10	3Q10	4Q09	4Q10	3Q10	4Q09	2010	2009

1 USD / 1 CHF	0.94	0.98	1.03	0.98	1.03	1.02	1.04	1.08

1 EUR / 1 CHF	1.25	1.33	1.49	1.32	1.33	1.51	1.38	1.51

1 GBP / 1 CHF	1.45	1.54	1.66	1.54	1.59	1.66	1.61	1.68

100 JPY / 1 CHF	1.15	1.17	1.12	1.19	1.20	1.14	1.19	1.16

List of abbreviations
A

ABS	Asset-Backed Securities

ADS	American Depositary Shares

AMF	Asset Management Finance

AOCI	Accumulated Other Comprehensive Income

APP	Adjustable Performance Plan

ARS	Auction Rate Securities

ASC	Accounting Standards Codification

ASU	Accounting Standards Updates

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

bp	basis point

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

CRA	Cash Retention Awards

D

DVA	Debit Valuation Adjustment

E

ECB	European Central Bank

EFSF	European Financial Stability Facility

EMEA	Europe, Middle East and Africa

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FNMA	Federal National Mortgage Association

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

GDP	Gross Domestic Product

GSE	Government-Sponsored Enterprise

I

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

M

M&A	Mergers and Acquisitions

MiFID	Markets in Financial Instruments Directive

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

O

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PIP	Performance Incentive Plan

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QoQ	Quarter on Quarter

QSPE	Qualified Special Purpose Entity

R

RMBS	Residential Mortgage-backed Securities

ROE	Return on Equity

RWA	Risk-Weighted Asset

S

SAB	Staff Accounting Bulletin

SEC	US Securities and Exchange Commission

SEI	Significant Economic Interest

SFAS	Statement of Financial Accounting Standards

SISU	Scaled Incentive Share Unit

SNB	Swiss National Bank

SPE	Special Purpose Entity

T

TRS	Total Return Swap

U

UK	United Kingdom

UHNW	Ultra-High-Net-Worth

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2011 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional Information – Risk Factors.

Photography: Alberto Venzago
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG

For a detailed presentation of Credit Suisse Group’s financial statements 2009, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2009. For information on how the bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2009. For information about our business activities and a summary of our financial performance during the year, please refer to the Business Review 2009.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520154 English